[redacted]

貝克·麥堅時律師事務所

[redacted]

08004654

14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏愨道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

RECEIVED
2008 SEP -2 P 1:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PROCESSED
SEP 04 2008
THOMSON REUTERS

SUPPL

August 28, 2008

Our Ref: 32201000-000001

By Hand

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

SHANGHAI JIN JIANG 12g3-2(b)
File No. 82-35063

Mail stop 00405-Attention to Office of International Corporate Finance (202)551-3450

Ladies and Gentlemen,

Re: Shanghai Jin Jiang International Hotels (Group) Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-35063)

This letter and the enclosed documents are furnished to the Securities and Exchange Commission (the "Commission") pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated August 19, 2008, copies of which are enclosed with this letter (a list of index provided in Annex 1).

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-1607 or by facsimile at 011-852-2845-0476.

dlw 9/2

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Ingrid Ling / Ingrid Chiu

Encl.

Annex 1

**A List of Documents Made Public
in connection with the Listing since our last submission on
August 19, 2008**

1. Announcement – Price-Sensitive Information, published by the Company, released on August 27, 2008

Jin Jiang
Hotels

Shanghai Jin Jiang International Hotels (Group) Company Limited*
上海錦江國際酒店(集團)股份有限公司

(a joint stock company incorporated in the People's Republic of China with limited liability)

(Stock Code: 02006)

ANNOUNCEMENT
PRICE-SENSITIVE INFORMATION

This announcement is made in accordance with Rule 13.09(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

On 28 August 2008, Shanghai Jin Jiang International Hotels Development Company Limited ("Jin Jiang Hotels Development", Shanghai Stock Exchange Stock Code: 600754/900934), in which Shanghai Jin Jiang International Hotels (Group) Company Limited (the "Company") holds 50.31% interests, will publish its unaudited interim report for the first half of year 2008, the principal financial data and indicators of which are set out as follows:

I. PRINCIPAL FINANCIAL DATA AND FINANCIAL INDICATORS:

	As at the end of the reporting period (30 June 2008) *RMB*	As at the end of previous year (31 December 2007) *RMB*	Increase/ (decrease) of the reporting period against previous year *(%)*
Total assets	4,161,051,339	6,262,493,837	(33.56)
Owners' equity (or shareholders' equity) attributable to owners of Jin Jiang Hotels Development	3,408,407,265	4,973,465,013	(31.47)
Net assets per share (RMB)	5.6502	8.2446	(31.47)

	Reporting period (January–June 2008)	Comparative period in previous year (January–June 2007)	(decrease) of the reporting period against comparative period (%)
Operating profit	191,580,611	159,266,270	20.29
Total profit	192,664,588	160,062,761	20.37
Net profit attributable to shareholders of Jin Jiang Hotels Development	164,547,316	132,558,443	24.13
Net profit after deducting non-recurring profit/loss attributable to shareholders of Jin Jiang Hotels Development	163,729,197	109,818,995	49.09
Basic earnings per share	0.2728	0.2197	24.13
Basic earnings per share after deducting the non-recurring profit/loss	0.2714	0.1820	49.09
Diluted earnings per share	0.2728	0.2197	24.13
Return on net assets (%)	4.83	6.49	Decreased by 1.66 percentage point
Net cash flows from operating activities	40,750,330	40,920,766	(0.42)
Net cash flows from operating activities per share	0.0676	0.0678	(0.42)

II. NOTES:

1. Since 1 January 2007, the financial statements of Jin Jiang Hotels Development have been prepared in accordance with the Accounting Standard for Business Enterprise promulgated by the Ministry of Finance of the People's Republic of China on 15 February 2006. The financial statements for the first half of year 2008 have not been audited.

2. Due to the change in fair value of the available-for-sale financial assets, value of assets and other related indicators as shown in the above table vary significantly against those of the comparative period in the previous year.

3. The full text of the year 2008 interim report of Jin Jiang Hotels Development will be published on the website of the Shanghai Stock Exchange (http://www.sse.com.cn). The summary of the year 2008 interim report will be published in Shanghai Securities News on 28 August 2008. An original copy of the year 2008 interim report is filed with Jin Jiang Hotels Development.

By order of the board of directors of
Shanghai Jin Jiang International Hotels (Group) Company Limited
Kang Ming **Yuen Chin Yau**
Joint Company Secretaries

Shanghai, the People's Republic of China, 27 August 2008

As at the date of this announcement, the executive Directors are Mr. Yu Minliang, Ms. Chen Wenjun, Mr. Yang Weimin, Mr. Chen Hao, Mr. Yuan Gongyao, Mr. Xu Zurong, Mr. Han Min and Mr. Kang Ming, the non-executive Director is Mr. Shen Maoxing, and the independent non-executive Directors are Mr. Ji Gang, Mr. Xia Dawei, Mr. Sun Dajian, Dr. Rui Mingjie, Mr. Yang Menghua, Dr. Tu Qiyu, Mr. Shen Chengxiang and Mr. Lee Chung Bo.

* The Company is registered as a non-Hong Kong company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "Shanghai Jin Jiang International Hotels (Group) Company Limited".

貝克·麥堅時律師事務所

14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

RECEIVED
2008 SEP -2 P 1:33

August 28, 2008

Our Ref: 32201000-000001

By Hand

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

SHANGHAI JIN JIANG 12g3-2(b)
File No. 82-35063

Mail stop 00405-Attention to Office of International Corporate Finance (202)551-3450

Ladies and Gentlemen,

Re: Shanghai Jin Jiang International Hotels (Group) Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-35063)

This letter and the enclosed documents are furnished to the Securities and Exchange Commission (the "Commission") pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the overseas regulatory announcements and brief English translation of such documents relating to the Company which were made public since March 25, 2008, copies of which are enclosed with this letter (a list of index provided in Annex 1).

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-1607 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Ingrid Ling / Ingrid Chiu

Encl.

Annex 1

A List of Documents Made Public in connection with the Listing since March 25, 2008

1. Overseas Regulatory Announcement dated April 10, 2008 by the Company regarding the Summary of Annual Report 2007 of Shanghai Jin Jiang International Hotels Development Company Limited and the brief English translation of such announcement;

2. Overseas Regulatory Announcement dated May 31, 2008 by the Company regarding the Announcement in respect of Resolutions of the 2007 Annual General Meeting of Shanghai Jin Jiang International Hotels Development Company Limited and the brief English translation of such announcement;

3. Overseas Regulatory Announcement dated June 10, 2008 by the Company regarding the Announcement in respect of the Payment of Dividends for 2007 of Directors of Shanghai Jin Jiang International Hotels Development Company Limited and the brief English translation of such announcement;

4. Overseas Regulatory Announcement dated June 20, 2008 by the Company regarding the Announcement in respect of the Change of Address of Puxi Office of Shanghai Jin Jiang International Hotels Development Company Limited and the brief English translation of such announcement;

5. Overseas Regulatory Announcement dated July 17, 2008 by the Company regarding the Clarification Announcement of Shanghai Jin Jiang International Hotels Development Company Limited and the brief English translation of such announcement; and

6. Overseas Regulatory Announcement dated July 19, 2008 by the Company regarding the Announcement in respect of the Resolutions of the Twenty-fifth Meeting of the Fifth Session of the Board of Directors of Shanghai Jin Jiang International Hotels Development Company Limited and the brief English translation of such announcement.

1

Jin Jiang
Hotels

Shanghai Jin Jiang International Hotels (Group) Company Limited*

上海錦江國際酒店（集團）股份有限公司

（於中華人民共和國註冊成立的股份有限公司）

（股份代碼：2006）

於其他海外監管市場發布的公告

本公告並非上海錦江國際酒店（集團）股份有限公司截至二零零七年十二月三十一日止年度之經審核財務業績公告。本公告乃根據香港聯合交易所有限公司證券上市規則第13.09(2)條的規定而發表。

以下公告的中文原稿將由上海錦江國際酒店（集團）股份有限公司旗下一間以A股和B股於上海證券交易所上市的附屬公司，上海錦江國際酒店發展股份有限公司（「本公司」）於二零零八年年四月十日於上海和香港發布。本公司的年度報告亦將於二零零八年四月十日根據上海證券交易所股票上市規則於本公司及上海證券交易所網站登載。

上海錦江國際酒店發展股份有限公司
2007年度報告摘要

§1 重要提示

1.1 本公司董事會、監事會及董事、監事、高級管理人員保證本報告所載資料不存在任何虛假記載、誤導性陳述或者重大遺漏，並對其內容的真實性、準確性和完整性承擔個別及連帶責任。

本年度報告摘要摘自年度報告全文，報告全文同時刊載於http://www.sse.com.cn。投資者欲瞭解詳細內容，應當仔細閱讀年度報告全文。

1.2 公司全體董事出席董事會會議。

1.3 普華永道中天會計師事務所有限公司對本公司2007年度按中國會計準則編製的財務報表出具了標準無保留意見的審計報告。

1.4 公司負責人董事長俞敏亮先生，主管會計工作負責人首席執行官陳灝先生及會計機構負責人副總裁盧正剛先生聲明：保證年度報告中財務報告的真實、完整。

§2 公司基本情況簡介

2.1 基本情況簡介

股票簡稱	錦江股份
股票代碼	600754
上市交易所	上海證券交易所
股票簡稱	錦江B股
股票代碼	900934
上市交易所	上海證券交易所
註冊地址和浦東辦公地址	上海市浦東新區浦電路489號13樓
郵政編碼	200122
浦西辦公地址	上海市廣東路51號5樓
郵政編碼	200002
公司國際互聯網網址	http://www.jinjianghotels.sh.cn
電子信箱	JJIR@jinjianghotels.com

2.2 聯繫人和聯繫方式

	董事會秘書
姓名	胡暋
聯繫地址	上海市廣東路51號5樓
電話	86-21-63217132
傳真	86-21-63217720
電子信箱	JJIR@jinjianghotels.com

§3 會計數據和業務數據摘要：

3.1 主要會計數據

單位：元　幣種：人民幣

主要會計數據	2007年	2006年 調整後	2006年 調整前	本年比上年增減(%)	2005年 調整後	2005年 調整前
營業收入	**834,760,286**	776,937,033	929,514,208	7.44	719,008,890	902,459,805
利潤總額	**324,554,898**	261,238,832	262,918,792	24.24	249,475,412	237,971,120
歸屬於上市公司股東的淨利潤	**263,782,196**	217,616,930	216,793,734	21.21	202,806,476	192,634,878
歸屬於上市公司股東的扣除非經常性損益的淨利潤	**208,604,669**	208,027,269	209,554,943	0.28	179,886,205	168,423,694
經營活動產生的現金流量淨額	**193,671,094**	170,907,418	206,662,128	13.32	189,539,807	230,167,323

	2007年末	2006年末 調整後	2006年末 調整前	本年末比上年末增減(%)	2005年末 調整後	2005年末 調整前
總資產	**6,262,493,837**	2,382,041,681	2,527,087,097	162.90	2,327,249,661	2,478,226,042
歸屬於母公司的所有者權益（或股東權益）	**4,973,465,013**	2,039,077,080	2,039,349,479	143.91	1,971,884,903	1,972,980,498

3.2 主要財務指標

單位：元

主要財務指標	2007年	2006年 調整後	2006年 調整前	本年比上年 增減(%)	2005年 調整後	2005年 調整前
基本每股收益	**0.4373**	0.3607	0.3594	21.21	0.3362	0.3193
稀釋每股收益	**0.4373**	0.3607	0.3594	21.21	0.3362	0.3193
扣除非經常性損益後的基本每股收益	**0.3458**	0.3448	0.3474	0.29	0.2982	0.2792
全面攤薄淨資產收益率(%)	**5.30**	10.67	10.63	減少5.37個百分點	10.28	9.76
加權平均淨資產收益率(%)	**12.68**	10.92	10.88	增加1.76個百分點	10.53	9.97
扣除非經常性損益後全面攤薄淨資產收益率(%)	**4.19**	10.20	10.28	減少6.01個百分點	9.12	8.54
扣除非經常性損益後的加權平均淨資產收益率(%)	**10.03**	10.44	10.51	減少0.41個百分點	9.39	8.71
每股經營活動產生的現金流量淨額	**0.3211**	0.2833	0.3426	13.34	0.3142	0.3816

	2007年末	2006年末 調整後	2006年末 調整前	本年末比上年末增減(%)	2005年末 調整後	2005年末 調整前
歸屬於上市公司股東的每股淨資產	**8.2446**	3.3802	3.3807	143.91	3.2688	3.2706

註：1、 上述比較期間的會計數據和財務指標已按本年度財務報表披露方式重述。

2、 營業收入2006年和2005年的「調整後」項目不含合營企業相關數據。新企業會計準則規定，合營企業不列入合併財務報表的合併範圍。

3、 淨資產收益率和歸屬於母公司的所有者權益(或股東權益)、歸屬於上市公司股東的每股淨資產等會計數據和財務指標，系根據新企業會計準則有關規定，對2007年末持有的長江證券等可供出售金融資產以其當年末收盤價為公允價值計算，因而與比較期間同類數據和指標產生較大的變動。

如果扣除上述可供出售的金融資產年末公允價值的變動，年末歸屬於上市公司股東的每股淨資產為3.5149元，比上年末增長3.98%；全面攤薄淨資產收益率12.44%，比上年增加1.77個百分點。詳見「6.1.5報告期內公司主要資產計量屬性發生重大變化的說明」。

✓適用 □不適用

單位：元 幣種：人民幣

非經常性損益項目	金額
非流動資產處置損益	74,783,361
企業重組費用，如安置職工的支出、整合費用等	-12,489,878
除上述各項之外的其他營業外收支淨額	1,503,278
所得稅影響	-8,619,234
合計	55,177,527

採用公允價值計量的項目

✓適用 □不適用

單位：元 幣種：人民幣

項目名稱	期初餘額	期末餘額	當期變動	對當期利潤的影響金額
可供出售金融資產	5,690,060	3,956,500,854	+3,950,810,794	0
合計	5,690,060	3,956,500,854	+3,950,810,794	0

3.3 境內外會計準則差異

□適用 ✓不適用

§4 股本變動及股東情況

4.1 股份變動情況表

✓適用 □不適用

單位：股

	本次變動前		本次變動增減(+，−)					本次變動後	
	數量	比例(%)	發行新股	送股	公積金轉股	其他	小計	數量	比例(%)
一、有限售條件股份									
1、國家持股	287,160,085	47.60	—	—	—	−30,162,037	−30,162,037	256,998,048	42.60
2、國有法人持股	21,869,055	3.63	—	—	—	−19,553,379	−19,553,379	2,315,676	0.38
3、其他內資持股	9,360,000	1.55	—	—	—	−9,360,000	−9,360,000	0	0
其中：									
境內法人持股	9,360,000	1.55	—	—	—	−9,360,000	−9,360,000	0	0
境內自然人持股									
4、外資持股									
其中：									
境外法人持股									
境外自然人持股									
有限售條件股份合計	318,389,140	52.78	—	—	—	−59,075,416	−59,075,416	259,313,724	42.98
二、無限售條件流通股份									
1、人民幣普通股	128,851,600	21.36	—	—	—	+59,075,416	+59,075,416	187,927,016	31.16
2、境內上市的外資股	156,000,000	25.86	—	—	—	0	0	156,000,000	25.86
3、境外上市的外資股									
4、其他									
無限售條件流通股份合計	284,851,600	47.22	—	—	—	+59,075,416		343,927,016	57.02
三、股份總數	603,240,740	100.00	—	—	—	0	0	603,240,740	100.00

限售股份變動情況表

✓適用 □不適用

單位：股

股東名稱	年初限售股數	本年解除限售股數	本年增減限售股數	年末限售股數	限售原因	解除限售日期
上海錦江國際酒店(集團)股份有限公司	287,160,085	30,162,037	+1,535,676[註1]	258,533,724	股改	2007年1月23日
上海嘉海投資有限公司	9,360,000	8,541,951	−818,049[註2]	0	股改	2007年3月21日
雙錢集團股份有限公司(原「上海輪胎橡膠(集團)股份有限公司」)	8,541,951	8,541,951	0	0	股改	2007年1月23日
上海浦東商業建設有限公司	780,000	0	0	780,000	股改	滿足可上市交易條件
其他	12,547,104	11,829,477	−717,627[註2]	0		2007年1月23日 2007年3月21日
合計	318,389,140	59,075,416	0	259,313,724	—	—

註：1、 限售股數增加系接受償還對價；

2、 限售股數減少系償還對價。

4.2 股東數量和持股情況

單位：股

報告期末股東總數	72,229戶（其中：A股股東39,757戶，B股股東32,472戶）

前十名股東持股情況

股東名稱	**股東性質**	**持股比例(%)**	**持股總數**	**報告期內增減**	**持有有限售條件股份數量**	**質押或凍結的股份數量**
上海錦江國際酒店(集團)股份有限公司	國有法人	50.31	303,465,764	1,535,676[註]	258,533,724	無
雙錢集團股份有限公司	國有法人	1.42	8,541,951	0	0	無
上海嘉海投資有限公司	境內非國有法人	0.93	5,639,460	–3,750,540	0	無
HSBC FS, HTSG A/C 9006G A/C 11-01960	境外法人	0.73	4,431,398	4,431,398	0	未知
大成精選增值混合型證券投資基金	其他	0.69	4,139,586	2,981,218	0	未知
日興資產管理有限公司—日興AM中國人民幣A股母基金	其他	0.33	1,999,982	–6,399,596	0	未知
上海證券有限責任公司	國有法人	0.27	1,629,384	–1,490,616	0	無
上海商投創業投資有限公司	其他	0.24	1,423,659	–136,341	0	無
深圳國際信托投資有限責任公司—睿信證券投資集合資金信托計劃	其他	0.23	1,400,000	1,400,000	0	未知
HANG SENG CONSUMER SECTOR FLEXIPOWER FUND	境外法人	0.23	1,369,595	1,369,595	0	未知

前十名無限售條件股東持股情況

股東名稱	持有無限售條件股份數量	股份種類
上海錦江國際酒店(集團)股份有限公司	44,932,040	人民幣普通股
雙錢集團股份有限公司	8,541,951	人民幣普通股
上海嘉海投資有限公司	5,639,460	人民幣普通股
HSBC FS, HTSG A/C 9006G A/C 11-01960	4,431,398	境內上市外資股
大成精選增值混合型證券投資基金	4,139,586	人民幣普通股
日興資產管理有限公司—日興AM中國人民幣A股母基金	1,999,982	人民幣普通股
上海證券有限責任公司	1,629,384	人民幣普通股
上海商投創業投資有限公司	1,423,659	人民幣普通股
深圳國際信托投資有限責任公司—睿信證券投資集合資金信托計劃	1,400,000	人民幣普通股
HANG SENG CONSUMER SECTOR FLEXIPOWER FUND	1,369,595	境內上市外資股
上述股東關聯關係或一致行動關係的說明	前十名無限售條件股東關聯關係未知 前十名無限售條件股東和前十名股東之間關聯關係未知	

註：上海錦江國際酒店(集團)股份有限公司報告期內增加1,535,676股股份系接受原部分法人股單位償還對價。

4.3 控股股東及實際控制人情況介紹

4.3.1 控股股東及實際控制人變更情況

□適用 ✓不適用

4.3.2 控股股東及實際控制人具體情況介紹

(1) 法人控股股東情況

公司的控股股東為上海錦江國際酒店(集團)股份有限公司，公司成立於1995年6月16日，2005年7月由上海新亞(集團)有限公司變更為上海錦江國際酒店(集團)有限公司、2006年1月由上海錦江國際酒店(集團)有限公司變更為現名。法人代表：俞敏亮。該公司於2006年12月15日在香港聯合交易所有限公司主板上市，總股本為45.65億元。經營範圍：企業投資管理，國內貿易，自有辦公樓、公寓租賃，技術培訓及相關項目的諮詢(上述經營範圍涉及許可經營的憑許可證經營)。

(2) 法人實際控制人情況

錦江國際（集團）有限公司成立於2003年6月（在原錦江（集團）有限公司和上海新亞（集團）有限公司國有資產重組基礎上組建），法人代表：俞敏亮，註冊資本：20億元人民幣，企業類型：有限責任公司（國有獨資），經營範圍：國有資產經營與管理，企業投資及管理，飯店管理，游樂業配套服務，國內貿易，物業管理，自有辦公樓、公寓租賃，產權經紀及相關項目的諮詢（以上項目涉及許可的憑許可證經營）。錦江國際（集團）有限公司的出資人為上海市國有資產監督管理委員會。

4.3.3公司與實際控制人之間的產權及控制關係的方框圖



上海市國有資產監督管理委員會
100%
錦江國際（集團）有限公司
100%
上海錦江國際投資管理有限公司
66.04%
3.48%
上海錦江國際酒店（集團）股份有限公司
50.31%
上海錦江國際酒店發展股份有限公司

註：上海錦江國際投資管理有限公司原名為「上海市華亭（集團）有限公司」，於2007年1月15日變更為現名。

5.1 董事、監事和高級管理人員持股變動及報酬情況

單位：股

姓名	職務	性別	年齡	任期起始日期	任期終止日期	年初持股數	年末持股數	股份增減數	變動原因	報告期內從公司領取的報酬總額（萬元）（稅前）	是否在股東單位或其他關聯單位領取報酬、津貼
俞敏亮	董事長	男	50	2006-05-26	2009-05-25	14,305	14,305	0			是
沈懋興	副董事長	男	57	2006-05-26	2009-05-25	0	0	0			是
楊衛民	副董事長	男	53	2006-05-26	2009-05-25	0	0	0			是
張寶華	副董事長	男	56	2006-05-26	2009-05-25	14,305	14,305	0			是
陳灝	董事、首席執行官兼財務負責人	男	57	2006-05-26	2009-05-25	0	0	0		39.4	否
朱衛嫣	董事兼副總裁	女	52	2006-05-26	2009-05-25	0	0	0		30.5	否
孫平	董事兼副總裁	女	51	2006-05-26	2009-05-25	0	0	0		31.0	否
盧正剛	董事兼副總裁	男	49	2006-05-26	2009-05-25	0	0	0		31.4	否
薛建民	董事	男	49	2006-05-26	2009-05-25	0	0	0			是
郭海慶	董事	男	44	2006-05-26	2009-05-25	0	0	0			是
王方華	獨立董事	男	60	2006-05-26	2009-05-25	0	0	0		4	是
戴繼雄	獨立董事	男	48	2006-05-26	2009-05-25	1,310	985	-325	二級市場買賣	4	是
張伏波	獨立董事	男	45	2006-05-26	2009-05-25	0	0	0		4	是
陸雄文	獨立董事	男	41	2006-05-26	2009-05-25	0	0	0		4	是
余炳炎	獨立董事	男	63	2006-05-26	2009-05-25	0	0	0		4	是
王行澤	監事長	男	52	2006-05-26	2009-05-25	0	0	0			是
黎敏幼	監事	女	52	2006-05-26	2009-05-25	0	0	0			是
王志成	監事	男	51	2006-05-26	2009-05-25	13,472	10,172	-3,300	二級市場買賣	20.9	否
戴春年	監事	男	57	2006-05-26	2009-05-25	0	0	0		19.1	否
康鳴	監事	男	36	2006-05-26	2009-05-25	0	0	0			是
周怡	監事	女	48	2006-05-26	2009-05-25	0	0	0			是
張興國	副總裁	男	50	2006-05-26	2009-05-25	0	0	0		31.4	否
胡晉	董事會秘書	女	35	2006-05-26	2009-05-25	0	0	0		15.8	否
合計	/	/	/	/	/	43,392	39,767	-3,625	/	239.5	/

§6 董事會報告

6.1 管理層討論與分析

6.1.1經營情況回顧

在2007年裏，本公司認真貫徹實施「國際化、品牌化、市場化」的發展戰略，在品牌、網絡、管理和人才培養等方面取得了新的發展。公司積極穩健經營，致力於公司價值最大化，完成了2007年主要經營目標和各項工作任務，保持了本公司在國內同行業市場的領先地位。

截至2007年末，本公司實現營業收入83,476萬元，比上年增長7.44%；實現營業利潤32,150萬元，比上年增長27.44%；實現歸屬於母公司所有者的淨利潤26,378萬元，比上年增長21.21%；實現基本每股收益0.4373元，比上年增長21.21%。

酒店投資營運

公司持股滿20%且營業滿一個會計年度的四家高星級酒店全年客房平均出租率為77.5%，同比增加3.5個百分點；全年平均房價1,035元，同比下降5.3%。公司持股滿20%且營業滿一個會計年度的六家低星級酒店全年客房平均出租率為70.2%，同比減少2.3個百分點；全年平均房價302元，同比下降2.1%。上海市旅遊事業管理委員會提供的2007年相關信息顯示：上海市全部星級酒店的客房出租率約61.5%，比上年減少約2.4個百分點；上海市五星級至二星級酒店平均房價與上年比較分別下降約5.0%、1.6%、2.5%和4.4%。總體上看，公司投資的星級酒店(大部分座落於上海)的經營狀況好於同市場水平。

經過修繕後的海侖賓館和建國賓館2007年度經營業績得到穩步提升，其RevPAR(每間可供出租客房的營業收入)分別比上年增長17.6%和9.3%。

公司持股50%的武漢錦江大酒店經過兩年多的籌建，已於2007年6月末開始營業試運轉，當年7月份至12月份的客房出租率穩步上升，平均房價也已達到613元。在「第三屆中國酒店星光獎」評選中，武漢錦江大酒店榮獲「中國最佳新開業酒店」。

在報告期內，公司分別持股20%的錦江之星旅館有限公司與上海錦江國際旅館投資有限公司繼續進行資產和業務整合，錦江之星旅館有限公司將專註於經濟型旅館的租賃經營和授出加盟權，上海錦江國際旅館投資有限公司將以發展自有產權的經濟型旅館的投資為主。截至2007年底，營運和籌建中的錦江之星旅館共有280家，客房數超過3.8萬間。錦江之星門店已遍及中國29個省、自治區和直轄市的83個城鎮。在「第三屆中國酒店星光獎」評選中，「錦江之星」榮獲「中國最佳經濟型連鎖酒店」。

星級酒店管理

公司於報告期末簽約管理的星級酒店達95家，客房數超過2.8萬間。其中受錦江國際集團以外第三方委托管理的酒店達到67家。公司管理的星級酒店分布全國23個省、自治區和直轄市的45個城市。

在管理標準上，公司加大管理標準的統一和推廣力度，就品牌標識、產品和服務質量核心標準、市場營銷、人力資源、財務、IT、開業路徑等方面對酒店管理公司的標準、政策與程序進行了梳理與整合，彰顯「國際接軌、國家規定和錦江特色」相結合的酒店品牌特點。加大對賓客滿意度影響較大的產品的統一和品質提升力度；以統一規範客房布置作為客房核心標準推廣的重點，通過推廣「錦江東方之夢」床具，提升了客房產品的品質；以自助餐為基礎作為酒店餐飲核心標準得到推廣。公司開發的以中國宮殿飛檐為主要元素的星級酒店店徽「JJ」在成員酒店逐步推廣應用，完善了錦江星級酒店管理品牌的識別系統，提升了市場形象。

在網絡營銷上，公司開發建立的「JREZ」全球客房預訂系統運營平穩，與全球酒店分銷系統(GDS)和上百家國內外網上客房預訂系統供應商(IDS)建立了合作關係，網絡資源效應開始顯現；JREZ預訂量持續增長，月訂房突破1萬間夜，並繼續保持每月10%左右的增長趨勢。報告期內，「JREZ」接受預定客房間數為68,830間夜，比上年增長8.84倍。

在人才培養上，通過錦江國際管理學院努力培養適應產業發展的各類管理人才，全年通過舉辦多種形式的中、短期酒店中高級管理人員培訓班，培訓人員達2,400多人次，提升了成員酒店管理人員的業務素質；公司舉辦了四期酒店自助早餐培訓，促進了酒店自助餐產品質量的提升。

在物品供應上，公司持股85%的上海錦江酒店物品供應公司全年實現營業收入15,953萬元，比上年增長12.20%。通過統一採購，降低了酒店物品採購成本，還逐步統一了酒店物品的品質標準。

錦江國際酒店管理有限公司與費爾蒙酒店公司(Fairmont Hotels Inc.，在加拿大註冊成立)於2007年4月16日在上海簽署合同，共同成立中外合資經營企業「上海錦江費爾蒙酒店管理有限公司」(英文名稱：Shanghai Jin Jiang Fairmont Hotel Management Co., Ltd.；以下簡稱「錦江費爾蒙」)。錦江費爾蒙將管理整體修繕後的和平飯店。

2008年，廣受世界矚目的第29屆夏季奧林匹克運動會將在北京舉行，公司附屬公司錦江(北方)管理有限公司已全面啟動與北京奧運會有關的酒店服務管理等工作，並承接了奧運媒體村的管理服務，北京地區有五家由錦江國際酒店管理有限公司管理的高星級酒店與奧組委簽訂了用房協議。

公司啟動了與2010上海世博會官方機構的酒店服務合作；錦江國際酒店管理有限公司與上海世博土地控股有限公司簽訂「世博村錦江公寓酒店委托管理合同」，該公寓酒店包含七座大樓約880套房間。上海錦江德爾互動有限公司成為上海世博會指定訂房服務項目承辦方。

報告期內，錦江國際酒店管理有限公司獲TTG亞洲頒發的「2006最佳本土酒店集團」獎；在「第三屆中國酒店星光獎」中，獲「中國最佳本土酒店管理集團」獎；同時，還榮登美國《信息周刊》(InformationWeek)評選的「2007中國商業科技百強」。

連鎖餐飲投資

公司持股49%的上海肯德基有限公司榮獲中國烹飪協會頒發的「全國餐飲業優秀企業」，全年實現營業收入183,062萬元，比上年增長18.40%，報告期末餐廳總數為209家。公司持股50%的上海新亞大家樂餐飲有限公司全年實現營業收入20,181萬元，比上年增長7.28%；「新亞大包」報告期末餐廳數為67家，「大家樂」報告期末餐廳數為6家。公司持股40%的上海吉野家快餐有限公司全年實現營業收入3,703萬元，比上年增長44.6%；報告期末餐廳數為12家。公司持股30%的上海靜安麵包房有限公司全年實現營業收入7,841萬元，比上年增長12.6%；門店數為65家。公司持股51%的上海錦江同樂餐飲管理有限公司全年實現營業收入1,181萬元，比上年增加810萬元；報告期末餐廳總數為2家。

報告期內，公司對杭州肯德基有限公司、上海吉野家快餐有限公司、澳大利亞新亞大包快餐(連鎖)有限公司等企業進行了增資。

6.1.2社會責任履行

公司在企業運營中貫徹環保理念，充分做好酒店排污處理、客用品循環使用等環節，並積極將酒店燃煤鍋爐升級為燃油鍋爐。組織了創建綠色旅游飯店活動。

公司非常重視客人及員工的食品衛生與安全，已制訂有關食品安全的標準與監控體系，並在管理酒店內推廣。

公司注重員工薪酬與福利水平的穩步提升，在報告期內為附屬公司員工普遍增加了基本工資；公司還與附屬公司員工就勞動合同和工資增長機制等方面達成協商機制。為更好地執行新《勞動合同法》，先後舉辦了四次酒店總經理層面培訓講座，對原勞動合同文本及員工手冊(規章制度)進行了全面修訂。

本集團相關企業為參加在上海舉辦的2007世界特殊奧林匹克運動會的163個國家運動員的家屬提供免費訂房服務，承接了部分國家運動員及其家屬餐飲的住宿、餐飲接待任務，受到了當地政府和參賽運動員及其家屬的好評。

本集團下屬上海錦江湯臣洲際大酒店、上海揚子江萬麗大酒店、上海海侖賓館有限公司、上海建國賓館、上海南京飯店、上海肯德基有限公司、上海閔行飯店等企業榮獲上海市第13屆文明單位稱號。

6.1.3公司主營業務及其經營狀況

(1) 主營業務分行業、產品情況表

金額單位：元　幣種：人民幣

分行業或分產品	主營業務收入	主營業務成本	主營業務利潤率(%)	主營業務收入比上年增減(%)	主營業務成本比上年增減(%)	主營業務利潤率比上年增減(%)
酒店營運業務	531,665,132	78,709,519	80.11	6.35	12.87	減少0.95個百分點
酒店管理業務	89,829,107	2,438,502	91.81	–4.00	20.00	減少0.52個百分點
餐飲與食品業務	45,869,469	23,662,573	46.16	25.71	8.19	增加7.64個百分點
物品供應業務	149,301,493	141,534,402	5.02	14.00	13.99	減少0.07個百分點
其他業務	1,635,578	693,056	56.93	13.77	34.70	減少3.15個百分點
合計	818,300,779	247,038,052	65.74	7.33	13.16	減少1.58個百分點
其中：關聯交易	169,823,352	114,265,055	30.95	4.4	15.95	減少6.37個百分點

註：主營業務利潤率=((主營業務收入—主營業務成本—主營業務税金及附加)÷主營業務收入)*100%

(2) 主營業務分地區情況

金額單位：元　幣種：人民幣

地區	營業收入	營業收入比上年增減(%)
上海	720,843,935	6.41
其他	97,456,844	14.66
合計	818,300,779	7.33

6.1.4報告期公司資產構成同比發生重大變動的説明

單位：萬元　幣種：人民幣

項目	2007年 12月31日	2006年 12月31日	變動 金額	%
應收票據	12	18	–6	–35
應收賬款	4,092	3,061	+1,031	+34
應收利息	169	107	+62	+58
可供出售金融資產	395,650	569	+395,081	+694
固定資產	27,989	43,251	–15,262	–35
在建工程	865	3,347	–2,482	–74
長期待攤費用	1,667	3,214	–1,547	–48
遞延所得税資產	983	479	+504	+105
短期借款	1,100	3,900	–2,800	–72
應交税費	4,033	2,368	+1,665	+70
長期借款	204	0	+204	不適用
遞延所得税負債	95,105	0	+95,105	不適用
資本公積	362,350	77,192	+285,158	+369

變動原因分析：

1) *應收票據*

期末12萬元，期初18萬元，下降35%，主要系本公司下屬一子公司收回貨款所致。

2) *應收賬款*

期末4,092萬元，期初3,061萬元，上升34%，主要系本集團營業額增長等所致。

3) *應收利息*

期末169萬元，期初107萬元，上升58%，主要系本公司及下屬子公司存款增加所致。

4) *可供出售金融資產*

期末395,650萬元，期初569萬元，上升694%，主要系本公司持有的長江證券等可供出售金融資產年末以公允價值計量，以及其公允價值發生變動所致。

5) 固定資產

期末27,989萬元，期初43,251萬元，下降35%，主要系本公司在報告期內轉出部分經濟型酒店整體資產、股權用於增加向上海錦江國際旅館投資有限公司的投資所致。

6) 在建工程

期末865萬元，期初3,347萬元，下降74%，主要系本公司長春錦江之星建造工程和海侖賓館、建國賓館等修繕工程完工轉入固定資產所致。

7) 長期待攤費用

期末1,667萬元，期初3,214萬元，下降48%，主要系本公司在報告期內轉出部分經濟型酒店整體資產、股權用於增加向上海錦江國際旅館投資有限公司的投資所致。

8) 遞延所得稅資產

期末983萬元，期初479萬元，上升105%，主要系本公司及下屬子公司按照新所得稅法規定能夠於以後年度抵減應納稅所得額的可抵扣暫時性差異增加，調整遞延所得稅資產所致。

9) 短期借款

期末1,100萬元，期初3,900萬元，下降72%，主要系本公司子公司上海海侖賓館有限公司和上海建國賓館有限公司等歸還借款所致。

10) 應交稅費

期末4,033萬元，期初2,368萬元，上升70%，主要系本公司在報告期內轉出部分經濟型酒店整體資產、股權用於增加向上海錦江國際旅館投資有限公司的投資所計提的稅費，以及本公司下屬子公司計提稅費所致。

11) 長期借款

期末204萬元，期初0萬元，主要系本公司之子公司上海錦江同樂餐飲管理有限公司借款所致。

12) 遞延所得稅負債

期末95,105萬元，期初0萬元，主要系本公司持有的長江證券等可供出售金融資產年末以公允價值計量，以及其公允價值發生變動確認遞延所得稅負債所致。

13) 資本公積

期末362,350萬元，期初77,192萬元，上升約3.7倍，主要系本公司持有的長江證券等可供出售金融資產年末以公允價值計量，以及其公允價值發生變動所致。

6.1.5報告期內公司主要資產計量屬性發生重大變化的說明

截至2007年12月31日，本公司持有長江證券、全聚德和交通銀行等有限售條件的流通股，並持有豫園商城、上電股份和同達創業等已解除限售的流通股。根據新企業會計準則的有關規定，公司將其列入可供出售金融資產核算，並以其已流通的股票於上海（或深圳）證券交易所2007年12月28日收盤價（當年度最後一個交易日）為公允價值計算。

本公司2007年末可供出售金融資產的公允價值為人民幣395,650萬元。在扣除因公允價值變動導致的遞延所得税影響後，本公司2007年末的股東權益因此比上年末增加293,665萬元，增幅約1.4倍。此項變動已引起本公司與股東權益等相關的會計數據和財務指標發生相應的變動，包括但不限於股東權益總額、資產總額、每股淨資產、淨資產收益率和資產負債率等。

截至2008年4月7日，本公司持有長江證券、全聚德和交通銀行等有限售條件的流通股，並持有豫園商城、上電股份和同達創業等已解除限售的流通股。根據新企業會計準則的有關規定，以該等股票於深圳（或上海）證券交易所2008年4月7日收盤價為公允價值計算，本公司所持該等可供出售金融資產的公允價值為人民幣200,921萬元。在扣除因公允價值變動導致的遞延所得税影響後，本公司因資產負債表日後有限售條件的流通股股價變動導致股東權益減少人民幣146,047萬元。此項變動將會引起本公司與股東權益等相關的會計數據和財務指標發生相應的變動，包括但不限於股東權益總額、資產總額、每股淨資產、淨資產收益率和資產負債率等。

上述有限售條件的流通股將分別於2008年和2010年解除限售，其中長江證券有限售條件的流通股100,637,463股將於2010年12月27日解除限售。

6.1.6報告期公司主要財務數據同比發生重大變動的說明

單位：萬元　幣種：人民幣

項目	01月01日至12月31日 2007年	2006年	變動 金額	%
財務收入—淨額	**742**	435	+307	+71
資產減值損失	**28**	321	–293	–91
投資收益	**18,565**	11,636	+6,929	+60
營業外收入	**341**	1,339	–998	–75
營業外支出	**35**	443	–408	–92
所得税費用	**4,495**	3,093	+1,402	+45

變動原因分析：

1) 財務收入－淨額

本期742萬元，上年同期435萬元，上升71%，主要系本公司及下屬子公司存款利息收入增加所致。

2) 資產減值損失

本期28萬元，上年同期321萬元，下降91%，主要系本公司上年同期沖回公司本部長期投資減值準備所致。

3) 投資收益

本期18,565萬元，上年同期11,636萬元，上升60%，主要系本公司出售部分可供出售金融資產和轉讓七家經濟型酒店整體資產及股權等獲得收益所致。

4) 營業外收入

本期341萬元，上年同期1,339萬元，下降75%，主要系上年同期本公司下屬一子公司因土地被徵用確認動遷補償收益所致。

5) 營業外支出

本期35萬元，上年同期443萬元，下降92%，主要系本公司及下屬子公司處置固定資產淨損失同比減少所致。

6) 所得税費用

本期4,495萬元，上年同期3,093萬元，上升45%，主要系本公司本期轉出部分經濟型酒店整體資產及股權用於增加向上海錦江國際旅館投資有限公司的投資而計提所得税所致。

6.1.7報告期公司現金流量構成同比發生重大變動的說明

單位：萬元　幣種：人民幣

項目	01月01日至12月31日 2007年	2006年	變動 金額	%
經營活動產生的現金流量淨額	**19,367**	17,091	+2,276	+13
投資活動產生的現金流量淨額	**4,394**	2,439	+1,955	+80
籌資活動產生的現金流量淨額	**–22,016**	–18,045	–3,971	不適用

變動原因分析：

1) 報告期內經營活動產生的現金流量淨額19,367萬元，比上年同期增加2,276萬元，主要系本集團營業收入增加所致。

2) 報告期內投資活動產生的現金流量淨額4,394萬元，比上年同期增加1,955萬元，主要系本公司出售部分可供出售金融資產和減少購建固定資產等所致。

3) 報告期內籌資活動產生的現金流量淨額–22,016萬元，比上年同期減少3,971萬元，主要系本公司之子公司歸還借款以及本公司分配利潤增加所致。

6.1.8公司主要子公司、參股公司的經營情況及業績分析

公司名稱	主營業務	持股比例	註冊資本	期末總資產	期末淨資產	報告期營業收入	報告期淨利潤
錦江國際酒店管理有限公司	酒店管理	100%	10,000	23,798	17,738	25,010	3,952
上海錦江湯臣大酒店有限公司	經營酒店及餐飲	50%	2,434萬美元	32,409	28,413	22,090	4,034
上海揚子江大酒店有限公司	經營酒店及餐飲	40%	530萬美元	17,732	10,063	27,045	5,360
武漢錦江國際大酒店有限公司	經營酒店及餐飲	50%	22,000	47,319	15,265	1,773	–6,018
上海海侖賓館有限公司	經營酒店及餐飲	66.67%	6,263	15,982	10,433	18,303	2,811
上海建國賓館有限公司	經營酒店及餐飲	65%	8,000	14,942	11,416	16,127	2,449
上海新亞食品有限公司	生產月餅及冷凍食品	100%	141.54	2,869	1,183	3,254	371
上海肯德基有限公司	西式快餐	49%	2,701萬美元	64,464	40,092	183,062	16,319
上海新亞大家樂餐飲有限公司	中西餐飲	50%	6,867	7,073	4,513	20,181	6
上海新亞富麗華餐飲股份有限公司	中式餐飲	41%	3,500	5,766	4,490	5,446	239
上海吉野家快餐有限公司	日式快餐	40%	730萬美元	3,567	3,316	3,703	–190
上海靜安麵包房有限公司	生產、銷售麵包、糕點等	30%	100萬美元	4,029	1,713	7,841	624
杭州肯德基有限公司	西式快餐	8%	2,150萬美元	71,133	45,045	224,317	25,187
無錫肯德基有限公司	西式快餐	8%	310萬美元	20,515	8,003	53,000	5,076
蘇州肯德基有限公司	西式快餐	8%	310萬美元	33,108	14,428	85,147	10,712
上海錦江同樂餐飲管理有限公司	中西餐飲	51%	1,000	1,243	89	1,181	–533
錦江之星旅館有限公司	經濟型酒店管理	20%	17,971	150,458	25,558	41,442	3,844
上海錦江國際旅館投資有限公司	旅館業的投資	20%	122,500	169,400	164,302	17,303	–157
上海錦江國際管理學院	教育培訓	100%	340	747	–222	153	–443
上海錦江德爾互動有限公司	計算機軟件、網絡技術服務	50%	300萬美元	969	544	945	–1,043

處置子公司的情況：

報告期內，本公司以擁有的部分經濟型酒店整體資產、股權及部分現金對上海錦江國際旅館投資有限公司增加投資；其中經濟型酒店整體資產包括：上海錦江國際酒店發展股份有限公司北京錦亞酒店、上海錦江國際酒店發展股份有限公司瀋陽錦亞飯店、上海錦江國際酒店發展股份有限公司常州錦常分公司、上海錦江國際酒店發展股份有限公司長春分公司；經濟型酒店股權包括：上海錦亞旅館有限公司95%的股權、天津錦江之星旅館有限公司50%的股權、青島錦江之星旅館有限公司50%的股權。該事項的交易價格參考相關評估價值，截至報告期末，已辦理產權交易手續。本年初起至轉出日止該項資產為本集團貢獻的淨利潤為318萬元，出售產生的所得税前損益為45,977,376元。該事項不影響本集團業務的連續性及管理層的穩定性。（詳見7.4.4共同對外投資的重大關聯交易）

6.1.9對公司未來發展的展望

(1) 公司所處行業的發展趨勢及公司面臨的市場競爭格局

1) 行業的發展趨勢

本公司所處的旅游行業保持著良好的平穩發展態勢。國家有關部門信息顯示，全年入境旅游人數2007年13187萬人次，比上年增長5.5%；國際旅游外匯收入2007年419億美元，比上年增長23.5%；全年國內出游人數2007年16.1億人次，比上年增長15.5%；國內旅游總收入2007年7771億元，比上年增長24.7%。2008年全國旅游業發展的預期目標為：入境過夜旅游人數5900萬人次，增長8%；旅游外匯收入460億美元，增長10%；國內旅游人數17.7億人次，增長10.0%；旅游業總收入1.2萬億元，增長10%。2007年全國住宿和餐飲業零售額12352億元，同比增長19.4%。(資料來源：國家統計局和國家旅游局)。2008年奧運會給我國旅游業帶來了巨大的契機，隨著上海成功取得2010年世博會的申辦權，我國農村居民人均純收入和城鎮居民可支配收入逐年增加，預期中國入境旅游、國內旅游和商務(公務)旅游等市場將呈現適度增長的趨勢。

2) 公司面臨的市場競爭格局

公司所處的行業也是一個充分競爭的行業，並且這種競爭還將進一步加劇。中國星級酒店2006年末已經達到12751家，比上年增加923家；擁有客房145.98萬間，比上年增加12.78萬間(資料來源：2006年中國旅游業統計公報)；預期2007年星級酒店和客房間數的供應仍保持增長趨勢。中國龐大的酒店資產的存量和增量，將會繼續吸引其他國際國內資本和專業酒店集團的加入。連鎖餐飲企業(集團)全國2006年末達到349個，比上年增加49個；限額以上連鎖餐飲企業門店數2006年末達到11360個，比上年增加1612個(資料來源：國家統計局)；預期連鎖餐飲企業(集團)及其門店數也將保持一定程度的增長。

(2) 管理層所關註的未來公司發展機遇和挑戰，公司發展戰略，以及各項業務的發展規劃

1) 公司未來的發展機遇和挑戰

在科學發展觀的指引下，「十一五」期間中國經濟有望保持又好又快的發展。預期2008年國內生產總值增速有所放緩但仍將保持較高的增長水平；入境旅游進入新的發展周期，外部競爭加劇，呈現較為明顯的階段性增幅趨緩、增長難度加大的趨勢；國內旅游既處於大眾消費加速增長期，又處於消費快速升級轉型期，局部地區、重點時段呈現供需矛盾加大的趨勢。奧運會和世博會籌辦工作的加快推進，一線城市商業活動的日益

活躍；以及公司過去幾年裏在投資效益、產業規模、品牌推廣和競爭能力等方面所作的努力，這些都給本公司實現持續平穩的發展提供了戰略機遇。

與此同時，隨著國內星級酒店的陸續建設和投入運營，酒店管理公司發展步伐的紛紛加快，一些國外酒店集團將其發展戰略的重點放在中國，本公司在管理、品牌、網絡、人才等方面將面臨國內外對手更加激烈的全方位競爭，本公司酒店管理業務在國內市場的領先地位面臨挑戰。

2) 公司發展戰略

本公司將通過進一步實施「國際化、品牌化、市場化」的發展戰略，以星級酒店管理業務為重點發展方向，並通過投資錦江之星旅館有限公司和上海錦江國際旅館投資有限公司分享經濟型旅館的發展成果，繼續拓展連鎖快餐的投資經營，進一步提升在「管理、品牌、網絡、人才」等方面的核心競爭能力，繼續保持本公司在國內同行業市場的領先地位，努力成為具有國際競爭力的中國酒店管理行業的領先者，實現公司價值最大化。

3) 新年度經營計劃

2008年，公司預計營業收入81,000萬元。計劃開展以下主要工作：

公司將進一步做好酒店管理公司國際化團隊的建設。年內新簽管理合約不少於2000間客房；發揮地區性公司作用，努力突破重點城市。修訂核心標準2008版，優化品牌形象，推廣核心標準。推進品牌整合與創新，通過外管酒店品牌識別系統推廣、開展品牌宣傳推廣活動，提高品牌形象一致性。加強酒店管理集成能力的建設；制定相應政策，向大客戶推廣JREZ，提高大客戶產量；加大品牌網絡的宣傳力度，協調統籌渠道推廣，提升訂房量；完成客戶忠誠度計劃整體方案，向所有成員酒店推廣常客計劃。

公司將做好旗下酒店的奧運接待和服務工作，並借助奧運進一步宣傳和提升公司管理品牌。

公司將繼續發展中西快餐業務，「肯德基」將通過優化市場布局，繼續拓展門店，保持市場領頭羊的地位；「錦廬」將通過抓好現有兩家餐廳經營管理，提升品牌知名度和盈利能力；「新亞大家樂」將不斷調整經營策略，擴大市場份額；「吉野家」將拓展新店鋪開發，實現盈虧平衡；「靜安麵包房」將探索通過戰略重組加快發展。

公司將進一步發揮錦江國際管理學院和上海錦江理諾士管理學院的專業培訓資源優勢，強化酒店管理人才培養和儲備及社會服務功能。

(3) 公司未來發展戰略所需的資金需求及使用計劃，以及資金來源情況

公司預計在2008年需要投入10,000萬元資金，主要用途是部分星級酒店和上海新亞明珠大酒店等投資酒店的修繕、連鎖餐飲企業門店的新建及修繕等。這些資金來源渠道主要是自有資金和銀行貸款。

(4) 本公司未來發展戰略和經營目標的實現將會受到以下一項或多項因素的不利影響。這些風險主要有：

1) 宏觀條件變化

本公司所處的行業受國際國內旅游出行人數增減的影響很大，如果由於經濟、政治、安全、氣候和相關行業狀況等因素改變或減弱本公司行業客人的出行願望，可能對本公司的客房入住率、平均房價和餐飲消費人次、人均消費水平等經營業績產生重大影響。

2) 行業競爭的加劇

本公司所處的行業是一個高度競爭的行業。本公司必定與其他跨國、地區和獨立的公司進行全方位的競爭。本公司擁有及管理的酒店一般位於對手林立的地段，本公司所提供的餐飲服務可能因消費者的口味改變等受到影響，本公司不能保證現有或將來對手不會利用其營銷和財務資源，可能對本公司的盈利空間和市場份額造成削弱和減少。

3) 公司的發展戰略依賴於酒店管理合同

本公司將以酒店管理業務為重點發展方向，旨在不斷拓展公司的盈利空間。同時，酒店管理公司之間為爭奪酒店管理業務所展開的競爭也非常激烈。本公司面對的部分競爭對手在品牌知名度等方面目前在某些市場領域可能仍具有一定的優勢，本公司如果不能加強自身的核心競爭力，持續獲得更多的酒店管理合同，將在一定階段內對公司的經營業績產生影響。

4) 依賴於酒店業主

受管理合同的限制，本公司一般無權阻止酒店業主舉債，而且一般無法阻止酒店業主按揭或轉讓酒店物業。

5) 公司擁有的子公司和管理酒店的現有保單，可能不能涵蓋其營運的全部風險

本公司擁有的子公司已經投保了自有物業的綜合保險，也要求管理的酒店投保相應的保險，以保障因火災和天災等造成的損失。如果發生火災或天災等，子公司和管理的酒店投保的種類或保額可能不能完全滿足損失物業所預期的重置需要，這可能導致本公司受到經營和收益上的損失。

6) 公司投資或管理酒店的修繕對近期業務的影響

本公司投資和管理的酒店為滿足客人對酒店品質的需要，必須不斷修繕。根據計劃在2008年內將有一些投資和管理的酒店實施較大規模的擴建和重新裝修，將會出現在整個擴建或裝修期間停止或部分停止營業的狀況，這對本公司經營業績持續穩定的提升將產生階段性的影響。

7) 傳染性疾病的爆發和對食品安全的擔憂

近年在全球或中國發生的非典型肺炎、瘋牛病、禽流感或其他高傳染性疾病，以及對食品安全的擔憂，曾經使將來也可能使旅游人數或在外用餐人數大幅下降，如果出現類似情況，將可能給本公司的業務發展造成影響。

8) 公司股東權益和淨資產收益率等變動幅度可能加大

本公司實行新會計準則後，對部分金融資產作了重新分類，並根據規定以市價為基礎確定公允價值，這些金融資產公允價值的變動可能加大公司股東權益和淨資產收益率等會計數據和財務指標提高或降低的幅度。

9) 對外投資效益存在較大的不確定性

本公司在推動管理品牌規模化和國際化的的進程中，可能需要增加必要的對外投資，而該部分投資由於建設周期和品牌推廣等，可能在包括獲利能力等多方面存在較大的不確定性。

10) 依賴於骨幹員工

本公司的持續成功很大程度上依賴於高級管理團隊和訓練有素的資深員工隊伍。如果本公司不能按市場條件吸引足夠的富有經驗的高級管理團隊和資深員工，可能對本公司的營利能力產生重大影響。

(5) 已經或準備採取的對策和措施

公司將加大品牌網絡的宣傳力度，提升產品與服務質量，提高品牌形象一致性；加強酒店管理集成能力建設；協調統籌渠道推廣，提升訂房量；加大中央預訂系統推廣力度，向大客戶推廣JREZ，提高JREZ的收益貢獻度，提高大客戶產量；合理安排投資酒店和管理酒店的修繕計劃，確保公司經營業務持續穩定的發展。

強化酒店管理公司國際化團隊建設，提升酒店管理運營水平；繼續招聘市場化、職業化經理人，逐步推進員工酒店管理團隊的國際化、市場化和屬地化；發揮錦江理諾士專業培訓資源優勢，強化酒店管理人才培養和儲備；探索、推行實施國際化、市場化酒店薪酬和激勵機制。

6.2 主營業務分行業、產品情況表

詳見6.1.3

6.3 主營業務分地區情況

詳見6.1.3

6.4 募集資金使用情況

☐適用 ✓不適用

變更項目情況

☐適用 ✓不適用

6.5 非募集資金項目情況

✓適用 □不適用

單位：元 幣種：人民幣

項目名稱	項目金額	項目進度	項目收益情況(萬元)
增加對上海錦江國際旅館投資有限公司的投資	275,000,000	已完成	–157
增加對武漢錦江國際大酒店有限公司的投資	20,000,000	已完成	–6,018
增加對杭州肯德基有限公司的投資	3,629,136	已完成	2,5187
用於本公司新亞明珠大酒店(錦江之星)的修繕	4,572,619	已完成	–48
增加對澳大利亞新亞大包快餐(連鎖)有限公司的投資	1,798,539	已完成	
增加對上海吉野家快餐有限公司的投資	7,550,500	已完成	–190
合計	312,550,794	／	／

6.6 董事會對會計師事務所「非標準審計報告」的說明

□適用 ✓不適用

6.7 董事會本次利潤分配或資本公積金轉增預案

經普華永道中天會計師事務所有限公司審計，母公司2007年度實現稅後利潤241,224,846元，依法提取法定盈餘公積24,122,485元，加上上年末可分配利潤209,731,424元，減去分配的2006年股利180,972,222元，全年可供全體股東分配的利潤為245,861,563元。擬按2007年末的總股本603,240,740股為基數，向全體股東每10股派發人民幣3.50元現金紅利(含稅)；B股股利折算成美元支付，其折算匯率按照公司股東大會通過股利分配決議日下一個工作日中國人民銀行公布的美元兑人民幣的中間價確定；尚餘34,727,304元，列入未分配利潤轉至下一年度。

公司本報告期內盈利但未提出現金利潤分配預案

□適用 ✓不適用

§7 重要事項

7.1 收購資產

□適用 ✓不適用

7.2 出售資產

✓適用 □不適用

報告期內公司出售資產事項，詳見「7.4.4共同對外投資的重大關聯交易」。

7.3 重大擔保

□適用 ✓不適用

7.4 重大關聯交易

7.4.1與日常經營相關的關聯交易

✓適用 □不適用

單位：萬元 幣種：人民幣

關聯方	向關聯方銷售產品和提供勞務 交易金額	向關聯方銷售產品和提供勞務 佔同類交易金額的比例	向關聯方採購產品和接受勞務 交易金額	向關聯方採購產品和接受勞務 佔同類交易金額的比例
向錦江酒店集團及其下屬酒店服務類企業提供酒店管理	5,074	56.49%	—	—
向錦江國際及錦江酒店集團及其下屬酒店服務類等企業銷售貨物	11,908	79.76%	—	—
合計	16,982	71.02%	—	—

其中：報告期內公司向控股股東及其子公司銷售產品或提供勞務的關聯交易金額16,982萬元。

7.4.2關聯債權債務往來

□適用 ✓不適用

7.4.32007年資金被佔用情況及清欠進展情況

□適用 ✓不適用

截止2007年末，上市公司未完成非經營性資金佔用的清欠工作的，董事會提出的責任追究方案

□適用 ✓不適用

7.4.4共同對外投資的重大關聯交易

根據於2005年11月2日召開的公司2005年第一次臨時股東大會批准的《關於增資上海錦江國際旅館投資有限公司的議案》，本公司五屆七次董事會審議通過了關於對上海錦江國際旅館投資有限公司（以下簡稱「旅館投資公司」）增加投資的議案，並於2007年1月26日與上海錦江國際酒店（集團）股份有限公司（以下簡稱「錦江酒店集團」）簽署了《關於上海錦江國際旅館投資有限公司之增加投資的協議書》，本公司以擁有的部分經濟型酒店整體資產、股權及部分現金對旅館投資公司增加投資。經濟型酒店整體資產包括：上海錦江國際酒店發展股份有限公司北京錦亞酒店、上海錦江國際酒店發展股份有限公司瀋陽錦亞飯店、上海錦江國際酒店發展股份有限公司常州錦常分公司、上海錦江國際酒店發展股份有限公司長春分公司；經濟型酒店股權包括：上海錦亞旅館有限公司95%的股權、天津錦江之星旅館有限公司50%的股權、青島錦江之星旅館有限公司50%的股權。本公司以上述整體資產、股權的評估值27,442.11萬元及現金人民幣57.89萬元對旅館投資公司增加投資人民幣27,500萬元，其中認繳旅館投資公司增資人民幣18,500萬元，投入旅館投資公司資本公積金人民幣9,000萬元。同時，錦江酒店集團按其原出資比例，以現金向旅館投資公司增加投資人民幣110,000萬元（其中人民幣74,000萬元用於認繳旅館投資公司增資，人民幣36,000萬元投入旅館投資公司資本公積金）。本次增加投資完成後，旅館投資公司註冊資本增加到人民幣122,500萬元。該事項已於2007年1月29日刊登在《上海證券報》、《香港商報》上。截至2007年6月28日，本公司已辦理相關的產權交易手續。

7.5 委托理財情況

□適用 ✓不適用

7.6 承諾事項履行情況

7.6.1 公司或持股5%以上股東在報告期內或持續到報告期內的承諾事項

□適用 ✓不適用

7.6.2 公司資產或項目存在盈利預測，且報告期仍處在盈利預測期間，公司就資產或項目是否達到原盈利預測及其原因作出說明

□適用 ✓不適用

7.7 重大訴訟仲裁事項

□適用 ✓不適用

7.8 其它重大事項及其影響和解決方案的分析說明

7.8.1 證券投資情況

□適用 ✓不適用

7.8.2持有其他上市公司股權情況

✓適用 □不適用

單位：元 幣種：人民幣

證券代碼	證券簡稱	初始投資金額	持股數量（股）	佔該公司股權比例(%)	期末賬面值	報告期損益	報告期所有者權益變動	會計核算科目	股份來源
000783	長江證券	156,026,908	100,637,463	6.01	3,850,389,334		2,777,409,320	可供出售金融資產	投資取得
002186	全聚德	1,180,000	1,000,000	0.71	59,030,000		43,387,500	可供出售金融資產	投資取得
600627	上電股份	660,000	180,000	0.035	12,490,200		8,872,650	可供出售金融資產	投資取得
600647	同達創業	539,437.47	330,000	0.617	5,547,300		3,755,897	可供出售金融資產	投資取得
600655	豫園商城	1,733,060	515,315	0.085	16,526,152		11,094,819	可供出售金融資產	投資取得
601328	交通銀行	1,000,000	801,400	0.002	12,517,868		8,638,401	可供出售金融資產	投資取得
合計			—		3,956,500,854		2,853,158,587	—	—

註：公司於2002年參股長江證券有限責任公司（以下簡稱「長江證券」），持有150,000,000股股份，佔該公司股權的7.5%。

石家莊煉油化工股份有限公司（證券代碼：000783，以下簡稱「石煉化」）於2007年2月15日召開2007年第一次臨時股東大會暨股權分置改革相關股東會議，審議通過了《關於石家莊煉油化工股份有限公司股權分置改革方案的議案》、《石家莊煉油化工股份有限公司重大資產出售、定向回購股份暨以新增股份吸收合併長江證券有限責任公司報告書》等議案。

石煉化於2007年12月7日披露「石煉化以新增股份吸收合併長江證券獲得證券會核准公告」。

石煉化於2007年12月8日披露「石煉化重大資產出售、定向回購股份暨以新增股份吸收合併長江證券報告書」，該交易完成後，本公司持有該公司股份數為102,637,789股，佔其總股本的6.13%。

石煉化於2007年12月20日披露「石煉化股權分置改革方案實施公告」，執行對價安排後，本公司持有該公司股份數為100,637,463股，佔其總股本的6.01%。

2007年12月27日，「石煉化」更名為「長江證券」，股票代碼「000783」保持不變，並於該日恢復交易。

7.8.3持有非上市金融企業股權情況

✓適用　□不適用

單位：元　幣種：人民幣

所持對象名稱	初始投資金額	持有數量(股)	佔該公司股權比例	期末賬面值	報告期損益	報告期所有者權益變動	會計核算科目	股份來源
申銀萬國證券股份有限公司	10,000,000	11,088,566	<1	5,000,000	–	–	長期股權投資	投資取得
合計	10,000,000	11,088,566	–	5,000,000	–	–	–	–

7.8.4 買賣其他上市公司股份的情況

✓適用　□不適用

單位：元　幣種：人民幣

	股份名稱	期初股份數量(股)	報告期買入／賣出股份數量(股)	期末股份數量(股)	使用的資金數量	產生的投資收益
賣出	同達創業	1,796,705	1,466,705	330,000	不適用	23,803,313
賣出	海泰發展	175,590	175,590	0	不適用	2,152,487

§8 監事會報告

監事會認為公司依法運作、公司財務情況、公司募集資金使用、公司收購、出售資產交易和關聯交易不存在問題。

§9 財務報告

9.1 審計意見

財務報告　　□未經審計　✓審計

審計意見　　✓標準無保留意見　□非標意見

審計意見全文

審計報告

普華永道中天審字(2008)第10009號

上海錦江國際酒店發展股份有限公司全體股東：

我們審計了後附的上海錦江國際酒店發展股份有限公司（以下簡稱「貴公司」）及其合併子公司（以下簡稱「貴集團」）財務報表，包括2007年12月31日的合併及母公司資產負債表以及2007年度的合併及母公司利潤表、合併及母公司現金流量表、合併及母公司股東權益變動表和財務報表附註。

一、管理層對財務報表的責任

按照企業會計準則的規定編製財務報表是貴集團和貴公司管理層的責任。這種責任包括：

(1) 設計、實施和維護與財務報表編製相關的內部控制，以使財務報表不存在由於舞弊或錯誤而導致的重大錯報；

(2) 選擇和運用恰當的會計政策；

(3) 作出合理的會計估計。

二、註冊會計師的責任

我們的責任是在實施審計工作的基礎上對財務報表發表審計意見。我們按照中國註冊會計師審計準則的規定執行了審計工作。中國註冊會計師審計準則要求我們遵守職業道德規範，計劃和實施審計工作以對財務報表是否不存在重大錯報獲取合理保證。

審計工作涉及實施審計程序，以獲取有關財務報表金額和披露的審計證據。選擇的審計程序取決於註冊會計師的判斷，包括對由於舞弊或錯誤導致的財務報表重大錯報風險的評估。在進行風險評估時，我們考慮與財務報表編製相關的內部控制，以設計恰當的審計程序，但目的並非對內部控制的有效性發表意見。審計工作還包括評價管理層選用會計政策的恰當性和作出會計估計的合理性，以及評價財務報表的總體列報。

我們相信，我們獲取的審計證據是充分、適當的，為發表審計意見提供了基礎。

三、審計意見

我們認為，貴集團和貴公司上述財務報表已經按照企業會計準則的規定編製，在所有重大方面公允反映了貴集團和貴公司2007年12月31日的財務狀況以及2007年度的經營成果和現金流量。

普華永道中天會計師事務所有限公司　　註冊會計師　柯鎮洪
中國•上海市　　註冊會計師　張穎
2008年4月8日

9.2 財務報表

資產負債表

2007年12月31日

編製單位：上海錦江國際酒店發展股份有限公司

單位：元　幣種：人民幣

資產	**2007年12月31日 合併**	2006年12月31日 合併	**2007年12月31日 母公司**	2006年12月31日 母公司
流動資產				
貨幣資金	**677,751,767**	660,297,814	**323,543,821**	315,054,359
交易性金融資產	—	—	—	—
應收票據	**114,692**	177,361	—	—
應收賬款	**40,915,834**	30,610,052	**3,047,289**	3,186,498
預付款項	**1,978,192**	2,779,141	**646,700**	916,667
應收利息	**1,686,240**	1,067,666	**1,686,240**	1,067,666
應收股利	**1,513,695**	1,441,695	**2,469,798**	11,497,798
其他應收款	**32,096,054**	31,634,208	**31,410,488**	24,279,064
存貨	**10,810,443**	13,872,296	**2,902,793**	5,840,794
一年內到期的非流動資產	—	—	—	—
其他流動資產	—	—	—	—
流動資產合計	**766,866,917**	741,880,233	**365,707,129**	361,842,846
非流動資產				
可供出售金融資產	**3,956,500,854**	5,690,060	**3,956,500,854**	5,690,060
持有至到期投資	—	—	—	—
長期應收款	—	—	—	—
長期股權投資	**992,227,227**	892,849,984	**1,277,268,898**	1,207,370,298
投資性房地產	—	—	—	—
固定資產	**279,888,588**	432,512,733	**91,386,578**	221,050,696
在建工程	**8,648,865**	33,471,397	**7,765,591**	33,055,174
工程物資	—	—	—	—
固定資產清理	—	—	—	—
無形資產	**220,855,129**	227,701,884	**174,612,038**	180,094,567
開發支出	—	—	—	—

商譽	**11,002,693**	11,002,693	**—**	—
長期待攤費用	**16,670,607**	32,138,620	**6,096,976**	8,035,414
遞延所得稅資產	**9,832,957**	4,794,077	**10,388,286**	3,780,055
其他非流動資產	—	—	**10,328,000**	10,328,000
非流動資產合計	**5,495,626,920**	1,640,161,448	**5,534,347,221**	1,669,404,264
資產總計	**6,262,493,837**	2,382,041,681	**5,900,054,350**	2,031,247,110
流動負債				
短期借款	**11,000,000**	39,000,000	—	—
交易性金融負債	—	—	—	—
應付票據	—	—	—	—
應付賬款	**55,921,267**	59,168,052	**4,903,791**	8,596,467
預收款項	**24,282,882**	22,208,802	**6,199,340**	5,230,802
應付職工薪酬	**79,482,247**	64,788,780	**38,216,076**	27,750,398
應交稅費	**40,329,761**	23,684,171	**17,121,630**	10,935,509
應付利息	—	—	—	—
應付股利	**6,428,607**	5,545,155	**649,756**	627,073
其他應付款	**41,682,556**	54,020,921	**15,804,138**	23,830,687
一年內到期的非流動負債	—	—	—	—
其他流動負債	—	—	—	—
流動負債合計	**259,127,320**	268,415,881	**82,894,731**	76,970,936
非流動負債				
長期借款	**2,040,000**	—	—	—
應付債券	—	—	—	—
長期應付款	—	—	—	—
專項應付款	—	—	—	—
預計負債	—	—	—	—
遞延所得稅負債	**951,052,862**	—	**951,052,862**	—
其他非流動負債	—	—	—	—
非流動負債合計	**953,092,862**	—	**951,052,862**	—
負債合計	**1,212,220,182**	268,415,881	**1,033,947,593**	76,970,936
股東權益				
股本	**603,240,740**	603,240,740	**603,240,740**	603,240,740
資本公積	**3,623,502,776**	771,924,817	**3,598,656,029**	747,078,070
減：庫存股	—	—	—	—
盈餘公積	**418,348,425**	394,225,940	**418,348,425**	394,225,940
未分配利潤	**328,373,072**	269,685,583	**245,861,563**	209,731,424
外幣報表折算差額	—	—	—	—
歸屬於母公司股東權益合計	**4,973,465,013**	2,039,077,080	**4,866,106,757**	1,954,276,174
少數股東權益	**76,808,642**	74,548,720	—	—
股東權益合計	**5,050,273,655**	2,113,625,800	**4,866,106,757**	1,954,276,174
負債及股東權益總計	**6,262,493,837**	2,382,041,681	**5,900,054,350**	2,031,247,110

公司法定代表人：俞敏亮　主管會計工作負責人：陳灝　會計機構負責人：盧正剛

利潤表

2007年1–12月

單位：元　幣種：人民幣

編製單位：上海錦江國際酒店發展股份有限公司

項目	2007年度合併	2006年度合併	2007年度母公司	2006年度母公司
一、營業收入	**834,760,286**	776,937,033	**172,350,503**	176,507,622
減：營業成本	**(254,406,279)**	(224,661,832)	**(33,833,858)**	(32,464,647)
營業稅金及附加	**(34,185,636)**	(30,833,418)	**(8,356,594)**	(7,875,040)
銷售費用	**(231,539,268)**	(218,075,065)	**(72,298,027)**	(75,013,114)
管理費用	**(186,476,511)**	(175,011,262)	**(59,720,862)**	(54,898,820)
財務收入—淨額	**7,424,042**	4,353,800	**6,132,742**	3,377,203
資產減值損失	**276,796**	3,212,380	**(10,343,709)**	6,777,009
加：公允價值變動收益	—	—	—	—
投資收益	**185,647,090**	116,360,559	**251,430,809**	222,937,311
其中：對聯營企業和合營企業的投資收益	**86,372,719**	97,956,531	**89,403,786**	105,556,979
二、營業利潤	**321,500,520**	252,282,195	**245,361,004**	239,347,524
加：營業外收入	**3,408,241**	13,388,690	**349,026**	1,422,888
減：營業外支出	**(353,863)**	(4,432,053)	**(130,497)**	(1,108,541)
其中：非流動資產處置損失	**(254,379)**	(3,805,848)	**(55,634)**	(790,281)
三、利潤總額	**324,554,898**	261,238,832	**245,579,533**	239,661,871
減：所得稅費用	**(44,950,629)**	(30,929,986)	**(4,354,687)**	(1,903,945)
四、淨利潤	**279,604,269**	230,308,846	**241,224,846**	237,757,926
歸屬於母公司股東的淨利潤	**263,782,196**	217,616,930	**241,224,846**	237,757,926
少數股東損益	**15,822,073**	12,691,916	—	—
五、每股收益(基於歸屬於母公司普通股股東合併淨利潤)				
基本每股收益	**0.4373**	0.3607	—	—
稀釋每股收益	**0.4373**	0.3607	—	—

公司法定代表人：俞敏亮　主管會計工作負責人：陳灝　會計機構負責人：盧正剛

現金流量表

單位：元　幣種：人民幣

編製單位：上海錦江國際酒店發展股份有限公司

項目	**2007年度 合併**	2006年度 合併	**2007年度 母公司**	2006年度 母公司
一、經營活動產生的現金流量				
銷售商品、提供勞務收到的現金	**850,234,063**	793,246,516	**168,202,788**	176,877,701
收到的稅費返還	—	—	—	—
收到其他與經營活動有關的現金	**44,610,823**	27,082,393	**15,626,652**	17,612,996
經營活動現金流入小計	**894,844,886**	820,328,909	**183,829,440**	194,490,697
購買商品、接受勞務支付的現金	**(386,897,645)**	(339,418,374)	**(60,680,657)**	(68,808,251)
支付給職工以及為職工支付的現金	**(191,122,117)**	(184,211,011)	**(56,447,371)**	(58,071,253)
支付的各項稅費	**(74,974,546)**	(79,970,679)	**(13,138,733)**	(12,124,481)
支付其他與經營活動有關的現金	**(48,179,484)**	(45,821,427)	**(18,199,216)**	(14,978,027)
經營活動現金流出小計	**(701,173,792)**	(649,421,491)	**(148,465,977)**	(153,982,012)
經營活動產生的現金流量淨額	**193,671,094**	170,907,418	**35,363,463**	40,508,685
二、投資活動產生的現金流量				
收回投資收到的現金	**29,735,652**	3,903,783	**29,253,604**	200,000
取得投資收益所收到的現金	**115,133,689**	119,485,629	**187,935,479**	190,416,588
處置固定資產、無形資產和其他長期資產收回的現金淨額	**583,397**	5,438,944	**574,867**	219,110
處置子公司及其他營業單位收到的現金淨額	—	48,306	**76,993**	85,666
收到其他與投資活動有關的現金	—	—	**3,097,357**	1,386,932
投資活動現金流入小計	**145,452,738**	128,876,662	**220,938,300**	192,308,296
購建固定資產、無形資產和其他長期資產支付的現金	**(40,800,050)**	(89,746,810)	**(20,720,275)**	(28,955,406)
投資支付的現金	**(29,927,939)**	(10,427,079)	**(20,578,901)**	(3,506,474)
取得子公司及其他營業單位支付的現金淨額	—	(4,313,912)	—	(6,800,821)
支付其他與投資活動有關的現金	**(30,781,052)**	—	**(25,563,587)**	(7,473,850)
投資活動現金流出小計	**(101,509,041)**	(104,487,801)	**(66,862,763)**	(46,736,551)
投資活動產生的現金流量淨額	**43,943,697**	24,388,861	**154,075,537**	145,571,745

三、籌資活動產生的現金流量				
吸收投資收到的現金	—	4,901,764	—	—
其中：子公司吸收少數股東投資收到的現金	—	4,901,764	—	—
取得借款收到的現金	**25,040,000**	48,000,000	—	—
發行債券收到的現金	—	—	—	—
收到其他與籌資活動有關的現金	—	—	—	—
籌資活動現金流入小計	**25,040,000**	52,901,764	—	—
償還債務支付的現金	**(51,000,000)**	(69,053,088)	—	—
分配股利、利潤或償付利息支付的現金	**(194,200,838)**	(164,293,903)	**(180,949,538)**	(152,032,102)
其中：子公司支付給少數股東的股利、利潤	**(11,716,192)**	(5,860,000)	—	—
支付其他與籌資活動有關的現金	—	—	—	—
籌資活動現金流出小計	**(245,200,838)**	(233,346,991)	**(180,949,538)**	(152,032,102)
籌資活動產生的現金流量淨額	**(220,160,838)**	(180,445,227)	**(180,949,538)**	(152,032,102)
四、匯率變動對現金及現金等價物的影響	—	—	—	—
五、現金及現金等價物淨增加額	**17,453,953**	14,851,052	**8,489,462**	34,048,328
加：年初現金及現金等價物餘額	**660,297,814**	645,446,762	**315,054,359**	281,006,031
六、年末現金及現金等價物餘額	**677,751,767**	660,297,814	**323,543,821**	315,054,359

公司法定代表人：俞敏亮　主管會計工作負責人：陳灝 會計機構負責人：盧正剛

合併所有者權益變動表

2007年1–12月

編製單位：上海錦江國際酒店發展股份有限公司

單位： 元幣種：人民幣

項目	股本	資本公積	減：庫存股	盈餘公積	未分配利潤	外幣報表折算差額	少數股東權益	股東權益合計
	歸屬於母公司股東權益							
2005年12月31日年末餘額	603,240,740	771,539,385	—	413,281,400	184,918,973	—	71,804,274	2,044,784,772
會計政策變更	—	—	—	—	—	—	—	—
前期差錯更正	—	—	—	—	—	—	—	—
首次執行企業會計準則	—	—	—	(42,831,253)	41,735,658	—	—	(1,095,595)
2006年1月1日年初餘額	603,240,740	771,539,385	—	370,450,147	226,654,631	—	71,804,274	2,043,689,177
2006年度增減變動額								
淨利潤	—	—	—	—	217,616,930	—	12,691,916	230,308,846
直接計入股東權益的利得								
可供出售金融資產公允價值變動淨額	—	—	—	—	—	—	—	—
權益法下被投資單位其他所有者權益變動的影響	—	385,432	—	—	—	—	—	385,432
與計入股東權益項目相關的所得稅影響	—	—	—	—	—	—	—	—
其他	—	—	—	—	—	—	—	—
小計	—	385,432	—	—	217,616,930	—	12,691,916	230,694,278
股東投入和減少資本								
股東投入資本	—	—	—	—	—	—	4,901,764	4,901,764
股份支付計入股東權益的金額	—	—	—	—	—	—	—	—
其他	—	—	—	—	—	—	(4,096,759)	(4,096,759)
利潤分配								
提取盈餘公積	—	—	—	23,775,793	(23,775,793)	—	—	—
對股東的分配	—	—	—	—	(150,810,185)	—	(10,752,475)	(161,562,660)
其他								
股東權益內部結轉								
資本公積轉增股本	—	—	—	—	—	—	—	—
盈餘公積轉增股本	—	—	—	—	—	—	—	—
盈餘公積彌補虧損	—	—	—	—	—	—	—	—
其他	—	—	—	—	—	—	—	—
2006年12月31日年末餘額	603,240,740	771,924,817	—	394,225,940	269,685,583	—	74,548,720	2,113,625,800
2007年1月1日年初餘額	603,240,740	771,924,817	—	394,225,940	269,685,583	—	74,548,720	2,113,625,800
2007年度增減變動額								
淨利潤	—	—	—	—	263,782,196	—	15,822,073	279,604,269

直接計入股東權益的利得								
可供出售金融資產公允價值變動淨額	—	2,853,158,587	—	—	—	—	—	2,853,158,587
權益法下被投資單位其他所有者權益變動的影響	—	(1,580,628)	—	—	—	—	—	(1,580,628)
與計入股東權益項目相關的所得稅影響	—	—	—	—	—	—	—	—
其他	—	—	—	—	—	—	—	—
小計	—	2,851,577,959	—	—	263,782,196	—	15,822,073	3,131,182,228
股東投入和減少資本								
股東投入資本	—	—	—	—	—	—	—	—
股份支付計入股東權益的金額	—	—	—	—	—	—	—	—
其他	—	—	—	—	—	—	(968,417)	(968,417)
利潤分配								
提取盈餘公積	—	—	—	24,122,485	(24,122,485)	—	—	—
對股東的分配	—	—	—	—	(180,972,222)	—	(12,593,734)	(193,565,956)
其他	—	—	—	—	—	—	—	—
股東權益內部結轉								
資本公積轉增股本	—	—	—	—	—	—	—	—
盈餘公積轉增股本	—	—	—	—	—	—	—	—
盈餘公積彌補虧損	—	—	—	—	—	—	—	—
其他	—	—	—	—	—	—	—	—
2007年12月31日年末餘額	603,240,740	3,623,502,776	—	418,348,425	328,373,072	—	76,808,642	5,050,273,655

公司法定代表人：俞敏亮　主管會計工作負責人：陳灝 會計機構負責人：盧正剛

母公司所有者權益變動表

2007年1-12月

編製單位：上海錦江國際酒店發展股份有限公司

單位：元　幣種：人民幣

項目	股本	資本公積	減：庫存股	盈餘公積	未分配利潤	股東權益合計
2005年12月31日年末餘額	603,240,740	771,539,385	—	378,569,221	219,631,152	1,972,980,498
會計政策變更	—	—	—	—	—	—
前期差錯更正	—	—	—	—	—	—
首次執行企業會計準則	—	(24,846,747)	—	(8,119,074)	(73,071,676)	(106,037,497)
2006年1月1日年初餘額	603,240,740	746,692,638	—	370,450,147	146,559,476	1,866,943,001
2006年度增減變動額						
淨利潤	—	—	—	—	237,757,926	237,757,926
直接計入股東權益的利得						
可供出售金融資產公允價值變動淨額	—	—	—	—	—	—
權益法下被投資單位其他所有者權益變動的影響	—	385,432	—	—	—	385,432
與計入股東權益項目相關的所得稅影響	—	—	—	—	—	—
其他	—	—	—	—	—	—
小計	—	385,432	—	—	237,757,926	238,143,358
股東投入和減少資本						
股東投入資本	—	—	—	—	—	—
股份支付計入股東權益的金額	—	—	—	—	—	—
其他	—	—	—	—	—	—
利潤分配						
提取盈餘公積	—	—	—	23,775,793	(23,775,793)	—
對股東的分配	—	—	—	—	(150,810,185)	(150,810,185)
其他	—	—	—	—	—	—
股東權益內部結轉						
資本公積轉增股本	—	—	—	—	—	—
盈餘公積轉增股本	—	—	—	—	—	—
盈餘公積彌補虧損	—	—	—	—	—	—
其他	—	—	—	—	—	—
2006年12月31日年末餘額	603,240,740	747,078,070	—	394,225,940	209,731,424	1,954,276,174
2007年1月1日年初餘額	603,240,740	747,078,070	—	394,225,940	209,731,424	1,954,276,174
2007年度增減變動額						
淨利潤	—	—	—	—	241,224,846	241,224,846

直接計入股東權益的利得						
可供出售金融資產公允價值變動淨額	—	2,853,158,587	—	—	—	2,853,158,587
權益法下被投資單位其他所有者權益變動的影響	—	(1,580,628)	—	—	—	(1,580,628)
與計入股東權益項目相關的所得稅影響	—	—	—	—	—	—
其他	—	—	—	—	—	—
小計	—	2,851,577,959	—	—	241,224,846	3,092,802,805
股東投入和減少資本						
股東投入資本	—	—	—	—	—	—
股份支付計入股東權益的金額	—	—	—	—	—	—
其他	—	—	—	—	—	—
利潤分配						
提取盈餘公積	—	—	—	24,122,485	(24,122,485)	—
對股東的分配	—	—	—	—	(180,972,222)	(180,972,222)
其他	—	—	—	—	—	—
股東權益內部結轉						
資本公積轉增股本	—	—	—	—	—	—
盈餘公積轉增股本	—	—	—	—	—	—
盈餘公積彌補虧損	—	—	—	—	—	—
其他	—	—	—	—	—	—
2007年12月31日年末餘額	603,240,740	3,598,656,029	—	418,348,425	245,861,563	4,866,106,757

公司法定代表人：俞敏亮　主管會計工作負責人：陳灝 會計機構負責人：盧正剛

9.3 會計政策、會計估計和核算方法未發生變化。

9.4 本報告期無會計差錯更正。

9.5 與最近一期年度報告相比，合併範圍發生如下變化：

根據新企業會計準則的規定，公司合營企業不列入2007年合併財務報表的合併範圍。截至2007年12月31日，公司合營企業有：上海錦江湯臣大酒店有限公司、武漢錦江國際大酒店有限公司、上海錦江德爾互動有限公司。

公司於2007年6月末，以四家分公司整體資產和持有的三家公司股權向上海錦江國際旅館投資有限公司增加投資。其中上海錦江國際酒店發展股份有限公司北京錦亞酒店、上海錦江國際酒店發展股份有限公司瀋陽錦亞飯店、上海錦江國際酒店發展股份有限公司常州錦常分公司、上海錦江國際酒店發展股份有限公司長春分公司、上海錦亞旅館有限公司不再被列入公司2007年合併財務報表的合併範圍。

詳見「3.2註2」、「6.1.8處置子公司的情況」和「7.4.4共同對外投資的重大關聯交易」。

董事長：俞敏亮
上海錦江國際酒店發展股份有限公司
2008年4月10日

承董事會命
上海錦江國際酒店(集團)股份有限公司
康鳴、袁阡佑
聯席公司秘書

中國上海，2008年4月9日

於本公告日期，執行董事為俞敏亮先生、陳文君女士、楊衛民先生、陳灝先生、袁公耀先生、徐祖榮先生、韓敏先生和康鳴先生，非執行董事為沈懋興先生，獨立非執行董事則為季崗先生、夏大慰先生、孫大建先生、芮明杰先生、楊孟華先生、屠啟宇先生、沈成相先生和李松坡先生。

* *該公司根據香港法例第32章公司條例第XI部以其中文名稱和英文名稱「Shanghai Jin Jiang International Hotels (Group) Company Limited」登記為非香港公司。*

Shanghai Jin Jiang International Hotels (Group) Company Limited*

上海錦江國際酒店（集團） 股份有限公司

(a joint stock company incorporated in the People's Republic of China with limited liability)
(Stock Code: 2006)

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement does not constitute an announcement of the audited financial results for the year ended 31 December 2007 of Shanghai Jin Jiang International Hotels (Group) Company Limited. This announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The original Chinese version of the following announcement will be released on 10 April 2008 in Shanghai and in Hong Kong by Shanghai Jin Jiang International Hotels Development Company Limited (the "Company"), which is a subsidiary of Shanghai Jin Jiang International Hotels (Group) Company Limited and whose A Shares and B Shares are listed on the Shanghai Stock Exchange: Pursuant to the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange, the annual report of the Company will be available on the websites of the Company and the Shanghai Stock Exchange, respectively, on 10 April 2008.

Shanghai Jin Jiang International Hotels Development Company Limited

Summary of Annual Report 2007

§1. Important Notice

1.1 The Board of Directors, the Supervisory Committee, and the Directors, Supervisors and senior management of Shanghai Jin Jiang International Hotels Development Company Limited (hereinafter referred to as the "Company") hereby warrant that the information in this report do not contain any misrepresentations, misleading statements or material omissions and jointly and severally accept responsibility for the truthfulness, accuracy and completeness of the contents herein.

The summary of the annual report is extracted from the full text of the annual report 2007, which is available on the website http://www.sse.com.cn at the same time. Investors who wish to understand the details are advised to read the full text of the annual report 2007.

1.2 All Directors of the Company were present at the board meeting.

1.3 PricewaterhouseCoopers Zhong Tian CPAs Limited Company issued the Auditor's Report with standard unqualified opinion in respect of the financial statements, prepared in accordance with the PRC Accounting Standards, for the year ended 31 December 2007.

1.4 Mr. Yu Minliang, Chairman of the Board, Mr. Chen Hao, person-in-charge of accounting function and CEO, and Mr. Lu Zhenggang, person-in-charge of accounting department and vice president, hereby declare and warrant that the financial statements in the Annual Report are true and complete.

§2. Basic Information of the Company

2.1 Basic Information

Short form of the share	锦江股份
Stock code	600754
Stock exchange of listing	Shanghai Stock Exchange
Short form of the share	锦江 B 股
Stock code	900934
Stock exchange of listing	Shanghai Stock Exchange
Registered address and office address in Pudong	Level 13, 489, Pu Dian Road, Pudong New District, Shanghai, People's Republic of China
Postal code	200122
Office address in Puxi	Level 5, 51 Guangdong Road, Shanghai
Postal code	200002
Internet website address	http://www.jinjianghotels.sh.cn
E-mail	JJIR@jinjianghotels.com

2.2 Contact persons and means of contact

	Secretary to the Board of Directors
Name	Hu Min
Contact address	Level 5, 51 Guangdong Road, Shanghai
Telephone	86-21-63217132
Fax	86-21-63217720
E-mail	JJIR@jinjianghotels.com

§3. Highlights of Key Financial and Business Data

3.1 Key financial data

Currency: RMB

Key financial data	Year ended 31 December 2007	Year ended 31 December 2006		Change over last year (%)	Year ended 31 December 2005	
		Adjusted	Unadjusted		Adjusted	Unadjusted
Operating revenue	834,760,286	776,937,033	929,514,208	7.44	719,008,890	902,459,805
Total profit	324,554,898	261,238,832	262,918,792	24.24	249,475,412	237,971,120
Net profit for the year attributable to shareholders of the Company	263,782,196	217,616,930	216,793,734	21.21	202,806,476	192,634,878
Net profit for the year after extraordinary items attributable to shareholders of the Company	208,604,669	208,027,269	209,554,943	0.28	179,886,205	168,423,694
Net cash flows from operating activities	193,671,094	170,907,418	206,662,128	13.32	189,539,807	230,167,323
	As at 31 December 2007	As at 31 December 2006		Change over last year (%)	As at 31 December 2005	
		Adjusted	Unadjusted		Adjusted	Unadjusted
Total assets	6,262,493,837	2,382,041,681	2,527,087,097	162.90	2,327,249,661	2,478,226,042
Owners' equity (shareholders' equity) attributable to owners of the Company	4,973,465,013	2,039,077,080	2,039,349,479	143.91	1,971,884,903	1,972,980,498

3.2 Key financial indicators

Key financial indicators	2007	2006		Change over last year (%)	2005	
		Adjusted	Unadjusted		Adjusted	Unadjusted
Basic earnings per share	0.4373	0.3607	0.3594	21.21	0.3362	0.3193

Diluted earnings per share	0.4373	0.3607	0.3594	21.21	0.3362	0.3193
Basic earnings per share after extraordinary items	0.3458	0.3448	0.3474	0.29	0.2982	0.2792
Fully diluted return on net assets (%)	5.30	10.67	10.63	Decreased by 5.37 percentage point	10.28	9.76
Weighted average of return on net assets (%)	12.68	10.92	10.88	Increased by 1.76 percentage point	10.53	9.97
Fully diluted return on net assets after extraordinary items (%)	4.19	10.20	10.28	Decreased by 6.01 percentage point	9.12	8.54
Weighted average of return on net assets after extraordinary items (%)	10.03	10.44	10.51	Decreased by 0.41 percentage point	9.39	8.71
Net cash flows from operating activities per share	0.3211	0.2833	0.3426	13.34	0.3142	0.3816
	As at 31 December 2007	As at 31 December 2006		Change over last year (%)	As at 31 December 2005	
		Adjusted	Unadjusted		Adjusted	Unadjusted
Net assets per share attributable to shareholders of the Company	8.2446	3.3802	3.3807	143.91	3.2688	3.2706

Note: 1. Certain comparative financial data and financial indicators have been restated to conform to the presentation of the current year's financial statements.

2. Adjusted revenue for the years of 2006 and 2005 excluded relevant data of jointly controlled entities that are not included in the scope of consolidation in accordance with the new Accounting Standards for Business Enterprises.

3. In accordance with the relevant requirements of the new Accounting Standards of Business Enterprises, the fair value of the available-for-sale financial assets held by the Company, i.e. Changjiang Securities Company Limited, were calculated based on the closing price of the last trading day of 2007. Accordingly, financial data and financial indicators such as return on net assets, owner's equity (shareholders' equity) attributable to owners of the Company and net assets per share attributable to shareholders of the Company were affected. As a result, certain comparative financial data and indicators vary significantly.

Regardless of the change in fair value of available-for-sale financial assets at year end, net assets per share attributable to shareholders of the Company as at year end was RMB3.5149, increased by 3.98%, and fully diluted return on net assets was 12.44%, increased by 1.77%, over last year. Please refer to "6.1.5 Explanations for material changes in the measurement of the Company's major assets during the Reporting Period" for details.

Extraordinary items
√Applicable □Inapplicable

Currency: RMB

Extraordinary items	**Amount**
Gain on disposal of non-current assets	74,783,361
Corporate reorganization expenses, such as redundancy expenses of workers and restructuring expenses	-12,489,878
Other non-operating net income and expenses other than items listed above	1,503,278
Effects of income taxes	-8,619,234
Total	55,177,527

Items measured at fair value
√Applicable □Inapplicable

Currency: RMB

Item	Beginning of period balance	End of period Balance	Current period movement	Effect on net profit for current period
Available-for-sale financial assets	5,690,060	3,956,500,854	+3,950,810,794	0
Total	5,690,060	3,956,500,854	+3,950,810,794	0

3.3 Difference between PRC and International Accounting Standards
□Applicable √Inapplicable

§4. Changes in Share Capital and Particulars of Shareholders

4.1 Statement of changes in share capital

√Applicable □Inapplicable

Unit: Shares

	Before change		Increase or decrease (+, -)					After change	
	Number	Ratio (%)	Issue of new shares	Bonus shares	capitalization of reserves	Others	Subtotal	Number	Ratio (%)
1. Restricted tradable shares									
1) State-owned shares	287,160,085	47.60				-30,162,037	-30,162,037	256,998,048	42.60
2) State-owned legal person shares	21,869,055	3.63				-19,553,379	-19,553,379	2,315,676	0.38
3) Other domestic shares	9,360,000	1.55				-9,360,000	-9,360,000	0	0
Include:									
Domestic legal person shares	9,360,000	1.55				-9,360,000	-9,360,000	0	0
Domestic natural person shares									
4) Foreign shares									
Include:									
Foreign legal person shares									
Foreign natural person shares									
Total restricted tradable shares	318,389,140	52.78				-59,075,416	-59,075,416	259,313,724	42.98
2. Unrestricted tradable shares									
1) Renminbi-denominated ordinary shares	128,851,600	21.36				+59,075,416	+59,075,416	187,927,016	31.16
2)Domestic-listed foreign shares	156,000,000	25.86				0	0	156,000,000	25.86
3) Overseas-listed foreign shares									
4) Others									
Total unrestricted tradable shares	284,851,600	47.22				+59,075,416		343,927,016	57.02
3. Total share capital	603,240,740	100.00				0	0	603,240,740	100.00

Changes in shares with restricted tradable shares

√Applicable □Inapplicable

Unit: shares

Name of shareholder	Restricted tradable shares at beginning of the year	Shares released from restriction during the year	Increase/ decrease during the year	Restricted tradable shares at year end	Reason for restriction	Darte of release from restriction
Shanghai Jin Jiang International Hotels (Group) Company Limited	287,160,085	30,162,037	+1,535,676 note 1	258,533,724	Share merger reform	23 January 2007
Shanghai Jia Hai Investment Co., Ltd.	9,360,000	8,541,951	-818,049 note 2	0	Share merger reform	21 March 2007
Double Coins Holdings Ltd. (former "Shanghai Tyre & Rubber Co., Ltd.")	8,541,951	8,541,951	0	0	Share merger reform	23 January 2007
Shanghai Pudong Commercial Construction Co., Ltd.	780,000	0	0	780,000	Share merger reform	Satisfaction of listing requirement
Others	12,547,104	11,829,477	-717,627 note 2	0		23 January 2007 21 March 2007
Total	318,389,140	59,075,416	0	259,313,724	—	—

Note: 1.Increase in number of restricted tradable shares was due to the acceptance of consideration for redemptions.

2. Decrease in number of restricted tradable shares was due to the redemptions of consideration.

4.2 Number of shareholders and their shareholdings

Unit: shares

Total number of shareholders at end of the reporting period	72,229 (of which: 39,757 were holders of A shares shareholders and 32,472 were holders of B share)					
Shareholdings of the top 10 shareholders						
Name of shareholder	Nature of shareholder	Shareholding ratio (%)	Total number of shares held	Increase/ decrease during the reporting period	Number of restricted tradable shares	Number of shares pledged or locked-up
Shanghai Jin Jiang International Hotels (Group) Company Limited	State-owned legal person	50.31	303,465,764	1,535,676note	258,533,724	None
Double Coins Holdings	State-owned	1.42	8,541,951	0	0	None

Ltd.	legal person					
Shanghai Jia Hai Investment Co., Ltd.	Domestic non-state-owned legal person	0.93	5,639,460	-3,750,540	0	None
HSBC FS, HTSG A/C 9006G A/C 11-01960	Overseas legal person	0.73	4,431,398	4,431,398	0	Unknown
Da Cheng Selected Security investment fund	Others	0.69	4,139,586	2,981,218	0	Unknown
Nikko Asset Management Co., Ltd. - Nikko China RMB A Share Parent Fund	Others	0.33	1,999,982	-6,399,596	0	Unknown
Shanghai Securities Co., Ltd.	State-owned legal person	0.27	1,629,384	-1,490,616	0	None
Shanghai Commercial Investment Co., Ltd.	Others	0.24	1,423,659	-136,341	0	None
Shenzhen International Trust & Investment Co., Ltd.	Others	0.23	1,400,000	1,400,000	0	Unknown
Hang Seng Consumer Sector Flexipower Fund	Overseas legal person	0.23	1,369,595	1,369,595	0	Unknown

Particulars of top 10 unrestricted tradable share shareholders		
Name of shareholder	Number of unrestricted tradable shares	Class of shares
Shanghai Jin Jiang International Hotels (Group) Company Limited	44,932,040	RMB-denominated ordinary shares
Double Coins Holdings Ltd.	8,541,951	RMB-denominated ordinary shares
Shanghai Jia Hai Investment Co., Ltd.	5,639,460	RMB-denominated ordinary shares
HSBC FS, HTSG A/C 9006G A/C 11-01960	4,431,398	Domestic-listed foreign shares
Da Cheng Selected Security investment fund	4,139,586	RMB-denominated ordinary shares
Nikko Asset Management Co., Ltd. –Nikko China RMB A Share Parent Fund	1,999,982	RMB-denominated ordinary shares
Shanghai Securities Co., Ltd.	1,629,384	RMB-denominated ordinary shares
Shanghai Commercial Investment Co., Ltd.	1,423,659	RMB-denominated ordinary shares
Shenzhen International Trust & Investment Co., Ltd.	1,400,000	RMB-denominated ordinary shares

Hang Seng Consumer Sector Flexipower Fund	1,369,595	Domestical-listed foreign shares
Explanation on connected relationship or acting in concert among the top 10 shareholders	The relationship among the top 10 unrestricted tradable shareholders is unknown. The relationship between the top 10 unrestricted tradable shareholders and the top 10 shareholders is unknown.	

Note: The addition of 1,535,676 shares held by Shanghai Jin Jiang International Hotels (Group) Company Limited during the reporting period was due to the acceptances of consideration of redemptions by former legal person shares.

4.3 Particulars of controlling shareholder and defacto controller

4.3.1. Particulars of changes in controlling shareholder and defacto controller

□Applicable √Inapplicable

4.3.2 Details of controlling shareholder and defacto controller

(1) Controlling shareholder

The controlling shareholder of the Company is Shanghai Jin Jiang International Hotels (Group) Company Limited, which was established on 16 June 1995. In July 2005, Shanghai New Asia (Group) Company changed its name to Shanghai Jin Jiang International Hotels (Group) Limited and in January 2006, changed to its present name. Its legal representative is Yu Minliang. On 15 December 2006, Shanghai Jin Jiang International Hotels (Group) Company Limited was listed on the Main Board of The Stock Exchange of Hong Kong Limited with a total share capital of RMB4.565 billion. Its business scope includes investment and management of enterprises, domestic trading, leasing of self-owned office building and apartments, technical training and consultancy of relevant projects (the above business scope requiring permits or licenses are being operated with permits or licenses).

(2) Defacto controller

In June 2003, pursuant to a state-owned assets reorganization of former Jin Jiang (Group) Co., Ltd. and Shanghai New Asia (Group) Company, Jin Jiang International Holdings Company Limited was established. Its legal representative is Yu Minliang with a registered capital of RMB2 billion. Its business type was a company with limited liabilities (wholly state-owned) and its business scope included operation and management on state-owned assets, investment and management on enterprises, hotel management, tourism and entertainment services, domestic trading, property management, leasing of self-owned office buildings and apartments, property right broker and consultancy of relevant projects (the above projects requiring permits or licenses are being

operated with permits or licenses). The contributor of Jin Jiang International Holdings Company Limited was the State-Owned Assets Supervision and Administration Commission of Shanghai Municipal Government.

4.3.3 Ownership and controlling relationship between the Company and its defacto controller


State-Owned Assets Supervision and Administration Commission of Shanghai Municipal Government
100%
Jin Jiang International Holdings Company Limited
100%
Shanghai Jin Jiang International Investment and Management Co., Ltd.
66.04%
3.48%
Shanghai Jin Jiang International Hotels (Group) Company Limited
50.31%
Shanghai Jin Jiang International Hotels Development Company Limited

Note: Shanghai Jin Jiang International investment and Management Co., Ltd., formerly known as Shanghai Hua Ting (Group) Co., Ltd., changed to its present name on 15 January 2007.

§5. Directors, Supervisors and Senior Management

5.1 Changes in shareholdings and emoluments of Directors, Supervisors and senior management

Unit: shares

Name	Position	Gender	Age	Starting date of term of office	Expiry date of term of office	Shares held at beginning of the year	Shares held at year-end	Increase/ decrease	Reason for change	Total emolument received from the Company during the reporting period (RMB'0000) (before tax)	Emoluments and allowances received from shareholders or other related units
Yu Minliang	Chairman of the Board	Male	50	2006-05-26	2009-05-25	14,305	14,305	0			Yes
Shen Maoxin	Vice Chairman	Male	57	2006-05-26	2009-05-25	0	0	0			Yes
Yang Weimin	Vice Chairman	Male	53	2006-05-26	2009-05-25	0	0	0			Yes
Zhang Baohua	Vice Chairman	Male	56	2006-05-26	2009-05-25	14,305	14,305	0			Yes
Chen Hao	Director, CEO and person in charge of financial function	Male	57	2006-05-26	2009-05-25	0	0	0		39.4	No
Zhu Weiya	Director and vice president	Female	52	2006-05-26	2009-05-25	0	0	0		30.5	No
Sun Ping	Director and vice president	Female	51	2006-05-26	2009-05-25	0	0	0		31.0	No
Lu Zhenggang	Director and vice president	Male	49	2006-05-26	2009-05-25	0	0	0		31.4	No
Xue Jianmin	Director	Male	49	2006-05-26	2009-05-25	0	0	0			Yes
Guo Haiqing	Director	Male	44	2006-05-26	2009-05-25	0	0	0			Yes
Wang Fanghua	Independent Director	Male	60	2006-05-26	2009-05-25	0	0	0		4	Yes

Dai Jixiong	Independent Director	Male	48	2006-05-26	2009-05-25	1,310	985	-325	Trading on secondary market	4	Yes
Zhang Fubo	Independent Director	Male	45	2006-05-26	2009-05-25	0	0	0		4	Yes
Lu Xiongwen	Independent Director	Male	41	2006-05-26	2009-05-25	0	0	0		4	Yes
Yu Bingyan	Independent Director	Male	63	2006-05-26	2009-05-25	0	0	0		4	Yes
Wang Xingze	Chief Supervisor	Male	52	2006-05-26	2009-05-25	0	0	0			Yes
Li Minyou	Supervisor	Female	52	2006-05-26	2009-05-25	0	0	0			Yes
Wang Zhicheng	Supervisor	Male	51	2006-05-26	2009-05-25	13,472	10,172	-3,300	Trading on secondary market	20.9	No
Dai Chunnian	Supervisor	Male	57	2006-05-26	2009-05-25	0	0	0		19.1	No
Kang Ming	Supervisor	Male	36	2006-05-26	2009-05-25	0	0	0			Yes
Zhou Yi	Supervisor	Female	48	2006-05-26	2009-05-25	0	0	0			Yes
Zhang Xingguo	Vice President	Male	50	2006-05-26	2009-05-25	0	0	0		31.4	No
Hu Min	Secretary to Board	Female	35	2006-05-26	2009-05-25	0	0	0		15.8	No
Total	/	/	/	/	/	43,392	39,767	-3,625	/	239.5	/

§6. Report of the Board of Directors

6.1 Management Discussion and Analysis

6.1.1 Operational review

By carrying out the development strategy of "international, brandname and market orientation" seriously and consistently, the Company endeavoured to maximize corporate values through enhancing the Company's core competitiveness in brand, network, management and talents. Principal business objectives and task of 2007 were accomplished by sustaining with the Company's leading role in the hotel industry.

During the reporting period, the Company realized operating revenue of RMB834.76 million, increased by 7.44% over last year, operating profit of RMB321.5 million, increased by 27.44% over last year, net profit attributable to shareholders of the Company of RMB263.78 million, increased by 21.21% over last year and basic earnings per share of RMB0.4373, increased by 21.21% over last year.

Hotel investment and operation

The average occupancy rate of 4 premium star-rated hotels, in which the Company holds over 20% equity interests, with a full accounting year operation, was 77.5%, increased by 3.5%, while the average room rate was RMB1,035, decreased by 5.3% over 2006. The average occupancy rate of 6 commercial hotels, in which the Company holds over 20% equity interests, with a full accounting year operation was 70.2%, decreased by 2.3%, while the average room rate was RMB302, decreased by 2.1% over 2006. According to the statistics of 2007 published by Shanghai Municipal Tourism Administrative Commission, the overall occupancy rate of star-rated hotels dropped by 2.4% to 61.5% over 2006 and the average room rate of hotels with 5-Star to 2-Star in Shanghai decreased by 5.0%, 1.6%, 2.5% and 4.4% respectively. In general, the business performance of star-rated hotels of the Company, most of which are located in Shanghai, outperformed the market.

Sofitel Hyland Shanghai and Jian Guo Hotel enjoyed steady growth in operating performance subsequent to their renovation, with the RevPAR (room revenue per available room) increased by 17.6% and 9.3%, respectively, over 2006.

Wuhan Jin Jiang International Hotel, in which the Company holds 50% equity interest, commenced soft opening in late June 2007, after a two year construction period, and enjoyed steady growth in its occupancy rate from July 2007 to December 2007 with the average room rate went up to RMB613.

In the 3rd Annual Starlight Award for PRC Hotels, Wuhan Jin Jiang International Hotel was awarded the "Best New Hotel in China".

During the reporting period, Jin Jiang Inn Company Limited and Shanghai Jin Jiang International Hotel Investment Company Limited, in which the Company holds 20% equity interest respectively, continued to restructure their assets and businesses, with Jin Jiang Inn Company Limited focusing on the operation of Jin Jiang Inn Budget Hotels on leased properties and the grant of franchises and Shanghai Jin Jiang International Hotel Investment Company Limited focusing on investment of Jin Jiang Inn Budget Hotels on owned properties. As at 31 December 2007, there were a total of 280 Jin Jiang Inn Budget Hotels (with over 38,000 rooms) in operation or under development. The Jin Jiang Inn Budget Hotel's network covered 83 cities in 29 provinces, autonomous regions and municipalities. In the 3rd Annual Starlight Award for PRC Hotels, Jin Jiang Inn was awarded the "Best Budget Hotel Chain in China".

Star-rated hotel management

As at the end of reporting period, The Company managed 95 star-rated hotels with over 28,000 rooms, of which 67 hotels are owned by third-party other than Jin Jiang International Holdings Limited. Star-rated hotels managed by the Company were located in 45 cities spanning 23 provinces, autonomous regions and municipalities nationwide.

In terms of management standards, the Company enhanced its efforts in promoting the standardization of hotel management standards, streamlining and integrating the standards, policies and procedures of Jin Jiang International Hotel Management Co., Ltd. ("Jin Jiang Hotel Management") in various operational areas such as brand identity, core quality standards for products and services, sales and marketing, human resources, finances, IT and pre-opening procedures, demonstrating the fusion of Jin Jiang's unique features with international elements without compromising the compliance of the State regulations. Standardization and quality improvement were sought in respect of products which would more likely affect customers' satisfaction. The promotion of core guestroom standards was underpinned by standardized guestroom decoration. The quality of guestroom amenities was improved by the introduction of products such as "Jin Jiang Oriental Dream" bedding sets. The core hotel food and beverage standards based on buffet dining were also promoted. The "JJ" logo for star-rated hotels developed by the Company, featuring graphically the roof eaves of Chinese palaces, was being gradually applied to the hotels and stronger efforts were made to improve the brand identity for Jin Jiang star-rated hotel management to enhance the brand image.

In network marketing, the "JREZ" global room reservation system developed by the Company has been operating smoothly. The networking effect started following partnerships with Global Distribution System ("GDS") and over 100 domestic or international supplies in Internet Distribution System ("IDS"). Monthly orders through JREZ booking exceeded 10,000 room/nights and continued to grow at a monthly rate of around 10%. During the reporting period, bookings for 68,830 room/nights were received through "JREZ", which was 8.84 times of that recorded for the previous year.

In staff training, various management personnel were trained at Jin Jiang International Management School with an emphasis on their ability to be competent for the development trends in the industry. The quality of management staff of our hotels was improved through short-term and medium-term training courses for middle and senior management staff held during the year with a total enrolment of over 2,400 attendees. Four training sessions in breakfast buffet were held to improve the service quality of buffet products offered by the hotels.

In terms of supply, Shanghai Jin Jiang International Hotel Commodities Co., Ltd., in which the Company holds 85% equity interest, realized operating revenue of RMB159.53 million during the year, increased by 12.20% over last year. Cost reductions were achieved with centralized procurement for hotel supplies without compromising quality standards.

On 16 April 2007, Jin Jiang Hotel Management signed a contract with Fairmont Hotels Inc. (incorporated in Canada) for the establishment of a sino-foreign equity joint venture company, Shanghai Jin Jiang Fairmont Hotel Management Co., Ltd. ("Jin Jiang Fairmont"). Jin Jiang Fairmont will be responsible for managing the fully renovated Peace Hotel.

In 2008, the global focus will be drawn on the 29th Olympic Games in Beijing. Jin Jiang Northern Management Company Limited, a subsidiary of the Company, has launched accommodation management services relating to the Beijing Olympic Games by undertaking assignments to manage the media village. Five premium star-rate hotels in Beijing managed by Jin Jiang Hotel Management have entered into room accommodation agreements with the Olympic Organizing Committee.

The Group has launched hotel service cooperation with the official organizer of Shanghai World Expo 2010. Jin Jiang Hotel Management entered into the Contract for Entrusted Management of the Jin Jiang Serviced Apartments in the Expo Village with Shanghai Expo Land Holdings Limited to manage the service apartments, comprising seven blocks with about 880 suites. Thayer JinJiang Interactive Company Limited has been appointed official hotel room reservation agent for the Shanghai World Expo 2010.

During the reporting period, Jin Jiang Hotel Management was honoured the "Best Domestic Hotel Group 2006" by TTG Asia and was awarded the "Best Domestic Hotel Management Group in China" in the 3rd Annual Starlight Award. Meanwhile, it was also awarded the "Top 100 PRC Company in Commercial Technology 2007" selected by InformationWeek.

Chain Restaurant Investment

Shanghai Kentucky Fried Chicken Company Limited ("KFC"), in which the Company holds 49% equity interests, was honoured "Excellence in Catering Business in China" by the Cuisine Association of China. KFC realized operating revenue of RMB1,830.62 million, increased by 18.40% over 2006, with a total of 209 outlets at the end of the reporting period. Shanghai New Asia Café de Coral Company Limited, in which the Company holds 50% equity interests, realized operating revenue of RMB201.81 million, increased by 7.28% over 2006, with 67 New Asia Snacks outlets and 6 Café de Coral outlets at the end of the reporting period. Shanghai Yoshinoya Company Limited, in which the Company holds 40% equity interests, realized operating revenue of RMB37.03 million, increased by 44.6% over 2006, with 12 outlets at the end of the reporting period. Shanghai Jing An Bakery Company, in which the Company holds 30% equity interests, realized operating revenue of RMB78.41 million, increased by 12.6% over 2006, with 65 outlets at the end of the reporting period. Shanghai Jin Jiang Tung Lok Catering Management Inc., in which the Company holds 51% equity interests, realized operating revenue of RMB11.81 million, increased by RMB8.1 million over 2006 with 2 outlets at the end of the reporting period.

During the reporting period, the Company made additional capital injections into companies comprising Hangzhou Kentucky Fried Chicken Company Limited, Shanghai Yoshinoya Company Limited, and New Asia Chains of Snack (Australia) Pty. Ltd.

6.1.2 Fulfilment of Social Responsibility

The Company seeks to observe environment protection values in its business operation. Waste discharge and recycling of guestroom amenities have been properly processed, while coal-fired boilers have been converted to oil boilers. Meanwhile, the Company was also actively engaged in the development of Green Tourist Hotels.

The Company has always placed a strong emphasis on food hygiene and safety for customers and staff. An effective manual on food safety standards and control systems has been published for application in the hotels managed by the Company.

The Company regards the improvement of staff remuneration and welfare as a matter of priority. During the reporting period, the basic salaries for staff of subsidiaries were increased. The Company also formulated a regime for the negotiation of labour contracts and salary increment for subsidiaries. To better implement the Labour Contract Law, 4 training sessions were provided to staff in management level of hotels and full amendments were made to the original labour contract context and staff manuals.

Related entities of the Company provided free reservation, catering and accommodation services to the athletes who participated the 2007 Special Olympics and their families from 163 countries and were highly acclaimed by local government and the athletes and their families.

The Group's Shanghai Jin Jiang Tomson Hotel, Renaissance Yangtze Shanghai Hotel, Sofitel Hyland Shanghai, Jian Guo Hotel, Nanjing Hotel, Shanghai Kentucky Fried Chicken Company Limited and Shanghai Min Hang Hotel were honored the "Model Unit of Shanghai" in the 13th Run.

6.1.3 Principal operations of the Company and their performance

(1) Analysis of principal operations by segments or products

Currency: RMB

By segments or products	Revenue from principal operations	Costs of principal operations	Profit margins of principal operations (%)	Increase/ decrease in revenue from principal operations over last year (%)	Increase/ decrease in costs of principal operations over last year (%)	Increase/decrease in profit margins of principal operations over last year
Hotel operation	531,665,132	78,709,519	80.11	6.35	12.87	decreased by 0.95 percentage point
Hotel	89,829,107	2,438,502	91.81	-4.00	20.00	decreased by 0.52

management						percentage point
Food and restaurants	45,869,469	23,662,573	46.16	25.71	8.19	increased by 7.64 percentage point
Sales of hotel supplies	149,301,493	141,534,402	5.02	14.00	13.99	decreased by 0.07 percentage point
Others	1,635,578	693,056	56.93	13.77	34.70	decreased by 3.15 percentage point
Total	818,300,779	247,038,052	65.74	7.33	13.16	decreased by 1.58 percentage point
Of which: connected transactions	169,823,352	114,265,055	30.95	4.4	15.95	decreased by 6.37 percentage point

Note: Profit margins of principal operations = ((Revenue from principal operations - Costs of principal operations - tax and surcharges on principal operations)/Revenue from principal operations)*100%

(2) Analysis of principal operations by geographical areas

Currency: RMB

Area	Operating revenue	Increase/decrease over last year (%)
Shanghai	720,843,935	6.41
Others	97,456,844	14.66
Total	818,300,779	7.33

6.1.4 Explanations on significant year-on-year changes in asset components of the Company during the Reporting Period

Currency: RMB'0,000

Items	31 December 2007	31 December 2006	Changes	
			Amount	%
Notes receivable	12	18	-6	-35
Accounts receivable	4,092	3,061	+1,031	+34
Interest receivable	169	107	+62	+58
Available-for-sale financial assets	395,650	569	+395,081	+694
Fixed assets	27,989	43,251	-15,262	-35
Construction in progress	865	3,347	-2,482	-74
Long-term prepaid expenses	1,667	3,214	-1,547	-48
Deferred income tax assets	983	479	+504	+105
Short-term borrowings	1,100	3,900	-2,800	-72
Tax and other levies payable	4,033	2,368	+1,665	+70
Long-term borrowings	204	0	+204	N/A
Deferred income tax liabilities	95,105	0	+95,105	N/A
Capital surplus	362,350	77,192	+285,158	+369

Analysis on changes:

1) Notes receivable

The ending and beginning of period balances of notes receivable are approximately RMB120,000 and RMB180,000 respectively, decreased by 35% mainly due to a subsidiary's collection of payments for goods.

2) Accounts receivable

The ending and beginning of period balances of accounts receivable are approximately RMB40,920,000 and RMB30,610,000 respectively, increased by 34% mainly due to the increase of the Group's turnover.

3) Interest receivable

The ending and beginning of period balances of interest receivable are approximately RMB1,690,000 and RMB1,070,000 respectively, increased by 58% mainly due to the increase in bank deposits of the Company and its subsidiaries.

4) Available-for-sale financial assets

The ending and beginning of period balances of the available-for-sale financial assets are approximately RMB3,956,500,000 and RMB5,690,000 respectively, increased by 694% mainly due to the fair value measurement of available-for-sale financial assets held by the Company, such as Changjiang Securities, at year end and the relevant changes in the fair values of available-for-sale financial assets.

5) Fixed assets

The ending and beginning of period balances of fixed assets are approximately RMB279,890,000 and RMB432,510,000 respectively, decreased by 35% mainly due to the Company's capital injection into Shanghai Jin Jiang International Hotel Investment Co., Ltd. by means of transfers of assets and equity in certain budget hotels during the reporting period.

6) Construction in progress

The ending and beginning of period balances of construction in progress are approximately RMB8,650,000 and RMB33,470,000 respectively, decreased by 74% mainly due to transfers of construction in progress of Changchun Jinjiang Inn and renovation works of Sofitel Hyland Shanghai and Jian Guo Hotel to fixed assets upon completion.

7) Long-term prepaid expenses

The ending and beginning of period balances of long-term prepaid expenses are approximately RMB16,670,000 and RMB32,140,000 respectively, decreased by 48% mainly due to the Company's capital injection into Shanghai Jin Jiang International Hotel Investment Co., Ltd. by means of transfers of assets and equity in certain budget hotels during the reporting period.

8) Deferred income tax assets

The ending and beginning of period balances of deferred tax assets are approximately RMB9,830,000 and RMB4,790,000 respectively, increased by 105% mainly due to the increase in

deductible temporary differences which can be used to offset against future taxable profit in later years.

9) Short-term borrowings

The ending and beginning of period balances of short-term loans are approximately RMB11,000,000 and RMB39,000,000 respectively, decreased by 72% mainly due to the repayment of borrowings by Sofitel Hyland Shanghai and Jian Guo Hotel.

10) Tax and other levies payable

The ending and beginning of period balances of tax and other levies payable are approximately RMB40,330,000 and RMB23,680,000 respectively, increased by 70% mainly due to the taxes provided in connection with the Company's capital injection into Shanghai Jin Jiang International Hotel Investment Co., Ltd. by means of transfers of assets and equity in certain budget hotels during the reporting period and taxes provided by subsidiaries.

11) Long-term borrowings

The ending and beginning of period balances of long-term borrowings are RMB2,040,000 and nil respectively mainly due to the borrowing by Shanghai Jin Jiang Tung Lok Catering Management Company Limited.

12) Deferred income tax liabilities

The ending and beginning of period balances of deferred income tax liabilities are approximately RMB951,050,000 and nil respectively, mainly due to recognition of deferred income tax liabilities arising from fair value measurement at the year end and changes in fair value of available-for-sale financial assets, such as Changjiang Securities, held by the Company.

13) Capital surplus

The ending and beginning of period balances of capital surplus are approximately RMB3,623,500,000 and RMB771,920,000 respectively, increased by 3.7 times, mainly due to fair value measurement at the year end and changes in fair value of the available-for-sale financial assets, such as Changjiang Securities, held by the Company.

6.1.5 Explanations on significant changes in bases of measurement of assets of the Company during reporting period

As at 31 December 2007, the Company held restricted tradable shares of Changjiang Securities, China Quanjiude (Group) Co., Ltd. and Bank of Communications Company Limited, and unrestricted tradable shares of Yuyuan Tourist Mart, Shanghai Power Transmission and Distribution and Tongda Venture. According to the relevant regulations of new Accounting Standards for Business Enterprises, the Company accounted for these shares as available-for-sale financial assets and measured them by the closing prices of the respective listed shares in Shanghai Stock Exchange (or Shenzhen Stock exchange) as at 28 December 2007 (the last trading day for the year) as the fair values.

As at the end of 2007, the fair value of the Company's available-for-sale financial assets amounted to RMB3,956.5 million. After deducting the deferred income tax effect resulting from the changes in fair value, shareholders' equity of the Company increased by RMB2,936.65 million over the end of 2006, or increased by approximately 1.4 time. The changes in fair value resulted in corresponding changes to the Company's financial data and financial indicators relating to equity, including but not limited to, total shareholders' equity, total assets, net assets per share, return on net assets and gearing ratio.

As at 7 April 2008, the Company held restricted tradable shares in Changjiang Securities, China Quanjiude (Group) Co., Ltd. and Bank of Communications Company Limited, and unrestricted tradable shares in Yuyuan Tourist Mart, Shanghai Power Transmission and Distribution and Tongda Venture. According to the relevant regulations of new Accounting Standards for Business Enterprises, the fair value of these available-for-sale financial assets held by the Company amounted to RMB2,009.21 million calculated by the closing prices in Shanghai Stock exchange (or Shenzhen Stock exchange) as at 7 April 2008 as the fair value. After deducting the deferred tax effect arising from the changes in fair value, shareholders'equity of the Company decreased by RMB1,460.47 million due to changes in prices of the available-for-sale financial assets. The changes in fair value resulted in corresponding changes to the Company's financial data and financial indicators relating to equity, including but not limited to, total shareholders' equity, total assets, net assets per share, return on net assets and gearing ratio.

The said restricted tradable shares will be released from restriction in 2008 and 2010 respectively, of which 100,637,463 shares of Changjiang Securities will be released on 27 December 2010.

6.1.6 Explanations on significant year-on-year changes in key financial data of the Company during the reporting period

Currency: RMB'0,000

Item	For the year ended		Changes	
	31 December 2007	31 December 2006	Amount	%
Financial income-net	742	435	+307	+71
Asset impairment loss	28	321	-293	-91
Investment income	18,565	11,636	+6,929	+60
Non-operating income	341	1,339	-998	-75
Non-operating expenses	35	443	-408	-92
Income tax expense	4,495	3,093	+1,402	+45

Analysis on changes:

1) Financial income-net

The financial income-net for the current and previous periods are approximately RMB7,420,000 and RMB4,350,000 respectively, increased by 71% mainly due to the increase of interest income derived from bank deposits of the Company and its subsidiaries.

2) Asset impairment loss

The asset impairment loss for the current and previous periods are approximately RMB280,000 and RMB3,210,000 respectively, decreased by 91% mainly due to the reversal of impairment loss of long-term investments made by the Company in previous year.

3) Investment income

The investment income for the current and previous periods are approximately RMB185,650,000 and RMB116,360,000 respectively, increased by 60% mainly due to the gain on disposal of certain available-for-sale financial assets and transfer of undertakings and equity in 7 budget hotels.

4) Non-operating income

The non-operating income for the current and previous periods are approximately RMB3,410,000 and RMB13,390,000 respectively, decreased by 75% mainly due to the relocation compensation received by a subsidiary arising from land resumption recognized in previous year.

5) Non-operating expenses

The non-operating expense for the current and previous periods are approximately RMB350,000 and RMB4,430,000 respectively, decreased by 92% mainly due to the decrease in net loss on disposals of fixed assets made by the Company and its subsidiaries.

6) Income tax expense

The income tax expense for the current and previous periods are approximately RMB44,950,000 and RMB30,930,000 respectively, increased by 45% mainly due to the income tax provided for the gain on the capital injection into Shanghai Jin Jiang International Hotel Investment Co., Ltd. arising from the transfers of undertakings and equity in certain budget hotels during the reporting period.

6.1.7 Explanations on significant year-on-year change in cash flows of the Company during the reporting period

Currency: RMB'0,000

Item	For the year ended		Changes	
	31 December 2007	31 December 2006	Amount	%
Net cash flows from operating activities	19,367	17,091	+2,276	+13
Net cash flows from investing activities	4,394	2,439	+1,955	+80
Net cash flows from financing activities	-22,016	-18,045	-3,971	N/A

Analysis on changes:

1) The net cash flows from operating activities for the reporting period is approximately RMB193,670,000, increased by RMB22,760,000 over the previous period mainly due to the increase of the Group's operating revenue.

2) The net cash flows from investing activities for the reporting period is approximately RMB43,940,000, increased by RMB19,550,000 over the previous period mainly due to the disposals of some of the available-for-sale financial assets and the decrease in procurement of fixed assets.

3) The net cash flows from financing activities for the reporting period is approximately RMB-220,160,000, decreased by RMB39,710,000 over the previous period mainly due to the repayment of borrowings by subsidiaries of the Company and the increase of profit distribution of the Company.

6.1.8 Analysis of operations and performance of principal subsidiaries and investee companies

Currency: RMB'0,000

Company name	Principal operation	Equity interest	Registered capital	Total assets at end of the period	Net assets at end of the period	Operating revenue for the reporting period	Net profit for the reporting period
Jin Jiang International Hotel Management Co., Ltd.	Hotel management	100%	10,000	23,798	17,738	25,010	3,952
Shanghai Jin Jiang Tomson Hotel Co., Ltd.	Hotel and catering operation	50%	USD 24.34 million	32,409	28,413	22,090	4,034
The Yangtze Hotel Ltd.	Hotel and catering operation	40%	USD 5.30 million	17,732	10,063	27,045	5,360
Wuhan Jinjiang International hotel Co., Ltd.	Hotel and catering operation	50%	22,000	47,319	15,265	1,773	-6,018
Sofitel Hyland Shanghai	Hotel and catering operation	66.67%	6,263	15,982	10,433	18,303	2,811
Jian Guo Hotel Co., Ltd.	Hotel and catering operation	65%	8,000	14,942	11,416	16,127	2,449
Shanghai New Asia Food Co., Ltd.	Production of mooncakes and frozen food	100%	141.54	2,869	1,183	3,254	371
Shanghai Kentucky Fried Chicken Co., Ltd.	Western fast food	49%	USD 27.01 million	64,464	40,092	183,062	16,319
Shanghai New Asia Café de Coral Co., Ltd.	Chinese and western restaurant operations	50%	6,867	7,073	4,513	20,181	6
Shanghai New Asia Fulihua Catering Co., Ltd.	Chinese restaurant operations	41%	3,500	5,766	4,490	5,446	239
Shanghai Yoshinoya Co., Ltd.	Japanese fast food operations	40%	USD 7.3 million	3,567	3,316	3,703	-190
Shanghai Jing An Bakery Co., Ltd.	Production and sale of bread and cakes	30%	USD 1 million	4,029	1,713	7,841	624

Hangzhou Kentucky Fried Chicken Co., Ltd.	Western fast food	8%	USD 21.5 million	71,133	45,045	224,317	25,187
Wuxi Kentucky Fried Chicken Co., Ltd.	Western fast food	8%	USD 3.1 million	20,515	8,003	53,000	5,076
Suzhou Kentucky Fried Chicken Co., Ltd.	Western fast food	8%	USD 3.1 million	33,108	14,428	85,147	10,712
Shanghai Jin Jiang Tung Lok Catering Management Inc.	Chinese and western fast food	51%	1,000	1,243	89	1,181	-533
Jin Jiang Inn Co., Ltd.	Budget hotel management	20%	17,971	150,458	25,558	41,442	3,844
Shanghai Jin Jiang International Hotel Investment Co., Ltd.	Hotel investment	20%	122,500	169,400	164,302	17,303	-157
Shanghai Jin Jiang International Management College	Educational training	100%	340	747	-222	153	-443
Thayer JinJiang Interactive Co., Ltd.	Software development and related network services	50%	USD 3 million	969	544	945	-1,043

Disposal of subsidiaries:

During the reporting period, the Company made an additional capital injection into Shanghai Jin Jiang International Hotel Investment Company Limited partly by its injection of the undertakings of and equity interests in several budget hotels and partly in cash. The undertakings of the budget hotels injected include: Beijing Jin Ya Hotel, Shenyang Jin Ya Hotel, Changzhou Jin Ya Hotel and Changchun branch. The equity interests in the budget hotels injected include: 95% equity interest in Shanghai Jin Ya Hotel Company Limited, 50% equity interest in Tianjin Jin Jiang Inn Company Limited, and 50% equity interest in Qingdao Jin Jiang Inn Company Limited. The consideration of the transaction was determined by reference to the relevant appraised values of the undertakings and equity interests injected. As at the end of the reporting period, the transfer procedures of ownership were completed. From the beginning of the year to the date of transfer, the contributions made by these assets to the Group's net profit were RMB3.18 million and the gain on disposals before tax were RMB45,977,376. The transfers did not have any effect on the continuity of operations and the stability of management of the Group. (Please refer to 7.4.4 Major connected transaction on joint external investments)

6.1.9 Prospects of future development of the Company

(1) Development trend of the industry and market competitiveness

1) Development trend of the industry

The tourism industry in which the Company is engaged maintains its stable growth trend. According to statistics issued by the government, the number of inbound tourists was 131.87 million in 2007, increased by 5.5% over last year. Foreign exchange income from international tourism amounted USD41.9 billion, increased by 23.5% over 2006. The annual domestic tourists

for 2007 reached 1.61 billion, increased by 15.5% over last year. Domestic tourism income totalled RMB777.1 billion in 2007, increased by 24.7% over 2006. The expected targets for domestic tourism in 2008 are: inbound tourists staying overnight amounts to 59 million, an increase of 8%. Foreign exchange income from tourism reaches USD46 billion, an increase of 10%. Number of domestic tourist amounts to 1.77 billion, an increase of 10.0%. Total revenue of tourism reaches RMB1,200 billion, an increase of 10%. In 2007, the retail value of accommodation and food industries amounted to RMB1,235.2 billion, increased year-on-year by 19.4%. (sources: National Bureau of Statistics of China and State Tourism Bureau of China). The 2008 Olympic Games brings huge opportunities for China tourism industry. Coupled with Shanghai's winning bid for hosting the 2010 World Expo and continual growth in average rural net income and urban disposable income, it is expected that the market of inbound tourism, domestic tourism, and business tourism will keep a satisfactory developing trend.

2) Market competitiveness

The industry in which the Company is engaged is a highly competitive one and competition will be ferocious. Number of star-rated hotels in China reached 12,751 by the end of 2006, increased by 923 over 2005. Number of guest rooms reached about 1,459,800, increased by about 127,800 over 2005 (source: China Tourism Statistics Journal of 2006). It is expected that number of star-rated hotels and guest rooms will keep rising in 2007. The huge inventory and increase in hotel assets in China will continue to attract the entry of other international and domestic capital and professional hotel groups. Number of chain restaurant enterprises (groups) in China rose to 349 by the end of 2006, increased by 49 over 2005. Number of shops owned by chain restaurant enterprises above quota reached 11,360 by the end of 2006, increased by 1,612 over 2005 (source: National Bureau of Statistics of China). It is expected that chain restaurant enterprise (groups) and their shops will keep growing to a certain extent.

(2) Management's concern over opportunities and challenges in the future development, development strategy and development planning of each segment of the Company

1) Opportunities and challenges in the future development of the Company

Under the guidance of the Scientific Development Concept, it is hoped that China's economy will maintain its robust development during the "the eleventh five year" period. It is expected that the pace of GDP growth may slow down but sustain at a fairly high level in 2008. Significant slowdowns are obvious in inbound tourism as it enters into a new developing cycle, with external competition being ferocious. As domestic tourism is well placed at a stage of buoyant growth and upgrade in consumption, there are increasing conflicts between supply and demand in certain areas and at particular times. Preparations of the Olympic Games and World Expo are progressing rapidly with the commercial activities of first level cities being more active. The Company's efforts in

investment returns, industry size and brandname promotion and competitiveness provide strategic opportunities for continual and steady development of the Company.

At the same time, with the gradual construction and operation of domestic star-rated hotels, and acceleration of development of hotel management company, some of the foreign hotel groups have focused their development strategy in China. The Company will face ferocious competition from all directions in terms of management, brandname, network and talents, and will also encounter challenges against the leading position in hotel management operation held by the Company in the domestic market.

2) Development strategy of the Company

By carrying out the development strategy of being "international, brandname and market oriented", taking star-rated hotel management service as the key direction of development, and continuing to invest in Jin Jiang Inn Co., Ltd. and Shanghai Jin Jiang International Hotel Investment Company in order to enjoy the benefits of budget hotels, expand investments in and operation of chain fast food continuously, and through further improvements of the Company's core competitiveness in management, brand, network and talents, the Company endeavours to sustain its leading position in the hotel industry and become the pioneer in hotel management with international competitiveness among its peers in China and maximize corporate values

3) Operation plan for the new year

The Company forecasts an operating revenue of RMB810 million in 2008 and plans to carry out the following:

The Company will further enhance the construction of the international team of its hotel management company. During the year, the Company will sign new management contracts for not less than 2,000 guest rooms, and capitalise on its regional advantage to make breakthroughs in key cities. It will amend the core standards 2008 version, optimize brand image and promote the core standards. It will also advance the integration and innovation of brandname by improving the consistency of brandname through promoting the brandname recognition system of managed hotels and developing brandname propaganda and promotional activities. It will also fortify the building of integration capability of hotel management, formulating corresponding policies to popularize JREZ among large customers to improve customer volumes, expanding brandname network propaganda and co-ordinating channels to increase room reservation, accomplishing overall customer loyalty programme and promoting frequent guest plan to all member hotels.

The Company will prepare its own star-rated hotels for reception and services during the Olympic Games to further promote and improve the brandname of Company by taking advantage of the Olympic Games.

In respect of chain restaurant, the Company will continue to develop the Chinese and western styles fast food operation. "KFC" will continue to expand outlets and maintain its leading position by optimizing market coverage. "Chinoise" will enhance brandname awareness and profitability by improving the operation and management of the existing two restaurants. "New Asia Café De Coral" will continue to realign its operation strategy in expanding market share. "Yoshino" will concentrate in developing new shops and striving for breakeven. "Jing An Bakery" will seek to accelerate development through strategic reorganisation.

The Company will further capitalise on the professional training resource advantage of Shanghai Jin Jiang International Management College and Les Roches Jin Jiang International Hotel Management College in strengthening the incubation and reserve and social service function of hotel management talents.

(3) Demands for, uses and sources of funds required by the future development strategy of the Company

The Company estimated that funds of RMB100 million are required in 2008, mainly for the renovation of some of the star-rated hotel and Shanghai New Asia Pearl Hotel owned by the Company and the construction and renovation of outlets for the chain food and restaurant operations. The sources of these funds are internal capital and bank loans.

(4) The accomplishment of the Company's future development and operating goals are subject to the adverse impacts of one or more of the following main factors:

1) Changes in macroeconomic conditions

The industry of the Company is largely affected by changes in the number of tourists travelling both abroad and at home. Hence, changes in factors like economy, politics, security, climate and relevant industry conditions may diminish the desires for travelling of the industry guests which would have material effects on the Company's operating performance in terms of room occupancy

ratio, average room rates, food and beverage consumption and average consumption level per capita.

2) Competition inside the industry

The industry of the Company is a highly competitive one. The Company has to compete with other multinational, regional and independent companies in all fronts. Hotels owned and managed by the Company are generally located in areas crowded with peers and food and beverage services provided by the Company may be affected by changes in consumer taste. The Company cannot guarantee that its existing or future peers will not leverage on their sales and financial resources which may weaken and reduce the profitability and market share of the Company.

3) The Company's development strategy is dependent on hotel management contracts

The Company will focus its development on hotel management service, aiming to constantly expand the Company's profit capability. Meanwhile, competition for hotel management service among hotel management companies is ferocious. As some of the Company's competitors possess certain competitive advantages in some markets, such as brandname awareness, it may have effects on the operating results of the Company within a certain period if the Company fails to enhance its core competitiveness and continue to acquire more hotel management contracts.

4) Dependence on hotel owners

Subject to the management contracts, the Company generally does not have any right to prevent hotel owners from debt financing or pledging or assigning hotel property.

5) Operation risks may not be fully covered by current insurances of the subsidiaries and the managed hotels of the Company

Subsidiaries of the Company have taken out comprehensive insurances for self-owned properties and hotels managed by the Company are also required to take out corresponding insurance to secure compensation for loss arising from fires and natural disasters. In the event of any fires or natural disasters, the type of insurances or the sums insured by the subsidiaries and the managed hotels may not fully satisfy the need for replacement of properties lost which may lead to losses in operation and income of the Company.

6) Effects of renovation of hotels invested or managed by the Company on recent business

Hotels invested or managed by the Company should be constantly renovated to meet customers' requirements in respect of hotel quality. According to the plan for 2008, some invested or managed

hotels will undergo relatively large-scale expansion or renovation, and all or some of the business will be suspended during the overall expansion or renovation period, which may have timing effects in enhancing the sustained and stable business performance of the Company.

7) Worries over the outbreak of epidemics on food safety

The occurrence of highly infectious diseases such as SARS, mad cow disease and avarian flu worldwide or in China as well as worries over food safety has led and may lead to significant reductions in the number of tourists as well as diners. Their recurrence may have effect on the business development of the Company.

8) There may be significant fluctuations in shareholders' equity and return on net assets

Following the adoption of the new Accounting Standards for Business Enterprises, the Company reclassified some of its financial assets and used market prices as the basis of fair value measurement. The fair value change in these financial assets may enlarge the magnititude of fluctuations of the Company's financial data and indicators, such as shareholders' equity and return on net assets.

9) Greater uncertainty over returns on external investments

In the process of promoting standardization and internationalization of management brandname, the Company may have to increase requisite overseas investments in various stages of construction cycles and brandname promotion which would have greater uncertainty in proditability.

10) Dependence on key staff

The Company's sustainable success largely depends on the senior management and the well-trained and highly experienced staff. If the Company could not attract adequate number of well-experienced senior management or staff in line with market conditions, it may have material effects on the operating capability and profitability of the Company.

(5) Policies and measures adopted or to be adopted

The Company will enlarge the promotion of brandname network; improve the quality of products and services and upgrade the consistency of brandname image; strengthen the integration capacity of the hotel management ; coordinate channels to promote and increase room reservation; enlarge the promotion of central reservation system by promoting the JREZ to large customers, improve the income contribution of JREZ and increase customer volume; reasonably arrange the renovation plan of invested and managed hotels in order to ensure the sustainable and steady development of the Company's operation.

The Company will strengthen the international construction of its hotel management team and improve the operating level of hotel management; continue to recruit managers with market and professional experience in order to gradually accelerate the international, market and local orientation of staff members of the hotel management team; capitalise on its advantage of professional training resource of Les Roches Jin Jiang International Hotel Management College and strengthen the incubation and reserve of the hotel management talents; explore and promote the international and market-oriented hotel remuneration and incentive system.

6.2 Analysis of principal operations by segments or products

Please refer to 6.1.3 for details

6.3 Analysis of principal operations by geographical areas

Please refer to 6.1.3 for details

6.4 Use of funds raised

□Applicable √Inapplicable

Changes

□Applicable √Inapplicable

6.5 Use of funds not raised

√ Applicable □ Inapplicable

Currency: RMB

Item	Amount	Progress	Returns (RMB'0,000)
Additional investment in Shanghai International Hotel Investment Company Limited	275,000,000	completed	-157
Additional investment in Wuhan Jin Jiang International Hotel Co., Ltd.	20,000,000	completed	-6,018
Additional investment in Hangzhou Kentucky Fired Chicken Co., Ltd.	3,629,136	completed	25,187
Renovation of New Asia Pearl Hotel (Jin Jiang Inn) of the Company	4,572,619	completed	-48
Additional investment in New Asia	1,798,539	completed	

Chains of Snack (Australia) Pty. Ltd.			
Additional investment in Shanghai Yoshinoya Co., Ltd.	7,550,500	completed	-190
Total	312,550,794		

6.6 Explanations on Non-Standard Audit Report of Certified Public Accountants by the Directors

□Applicable √Inapplicable

6.7 Directors' proposal on profit distribution or capitalization of reserves for the year

As audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, profit attributable to the parent company for 2007 was RMB241,224,846. After allocating RMB24,122,485 to the statutory surplus reserve in accordance with the law, adding the unappropriated profit of RMB209,731,424 brought forward as at the end of last year, and deducting the 2006 dividends of RMB180,972,222 appropriated in 2007, the profit available for distribution to shareholders for the year was RMB245,861,563. It was proposed that, based on the total share capital of 603,240,740 shares as at the end of 2007, a cash dividend of RMB3.50 (before tax) for every 10 shares be payable to shareholders. Dividends for B shares shall be converted to and payable in USD at the mid-market exchange rate of USD to RMB as quoted by the People's Bank of China on the next business day following the date of passing the resolution in respect of dividend appropriation by the Annual General Meeting of the Company. The balance of unappropriated profit of RMB34,727,304 shall be carried forward to the following year.

No proposal of cash distribution of profit tabled in respect of the earnings during the Reporting Period

□Applicable √Inapplicable

§7. Significant Events

7.1 Acquisitions of assets

□Applicable √Inapplicable

7.2 Disposals of assets

√Applicable □Inapplicable

Please refer to "7.4.4 Major connected transaction on joint external investment" for details about the Company's disposals of assets during the Reporting Period.

7.3 Material guarantees

□Applicable √Inapplicable

7.4 Major connected transactions

7.4.1 Connected transactions relating to ordinary activities

√Applicable □Inapplicable

Currency: RMB'0,000

Related parties	Sales of goods and provision of services to related parties		Procurement of goods and provision of services by related parties	
	Amount of Transaction	As a percentage of the amount of similar transactions	Amount of Transaction	As a percentage of the amount of similar transactions
Provision of hotel ,management to Jin Jiang Hotels Group and its hotel-related entities	5,074	56.49%	-	-
Sales of goods to Jin Jiang International, Jin Jiang Hotels Group and its hotel-related entities	11,908	79.76%	-	-

Total	16,982	71.02%	-	-

7.4.2 Debts and liabilities between connected parties

□Applicable √Inapplicable

7.4.3 Use of funds and settlement of outstanding amounts in 2007

□Applicable √Inapplicable

The Board of Directors' proposal to follow up on responsibility over incomplete settlements of use of non-operating funds of the Company as at the end of 2007

□Applicable √Inapplicable

7.4.4 Major connected transaction on joint external investment

Pursuant to the "resolution in respect of additional capital injection into Shanghai Jin Jiang International Hotel Investment Company Limited (the "Hotel Investment Company")" passed by the first extraordinary general meeting of 2005 of the Company held on 2 November 2005. the resolution in respect of the increase in investment in the Hotel Investment Company considered and passed by the seventh meeting of the fifth session of the Board of Directors and the "agreement in respect of the increase in investment in the Hotel Investment Company" entered into between the Company and Shanghai Jin Jiang International Hotels (Group) Company Limited ("Jin Jiang Hotels Group") on 26 January 2007, the Company made an additional capital injection into the Hotel Investment Company partly by its injection of the undertakings of and equity interests in several budget hotels and partly in cash. The undertakings of the budget hotels injected include: Beijing Jin Ya Hotel, Shenyang Jin Ya Hotel, Changzhou Jin Ya Hotel and Changchun branch. The equity interests in the budget hotels injected include: 95% equity interest in Shanghai Jin Ya Hotel Company Limited, 50% equity interest in Tianjin Jin Jiang Inn Company Limited, and 50% equity interest in Qingdao Jin Jiang Inn Company Limited. The increase in investment in the Hotel Investment Company of RMB275,000,000 made by the Company comprised the appraised value of the above undertakings and equity interests of RMB274,421,100 and cash of RMB578,900, of which RMB185,000,000 was for subscription to the additional capital contribution and RMB90,000,000 for contribution to the capital reserves of the Hotel Investment Company. Meanwhile, the increase in investment in the Hotel Investment Company of RMB1,100,000,000 made by Jin Jiang Hotels Group was in cash, of which RMB740,000,000 was for subscription to the additional capital contribution and RMB360,000,000 for contribution to the capital reserves of the Hotel Investment Company. Subsequent to completion of the increase in investment, the registered capital of the Hotel Investment Company increased to

RMB1,225,000,000. The transaction was published in the Shanghai Securities News and Hong Kong Commercial Daily on 29 January 2007. As at 28 June 2007, the relevant transfer procedures of ownership were completed.

7.5 Entrustment of fund management

□Applicable √Inapplicable

7.6 Fulfillment of commitments

7.6.1 Commitments made by the Company or shareholders with over 5% equity interests subsisted or subsisting during the Reporting Period.

□Applicable √Inapplicable

7.6.2 Did the Company satisfy the earning forecasts in respect of assets or transactions which subsisted or subsisting during the Reporting Period and explanations for its reasons

□Applicable √Inapplicable

7.7 Significant litigations and arbitrations

□Applicable √Inapplicable

7.8 The Company did not have any significant lawsuits and arbitrations during the year.

Other significant matters and analysis of its effects and solutions

7.8.1 Securities investment

□Applicable √Inapplicable

7.8.2 Equity interests held in other listed companies

√Applicable □Inapplicable

Unit: RMB

Stock code	Short name of stock	Initial investment	Shareholding (share)	As a % of equity interest (%)	Carrying amount at the end of the period	Profit/loss during reporting period	Changes in owners' equity during reporting period	Classification of account st	Source of shareholding
000783	Changjiang Securities	156,026,908	100,637,463	6.01	3,850,389,334		2,777,409,320	Available-for-sale financial assets	Investment
002186	Quanjude	1,180,000	1,000,000	0.71	59,030,000		43,387,500	Available-for-sale financial assets	Investment

600627	Shanghai Power Transmission and Distribution	660,000	180,000	0.035	12,490,200		8,872,650	Available-for-sale financial assets	Investment
600647	Tongda Venture	539,437.47	330,000	0.617	5,547,300		3,755,897	Available-for-sale financial assets	Investment
600655	Yuyuan Tourism Mart	1,733,060	515,315	0.085	16,526,152		11,094,819	Available-for-sale financial assets	Investment
601328	Bank of Communic-ations	1,000,000	801,400	0.002	12,517,868		8,638,401	Available-for-sale financial assets	Investment
Total			-		3,956,500,854		2,853,158,587	-	-

Note: In 2002, the Company invested in 150,000,000 shares in Changjiang Securities Co., Ltd. ("Changjiang Securities"), representing 7.5% of its then equity interests.

The First Extraordinary General Meeting and the Relevant Class Meetings on the Share Merger Reform of Shijiazhuang Refining and Chemical Company Limited (stock code: 000783, hereinafter referred to as "SRCC") on 15 February 2007 considered and passed the "Resolution relating to the Share Merger Reform of SRCC" and the "Resolution relating to the Report on Disposal of Major Assets, Target Repurchase of Shares and the Merger by Absorption of Changjiang Securities Company Limited by new shares of SRCC".

On 7 December 2007, the SRCC disclosed the "announcement in respect of approval by China Securities Regulatory Commission of the merger by absorption of Changjiang Securities Co., Ltd. by new shares of SRCC".

On 8 December 2007, the SRCC disclosed the "Report on Disposal of Major Assets, Target Repurchase of Shares and the Merger by Absorption of Changjiang Securities Company Limited by new shares of SRCC". Subsequent to completion of the transaction, the Company held 102,637,789 shares in SRCC, representing 6.13% of its total share capital.

On 20 December 2007, the SRCC disclosed the "announcement in respect of the implementation of the share merger reform plan of SRCC". Subsequent to redemption of the consideration arrangement, the Company held 100,637,463 shares in SRCC, representing 6.01% of its total share capital.

On 27 December 2007, SRCC changed its name into Changjiang Securities, with the stock code of "000783" remained unchanged and resumed trading on that day.

7.8.3 Equity interests held in unlisted financial institutions

√Applicable □Inapplicable

Unit: RMB

Name of investee	Initial investment	Shareholding (share)	As a percentage of equity interest (%)	Carrying amount at the end of the period	Profit/loss during reporting period	Changes in owners' equity during reporting period	Classification of account	Source of shareholding
Shenyin & Wanguo Securities Company Limited	10,000,000	11,088,566	<1	5,000,000	–	–	Long-term equity investment	Investment
Total	10,000,000	11,088,566	–	5,000,000	–	–	–	–

7.8.4 Trading in shares of other listed companies

√Applicable □Inapplicable

Unit: RMB

	Name	Number of shares at beginning of the period (shares)	Number of shares bought/sold during the reporting period (shares)	Number of shares at end of the period (shares)	Fund utilized	Investment gain on disposal
Sold	Tongda Venture	1,796,705	1,466,705	330,000	N/A	23,803,313
Sold	Hi-Tech Development	175,590	175,590	0	N/A	2,152,487

§8 Report of the Supervisory Committee

The Supervisory Committee was of the opinion that the Company had operated in accordance with the law and there were no problems in respect of the financial condition, use of funds raised, and transactions in respect of acquisition and disposal of assets and connected transactions of the Company.

§9 Financial Report

9.1 Audit Opinion

Financial report □Unaudited √Audited

Audit opinion √Standard unqualified opinion □Qualified opinion

Full Text of Audit Opinion

Auditor's Report

PwCZT Shen Zi (2008) No.10009

TO THE SHAREHOLDERS OF
SHANGHAI JIN JIANG INTERNATIONAL HOTELS DEVELOPMENT COMPANY LIMITED

We have audited the accompanying consolidated financial statements of Shanghai Jin Jiang International Hotels Development Company Limited (the "Company") and its subsidiaries (together, the "Group"), which comprise the consolidated and company balance sheets as at 31 December 2007, and the consolidated and company income statements, the consolidated and company cash flow statements and the consolidated and company statements of changes in equity for the year then ended, and notes to these financial statements.

I. Management's responsibility for the financial statements

Management is responsible for the preparation of these financial statements in accordance with the Accounting Standards for Business Enterprises. This responsibility include:

(1) designing, implementing and maintaining internal control relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error;
(2) selecting and applying appropriate accounting policies; and
(3) making accounting estimates that are reasonable in the circumstances.

II. Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the China Auditing Standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and

disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making the risk assessment, the auditor considers internal control relevant to the entity's preparation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

III. Opinion

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Group and the Company as of 31 December 2007, and their financial performance and cash flows for the year then ended in accordance with the Accounting Standards for Business Enterprises.

PricewaterhouseCoopers Zhong Tian CPAs Limited Company
Shanghai, People's Republic of China

He Zhenhong Zhang Ying
Certified Public Accountants

8 April 2008

9.2 Financial statements

CONSOLIDATED AND COMPANY BALANCE SHEETS AS AT 31 DECEMBER 2007

Currency: RMB

ASSETS	31 December 2007 Consolidated	31 December 2006 Consolidated	31 December 2007 Company	31 December 2006 Company
Current assets				
Cash at bank and in hand	677,751,767	660,297,814	323,543,821	315,054,359
Financial assets held for trading	-	-	-	-

Notes receivable	114,692	177,361	-	-
Accounts receivable	40,915,834	30,610,052	3,047,289	3,186,498
Advance to suppliers	1,978,192	2,779,141	646,700	916,667
Interest receivable	1,686,240	1,067,666	1,686,240	1,067,666
Dividends receivable	1,513,695	1,441,695	2,469,798	11,497,798
Other receivables	32,096,054	31,634,208	31,410,488	24,279,064
Inventories	10,810,443	13,872,296	2,902,793	5,840,794
Non-current assets due within one year	-	-	-	-
Other current assets	-	-	-	-
Total current assets	766,866,917	741,880,233	365,707,129	361,842,846
Non-current assets				
Available-for-sale financial assets	3,956,500,854	5,690,060	3,956,500,854	5,690,060
Held-to-maturity investments	-	-	-	-
Long-term receivables	-	-	-	-
Long-term equity investments	992,227,227	892,849,984	1,277,268,898	1,207,370,298
Investment property	-	-	-	-
Fixed assets	279,888,588	432,512,733	91,386,578	221,050,696
Construction in progress	8,648,865	33,471,397	7,765,591	33,055,174
Construction materials	-	-	-	-
Fixed assets pending disposal	-	-	-	-
Intangible assets	220,855,129	227,701,884	174,612,038	180,094,567
Development expenditure	-	-	-	-
Goodwill	11,002,693	11,002,693	-	-
Long-term prepaid expenses	16,670,607	32,138,620	6,096,976	8,035,414
Deferred income tax assets	9,832,957	4,794,077	10,388,286	3,780,055
Other non-current assets	-	-	10,328,000	10,328,000
Total non-current assets	5,495,626,920	1,640,161,448	5,534,347,221	1,669,404,264
Total assets	6,262,493,837	2,382,041,681	5,900,054,350	2,031,247,110
Current liabilities				
Short-term borrowings	11,000,000	39,000,000	-	-
Financial liabilities held				

for trading	-	-	-	-
Notes payable	-	-	-	-
Accounts payable	55,921,267	59,168,052	4,903,791	8,596,467
Advance from customers	24,282,882	22,208,802	6,199,340	5,230,802
Employee benefits payable	79,482,247	64,788,780	38,216,076	27,750,398
Taxes and other levies payable	40,329,761	23,684,171	17,121,630	10,935,509
Interest payable	-	-	-	-
Dividends payable	6,428,607	5,545,155	649,756	627,073
Other payables	41,682,556	54,020,921	15,804,138	23,830,687
Non-current liabilities due within one year	-	-	-	-
Other current liabilities	-	-	-	-
Total current liabilities	259,127,320	268,415,881	82,894,731	76,970,936
Non-current liabilities				
Long-term borrowings	2,040,000	-	-	-
Bonds payable	-	-	-	-
Long-term payable	-	-	-	-
Payables for specified projects	-	-	-	-
Provision	-	-	-	-
Deferred income tax liabilities	951,052,862	-	951,052,862	-
Other non-current liabilities	-	-	-	-
Total non-current liabilities	953,092,862	-	951,052,862	-
Total liabilities	1,212,220,182	268,415,881	1,033,947,593	76,970,936
Equity				
Share capital	603,240,740	603,240,740	603,240,740	603,240,740
Capital surplus	3,623,502,776	771,924,817	3,598,656,029	747,078,070
Less: Treasury shares	-	-	-	-
Surplus reserve	418,348,425	394,225,940	418,348,425	394,225,940
Undistributed profits	328,373,072	269,685,583	245,861,563	209,731,424
Exchange differences of foreign currency financial	-	-	-	-

statements				
Capital and reserves attributable to shareholders of the Company	4,973,465,013	2,039,077,080	4,866,106,757	1,954,276,174
Minority interests	76,808,642	74,548,720	-	-
Total equity	5,050,273,655	2,113,625,800	4,866,106,757	1,954,276,174
Total liabilities and equity	6,262,493,837	2,382,041,681	5,900,054,350	2,031,247,110

Legal representative: Yu Minliang

Person-in-charge of accounting function: Chen Hao

Person-in-charge of accounting department: Lu Zhenggang

CONSOLIDATED AND COMPANY INCOME STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2007

Currency: RMB

		Year ended 31 December 2007 Consolidated	**Year ended 31 December 2006 Consolidated**	**Year ended 31 December 2007 Company**	**Year ended 31 December 2006 Company**
I. Operating revenue		834,760,286	776,937,033	172,350,503	176,507,622
Less:	Operating costs	(254,406,279)	(224,661,832)	(33,833,858)	(32,464,647)
	Tax and levies on operations	(34,185,636)	(30,833,418)	(8,356,594)	(7,875,040)
	Selling expenses	(231,539,268)	(218,075,065)	(72,298,027)	(75,013,114)
	General and administrative expenses	(186,476,511)	(175,011,262)	(59,720,862)	(54,898,820)
	Finance income – net	7,424,042	4,353,800	6,132,742	3,377,203
	Asset impairment loss	276,796	3,212,380	(10,343,709)	6,777,009
Add:	Gain on changes in fair value	-	-	-	-
	Investment income	185,647,090	116,360,559	251,430,809	222,937,311
	Include: Investment income from associates and jointly controlled entities	86,372,719	97,956,531	89,403,786	105,556,979
II. Operating profit		321,500,520	252,282,195	245,361,004	239,347,524
Add:	Non-operating income	3,408,241	13,388,690	349,026	1,422,888
Less:	Non-operating expenses	(353,863)	(4,432,053)	(130,497)	(1,108,541)
	Include: Loss on disposal of	(254,379)	(3,805,848)	(55,634)	(790,281)

non-current assets				
Total profit	324,554,898	261,238,832	245,579,533	239,661,871
Less: Income tax expense	(44,950,629)	(30,929,986)	(4,354,687)	(1,903,945)
Net profit	279,604,269	230,308,846	241,224,846	237,757,926
Attributable to shareholders of the Company	263,782,196	217,616,930	241,224,846	237,757,926
Minority interests	15,822,073	12,691,916	-	-
Earnings per share for profit attributable to shareholders of the Company				
Basic earnings per share	0.4373	0.3607	-	-
Diluted earnings per share	0.4373	0.3607	-	-

Legal representative: Yu Minliang

Person-in-charge of accounting function: Chen Hao

Person-in-charge of accounting department: Lu Zhenggang

CONSOLIDATED AND COMPANY CASH FLOW STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2007

Currency: RMB

	Year ended 31 December 2007 Consolidated	Year ended 31 December 2006 Consolidated	Year ended 31 December 2007 Company	Year ended 31 December 2006 Company
1. Cash flows from operating activities				
Cash received from sales of goods or rendering of services	850,234,063	793,246,516	168,202,788	176,877,701
Refund of taxes and levies	-	-	-	-
Cash received relating to other operating activities	44,610,823	27,082,393	15,626,652	17,612,996
Sub-total of cash inflows from operating activities	894,844,886	820,328,909	183,829,440	194,490,697
Cash paid for goods and services	(386,897,645)	(339,418,374)	(60,680,657)	(68,808,251)
Cash paid to and on behalf of employees	(191,122,117)	(184,211,011)	(56,447,371)	(58,071,253)
Payments of taxes and levies	(74,974,546)	(79,970,679)	(13,138,733)	(12,124,481)

Cash paid relating to other operating activities	(48,179,484)	(45,821,427)	(18,199,216)	(14,978,027)
Sub-total of cash outflows from operating activities	(701,173,792)	(649,421,491)	(148,465,977)	(153,982,012)
Net cash flows from operating activities	193,671,094	170,907,418	35,363,463	40,508,685
2. Cash flows from investing activities				
Cash received from disposals of investments	29,735,652	3,903,783	29,253,604	200,000
Cash received from returns on investments	115,133,689	119,485,629	187,935,479	190,416,588
Net cash received from disposals of fixed assets, intangible assets and other long-term assets	583,397	5,438,944	574,867	219,110
Net cash received from disposals of subsidiaries and other operating units	-	48,306	76,993	85,666
Cash received relating to other investing activities	-	-	3,097,357	1,386,932
Sub-total of cash inflows from investing activities	145,452,738	128,876,662	220,938,300	192,308,296
Cash paid to acquire fixed assets, intangible assets and other long-term assets	(40,800,050)	(89,746,810)	(20,720,275)	(28,955,406)
Cash paid to acquire investments	(29,927,939)	(10,427,079)	(20,578,901)	(3,506,474)
Cash paid to acquire subsidiaries and other operating units	-	(4,313,912)	-	(6,800,821)
Cash paid relating to other investing activities	(30,781,052)	-	(25,563,587)	(7,473,850)
Sub-total of cash outflows from investing activities	(101,509,041)	(104,487,801)	(66,862,763)	(46,736,551)
Net cash flows from investing activities	43,943,697	24,388,861	154,075,537	145,571,745
3. Cash flows from financing activities				
Cash received from capital contributions	-	4,901,764	-	-
Include: Capital contributions from minority interests	-	4,901,764	-	-
Cash received from borrowings	25,040,000	48,000,000	-	-

Cash received from issue of bonds	-	-	-	-
Cash received relating to other financing activities	-	-	-	-
Sub-total of cash inflows from financing activities	25,040,000	52,901,764	-	-
Cash repayments of amounts borrowed	(51,000,000)	(69,053,088)	-	-
Cash payments for interest expenses and distribution of dividends or profit	(194,200,838)	(164,293,903)	(180,949,538)	(152,032,102)
Include: Dividends or profit paid to minority interests	(11,716,192)	(5,860,000)	-	-
Cash payments relating to other financing activities	-	-	-	-
Sub-total of cash outflows from financing activities	(245,200,838)	(233,346,991)	(180,949,538)	(152,032,102)
Net cash flows from financing activities	(220,160,838)	(180,445,227)	(180,949,538)	(152,032,102)
4. Effect of foreign exchange rate changes on cash and cash equivalents	-	-	-	-
5. Net increase in cash and cash equivalents	17,453,953	14,851,052	8,489,462	34,048,328
Add: Cash and cash equivalents at beginning of the year	660,297,814	645,446,762	315,054,359	281,006,031
6. Cash and cash equivalents at end of the year	677,751,767	660,297,814	323,543,821	315,054,359

Legal representative: Yu Minliang

Person-in-charge of accounting function: Chen Hao

Person-in-charge of accounting department: Lu Zhenggang

CONSOLIDATED STATEMENT OF CHANGES IN OWNER'S EQUITY FOR THE YEAR ENDED 31 DECEMBER 2007

Currency: RMB

	Attributable to shareholders of the Company						**Minority interests**	**Total equity**
	Share capital	**Capital surplus**	**Less: Treasur**	**Surplus reserve**	**Undistrib uted**	**Transla tion**		

			y share		profits	difference		
As at 31 December 2005	603,240,740	771,539,385	-	413,281,400	184,918,973	-	71,804,274	2,044,784,772
Changes in accounting policies	-	-	-	-	-	-	-	-
Prior years' adjustments	-	-	-	-	-	-	-	-
First-time adoption of the Accounting Standards for Business Enterprises	-	-	-	(42,831,253)	41,735,658	-	-	(1,095,595)
As at 1 January 2006	603,240,740	771,539,385	-	370,450,147	226,654,631	-	71,804,274	2,043,689,177
Changes for the year								
Net profit for the year	-	-	-	-	217,616,930	-	12,691,916	230,308,846
Gains recognized directly in equity								
Fair value gains on available-for-sale financial assets – net	-	-	-	-	-	-	-	-
Other equity changes in invested entities under equity method	-	385,432	-	-	-	-	-	385,432
Income tax for gains recognized directly in equity	-	-	-	-	-	-	-	-
Others	-	-		-	-	-	-	-
Subtotal	-	385,432	-	-	217,616,930	-	12,691,916	230,694,278
Capital contributions from and withdrawals by shareholders								
Capital contributions	-	-	-	-	-	-	4,901,764	4,901,764
Share-based compensation	-	-	-	-	-	-	-	-
Others	-	-	-	-	-	-	(4,096,759)	(4,096,759)
Profit appropriation								
Provision of surplus reserve	-	-	-	23,775,793	(23,775,793)	-	-	-
Appropriation to shareholders	-	-	-	-	(150,810,185)	-	(10,752,475)	(161,562,660)

Others								
Transfer								
Share capital increase with capital surplus	-	-	-	-	-	-	-	-
Share capital increase with surplus reserve	-	-	-	-	-	-	-	-
Offset accumulated losses from prior years by surplus reserve	-	-	-	-	-	-	-	-
Others	-	-	-	-	-	-	-	-
								-
As at 31 December 2006	603,240,740	771,924,817	-	394,225,940	269,685,583	-	74,548,720	2,113,625,800
As at 1 January 2007	603,240,740	771,924,817	-	394,225,940	269,685,583	-	74,548,720	2,113,625,800
Changes for the year								
Net profit for the year	-	-	-	-	263,782,196	-	15,822,073	279,604,269
Net income recognized directly in equity								
Fair value gains on available-for-sale financial assets – net	-	2,853,158,587	-	-	-	-	-	2,853,158,587
Other equity changes in invested entities under equity method	-	(1,580,628)	-	-	-	-	-	(1,580,628)
Income tax for gains recognized directly in equity	-	-	-	-	-	-	-	-
Others	-	-		-	-	-	-	-
Subtotal	-	2,851,577,959	-	-	263,782,196	-	15,822,073	3,131,182,228
Capital contributions from and withdrawals by shareholders								
Capital contributions	-	-	-	-	-	-	-	-
Share-based compensation	-	-	-	-	-	-	-	-
Others	-	-	-	-	-	-	(968,417)	(968,417)
Profit appropriation								
Provision of surplus reserve	-	-	-	24,122,485	(24,122,485)	-	-	-
Appropriation to	-	-	-	-	(180,972,2	-	(12,593,734)	(193,565,956)

shareholders					22)			
Others	-	-	-	-	-	-	-	-
Transfer								
Share capital increase with capital surplus	-	-	-	-	-	-	-	-
Share capital increase with surplus reserve	-	-	-	-	-	-	-	-
Offset accumulated losses from prior years by surplus reserve	-	-	-	-	-	-	-	-
Others	-	-	-	-	-	-	-	-
As at 31 December 2007	603,240,740	3,623,502,776	-	418,348,425	328,373,072	-	76,808,642	5,050,273,655

Legal representative: Yu Minliang

Person-in-charge of accounting function: Chen Hao

Person-in-charge of accounting department: Lu Zhenggang

COMPANY STATEMENT OF CHANGES IN EQUITY FOR THE YEAR ENDED 31 DECEMBER 2007

Currency: RMB

	Share capital	**Capital surplus**	**Less: Treasury share**	**Surplus reserve**	**Undistributed profit**	**Total equity**
As at 31 December 2005	603,240,740	771,539,385	-	378,569,221	219,631,152	1,972,980,498
Changes in accounting policies	-	-	-	-	-	-
Prior years' adjustments	-	-	-	-	-	-
First-time adoption of the Accounting Standards for Business Enterprises	-	(24,846,747)	-	(8,119,074)	(73,071,676)	(106,037,497)
As at 1 January 2006	603,240,740	746,692,638	-	370,450,147	146,559,476	1,866,943,001
Changes for the year						
Net profit for the year	-	-	-	-	237,757,926	237,757,926
Gains recognized directly in equity						
Fair value gains on available-for-sale financial assets – net	-	-	-	-	-	-
Other equity changes in invested entities under equity method	-	385,432	-	-	-	385,432

Income tax for gains recognized directly in equity	-	-	-	-	-	-
Others	-	-	-	-	-	-
Subtotal	-	385,432	-	-	237,757,926	238,143,358
Capital contributions from and withdrawals by shareholders						
Capital contributions	-	-	-	-	-	-
Share-based compensation	-	-	-	-	-	-
Others	-	-	-	-	-	-
Profit appropriation						
Provision of surplus reserve	-	-	-	23,775,793	(23,775,793)	-
Appropriation to shareholders	-	-	-	-	(150,810,185)	(150,810,185)
Others	-	-	-	-	-	-
Transfer						
Share capital increase with capital surplus	-	-	-	-	-	-
Share capital increase with surplus reserve	-	-	-	-	-	-
Offset accumulated losses from prior years by surplus reserve	-	-	-	-	-	-
Others	-	-	-	-	-	-
As at 31 December 2006	603,240,740	747,078,070	-	394,225,940	209,731,424	1,954,276,174
As at 1 January 2007	603,240,740	747,078,070	-	394,225,940	209,731,424	1,954,276,174
Changes for the year						
Net profit for the year	-	-	-	-	241,224,846	241,224,846
Net income recognized directly in equity						
Fair value gains on available-for-sale financial assets – net	-	2,853,158,5 87	-	-	-	2,853,158,587
Other equity changes in invested entities under equity method	-	(1,580,628)	-	-	-	(1,580,628)
Income tax for gains recognized directly in equity	-	-	-	-	-	-
Others	-	-	-	-	-	-
Subtotal	-	2,851,577,9	-	-	241,224,846	3,092,802,805

		59				
Capital contributions from and withdrawals by shareholders						
Capital contributions	-	-	-	-	-	-
Share-based compensation	-	-	-	-	-	-
Others	-	-	-	-	-	-
Profit appropriation						
Provision of surplus reserve	-	-	-	24,122,485	(24,122,485)	-
Appropriation to shareholders	-	-	-	-	(180,972,222)	(180,972,222)
Others	-	-	-	-	-	-
Transfer						
Share capital increase with capital surplus	-	-	-	-	-	-
Share capital increase with surplus reserve	-	-	-	-	-	-
Offset accumulated losses from prior years by surplus reserve	-	-	-	-	-	-
Others	-	-	-	-	-	-
.						
As at 31 December 2007	603,240,740	3,598,656,0 29	-	418,348,425	245,861,563	4,866,106,757

Legal representative: Yu Minliang

Person-in-charge of accounting function: Chen Hao

Person-in-charge of accounting department: Lu Zhenggang

9.3 No change in accounting policies, accounting estimates and method of verification.

9.4 There is no adjustment to accounting errors during the Reporting Period.

9.5 Changes in the scope of consolidation over the latest annual report

Pursuant to the requlations of the New Accounting Standards for Business Enterprises, jointly-controlled entities of the Company are no longer included in the scope of consolidation of the consolidated financial statements for 2007. As at 31 December 2007, the jointly-controlled entities of the Company were: Shanghai Jin Jiang Tomson Hotel Co., Ltd., Wuhan Jinjiang International Hotel Co., Ltd., and Thayer Jin Jiang Interactive Co., Ltd.

At the end of June 2007, the Company increased its investment in Shanghai Jin Jiang International Hotel Investment Company Limited by means of transfers of the undertakings of 4 branch companies and the equity interests in 3 companies. Shanghai Jin Jiang International Hotels Development Company Limited Beijing Jin Ya Hotel, Shanghai Jin Jiang International Hotels Development Company Limited Shenyang Jin Ya Hotel, Shanghai Jin Jiang International Hotels Development Company Limited Changzhou Jin Chang Branch, Shanghai Jin Jiang International Hotels Development Company Limited Changchun Branch and Shanghai Jin Ya Hotel Company Limited were no longer included in the consolidation of the consolidated financial statements for 2007 of the Company.

Please refer to "3.2 note 2", "6.1.8 Disposals of Subsidiaries" and "7.4.4 Major connected transaction on joint external investment" for further details.

Shanghai Jin Jiang International Hotels Development Company Limited
Yu Minliang, Chairman
10 April 2008

By Order of the Board
Shanghai Jin Jiang International Hotels (Group) Company Limited
Kang Ming, Yuen Chin Yau
Joint Company Secretaries

Shanghai, China, 9 April 2008

As at the date of this announcement, the executive Directors are Mr. Yu Minliang, Ms. Chen Wenjun, Mr. Yang Weimin, Mr. Chen Hao, Mr. Yuan Gongyao, Mr. Xu Zurong, Mr. Han Min and Mr. Kang Ming, the non-executive Director is Mr. Shen Maoxing, and the independent non-executive Directors are Mr. Ji Gang, Mr. Xia Dawei, Mr. Sun Dajian, Mr. Rui Mingjie, Mr. Yang Menghua, Mr. Tu Qiyu, Mr. Shen Chengxiang and Mr. Lee Chung Bo.

* The Company is registered as a non-Hong Kong company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "Shanghai Jin Jiang International Hotels (Group) Company Limited".

RECEIVED
2003 SEP -2 P 1:33
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

2

Jin Jiang Hotels

Shanghai Jin Jiang International Hotels (Group) Company Limited*
上海錦江國際酒店（集團）股份有限公司

(於中華人民共和國註冊成立的股份有限公司)

(股份代碼：02006)

於其他海外監管市場發佈的公告

本公告乃根據香港聯合交易所有限公司證券上市規則第13.09(2)條的規定而發表。

以下公告的中文原稿將由上海錦江國際酒店（集團）股份有限公司旗下一間以A股和B股於上海證券交易所上市的附屬公司，上海錦江國際酒店發展股份有限公司（「本公司」）於2008年5月31日於上海和香港發布：

上海錦江國際酒店發展股份有限公司
二零零七年度股東大會決議公告

本公司及董事會全體成員保證公告內容的真實、準確和完整，對公告的虛假記載、誤導性陳述或者重大遺漏負連帶責任。

重要內容提示：

- 本次會議無否決提案或修改提案的情況；
- 本次會議無新提案提交表決。

一、會議召開和出席情況：

上海錦江國際酒店發展股份有限公司二零零七年度股東大會通知於2008年5月8日以公告形式發出，會議於2008年5月30日在上海廣場假日酒店召開。

出席會議的股東及股東代表76名，代表股份數為320,766,298股，佔公司總股本的53.1738%，其中A股股東及股東代表55名，代表股份數318,385,949股，B股股東及股東代表21名，代表股份數為2,380,349股。

大會由公司董事會召集，公司董事長俞敏亮先生主持大會。公司部分董事、監事及高管人員等出席了會議。會議符合《中華人民共和國公司法》和公司章程的有關規定。

二、提案審議情況：

會議審議並以記名投票方式通過如下決議：

1、《2007年度董事會報告》；

2、《2007年度監事會報告》；

3、《2007年度財務決算報告》；

4、《2007年度利潤分配方案》；

本公司2007年度經審計的歸屬於上市公司股東的淨利潤為241,224,846元（母公司計算口徑），依法提取法定盈餘公積24,122,485元，加上上年末未分配利潤209,731,424元，減去2007年已分配的2006年度股利180,972,222元，全年可供全體股東分配的利潤為245,861,563元。擬按2007年末的總股本603,240,740股為基數，向全體股東每10股派發人民幣3.50元現金紅利（含稅），B股股利折算成美元支付，其折算匯率按照公司股東大會通過股利分配決議日下一個工作日中國人民銀行公布的美元兑人民幣的中間價確定；尚餘34,727,304元，列入未分配利潤轉至下一年度。

派發紅利的具體事宜另行公告。

5、《關於支付會計師事務所審計費用的議案》；

6、《關於2008年度續聘會計師事務所的議案》；

7、《關於2007年度日常關聯交易執行情況及2008年度擬發生關聯交易的議案》。

本公司於2008年4月10日在《上海證券報》、《大公報》詳細披露了上述議案的有關內容，投資者亦可查詢上海證券交易所網站http://www.sse.com.cn。

上述議案的表決結果見附表。

會議同時聽取了獨立董事2007年度述職報告。

三、律師見證情況：

本次股東大會經北京市建元律師事務所上海分所潘志强律師現場見證並出具了法律意見書。律師認為：公司本次股東大會的召集和召開程序、出席股東大會人員的資格和召集人資格及會議的表決程序均符合法律法規、《上市公司股東大會規則》及公司章程的規定，本次股東大會通過的決議合法有效。

四、備查文件：

1、股東大會決議；

2、律師出具的法律意見書。

特此公告。

上海錦江國際酒店發展股份有限公司董事會

2008年5月31日

附表：

上海錦江國際酒店發展股份有限公司
2007年度股東大會表決結果

一、審議《2007年度董事會報告》

	代表股份數	同意股數	反對股數	棄權股數	贊成比例
全體股東	320,766,298	320,756,598	9,700	0	99.9970%
A股股東	318,385,949	318,377,149	8,800	0	99.9972%
B股股東	2,380,349	2,379,449	900	0	99.9622%

二、審議《2007年度監事會報告》

	代表股份數	同意股數	反對股數	棄權股數	贊成比例
全體股東	320,766,298	320,765,398	900	0	99.9997%
A股股東	318,385,949	318,385,949	0	0	100.0000%
B股股東	2,380,349	2,379,449	900	0	99.9622%

三、審議《2007年度財務決算報告》

	代表股份數	同意股數	反對股數	棄權股數	贊成比例
全體股東	320,766,298	320,765,398	900	0	99.9997%
A股股東	318,385,949	318,385,949	0	0	100.0000%
B股股東	2,380,349	2,379,449	900	0	99.9622%

四、審議《2007年度利潤分配方案》

	代表股份數	同意股數	反對股數	棄權股數	贊成比例
全體股東	320,766,298	320,762,611	3,687	0	99.9989%
A股股東	318,385,949	318,383,162	2,787	0	99.9991%
B股股東	2,380,349	2,379,449	900	0	99.9622%

五、審議《關於支付會計師事務所審計費用的議案》

	代表股份數	同意股數	反對股數	棄權股數	贊成比例
全體股東	320,766,298	320,765,398	900	0	99.9997%
A股股東	318,385,949	318,385,949	0	0	100.0000%
B股股東	2,380,349	2,379,449	900	0	99.9622%

六、審議《關於2008年度續聘會計師事務所的議案》

	代表股份數	同意股數	反對股數	棄權股數	贊成比例
全體股東	320,766,298	320,765,398	900	0	99.9997%
A股股東	318,385,949	318,385,949	0	0	100.0000%
B股股東	2,380,349	2,379,449	900	0	99.9622%

七、審議《關於2007年度日常關聯交易執行情況及2008年度擬發生關聯交易的議案》

	代表股份數	同意股數	反對股數	棄權股數	贊成比例
全體股東	17,300,534	12,460,517	1,817	4,838,200	72.0239%
A股股東	14,920,185	10,081,068	917	4,838,200	67.5666%
B股股東	2,380,349	2,379,449	900	0	99.9622%

註： 議案七系關聯交易，關聯方上海錦江國際酒店(集團)股份有限公司(代表股份數303,465,764股)回避表決，參加表決的股份數為17,300,534股。

承董事會命
上海錦江國際酒店(集團)股份有限公司
康鳴、袁阡佑
聯席公司秘書

中國上海，2008年5月30日

於本公告日期，執行董事為俞敏亮先生、陳文君女士、楊衛民先生、陳灝先生、袁公耀先生、徐祖榮先生、韓敏先生和康鳴先生，非執行董事為沈懋興先生，獨立非執行董事則為季崗先生、夏大慰先生、孫大建先生、芮明杰先生、楊孟華先生、屠啓宇先生、沈成相先生和李松坡先生。

* *該公司根據香港法例第32章公司條例第XI部以其中文名稱和英文名稱「Shanghai Jin Jiang International Hotels (Group) Company Limited」登記為非香港公司。*

Shanghai Jin Jiang International Hotels (Group) Company Limited*

上海錦江國際酒店（集團） 股份有限公司

(a joint stock company incorporated in the People's Republic of China with limited liability)
(Stock Code: 02006)

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The original Chinese version of the following announcement will be released on 31 May 2008 in Shanghai and in Hong Kong by Shanghai Jin Jiang International Hotels Development Company Limited (the "Company"), which is a subsidiary of Shanghai Jin Jiang International Hotels (Group) Company Limited and whose A Shares and B Shares are listed on the Shanghai Stock Exchange:

SHANGHAI JIN JIANG INTERNATIONAL HOTELS DEVELOPMENT COMPANY LIMITED
ANNOUNCEMENT IN RESPECT OF RESOLUTIONS OF THE 2007 ANNUAL GENERAL MEETING

The Company and all members of the Board of Directors hereby warrant that the information contained in this announcement is true, accurate and complete, and jointly and severally accept responsibility for any misrepresentations, misleading statements or material omissions contained herein.

Important:

- There was no objection or amendment to the resolutions tabled at the Meeting.
- There was no new resolution tabled for voting at the Meeting.

I. Holding and attendance of the Meeting:

The notice of the 2007 Annual General Meeting of Shanghai Jin Jiang International Hotels Development Company Limited was dispatched by way of an announcement on 8 May 2008, and the Meeting was held at Holiday Inn Downtown Shanghai (Plaza Wing) on 30 May 2008.

The Meeting was attended by 76 shareholders and proxies, representing 320,766,298 shares, or 53.1738% of the total share capital of the Company, of which 318,385,949 shares were represented by 55 holders of A shares and their proxies and 2,380,349 shares were represented by 21 holders of B shares and their prcxies.

The Meeting was convened by the Board of Directors of the Company and presided by the Chairman of the Board, Mr. Yu Minliang. Attended by some of the Directors, supervisors and senior management, the Meeting has complied with the relevant provisions of the Company Law of the People's Republic of China and the Articles.

II. Consideration of the Resolutions:

The following Resolutions were considered and passed at the Meeting by ballot:

1. Resolution in respect of the Report of the Board of Directors 2007
2. Resolution in respect of the Report of the Supervisory Committee 2007
3. Resolution in respect of the Final Financial Report 2007
4. Resolution in respect of the Profit Distribution Plan 2007

Audited net profit attributable to shareholders of the Company for 2007 was RMB241,224,846 (in terms of the parent company). After allocating RMB24,122,485 to the statutory surplus reserve in accordance with the law, adding the unappropriated profit of RMB209,731,424 brought forward as at the end of last year, and deducting the 2006 dividends of RMB180,972,222 appropriated in 2007, the profit available for distribution to shareholders for the year was RMB245,861,563. It was proposed that, based on the total share capital of 603,240,740 shares as at the end of 2007, a cash dividend of RMB3.50 (before tax) for every 10 shares be payable to shareholders. Dividends for B shares shall be converted to and payable in USD at the mid-market exchange rate of USD to RMB as quoted by the People's Bank of China on the next business day following the date of passing the resolution in respect of dividend appropriation by the Annual General Meeting of the Company. The balance of unappropriated profit of RMB34,727,304 shall be carried forward to the following year.

Details of the dividend payment will be announced separately.

5. Resolution in respect of the payment of audit fees to the certified public accountants;
6. Resolution in respect of the re-appointment of the certified public accountants for 2008;
7. Resolution in respect of the continuing connected transactions in 2007 and the proposed connected transactions for 2008

Details of the relevant information relating to the above Resolutions were disclosed by the Company in Shanghai Securities News and Ta Kung Pao on 10 April 2008. Investors should also refer to the website of Shanghai Stock Exchange http://www.see.com.cn.

Please refer to the annex for details of the voting results of the above Resolutions.

The Work Report of the Independent Directors 2007 was also heard at the Meeting.

III. Attestation by Lawyers:

The Annual General Meeting was attended by Mr. Pan Zhiqiang, a lawyer of the Shanghai Branch of Beijing Genesis Law Firm, who had issued a legal opinion. The lawyer was of the opinion that: the convening and holding of the Meeting, the qualification of the attendees and the convenors, and the voting procedures of the Meeting were in compliance with the laws and regulations and the requirements of the the Rules of General Meetings of Listed Companies and the Articles, and the Resolutions passed by the Meeting were legal and valid.

IV. Documents Available for Inspection:

1. Resolutions of the Annual General Meeting;
2. Legal opinions issued by the lawyer.

By Order of the Board of Directors of
Shanghai Jin Jiang International Hotels Development Company Limited

31 May 2008

Annex:

Shanghai Jin Jiang International Hotels Development Company Limited

Voting Results of the 2007 Annual General Meeting

1. Resolution in respect of the Report of the Board of Directors 2007

	Number of shares represented	For	Against	Abstained	Passing percentage
All shareholders	320,766,298	320,756,598	9,700	0	99.9970%
Holders of A shares	318,385,949	318,377,149	8,800	0	99.9972%
Holders of B shares	2,380,349	2,379,449	900	0	99.9622%

2. Resolution in respect of the Report of the Supervisory Committee 2007

	Number of shares represented	For	Against	Abstained	Passing Percentage
All shareholders	320,766,298	320,765,398	900	0	99.9997%
Holders of A shares	318,385,949	318,385,949	0	0	100.0000%
Holders of B shares	2,380,349	2,379,449	900	0	99.9622%

3. Resolution in respect of the Final Financial Report 2007

	Number of shares represented	For	Against	Abstained	Passing Percentage
All shareholders	320,766,298	320,765,398	900	0	99.9997%
Holders of A shares	318,385,949	318,385,949	0	0	100.0000%
Holders of B shares	2,380,349	2,379,449	900	0	99.9622%

4. Resolution in respect of the Profit Distribution Plan 2007

	Number of shares represented	For	Against	Abstained	Passing Percentage

All shareholders	320,766,298	320,762,611	3,687	0	99.9989%
Holders of A shares	318,385,949	318,383,162	2,787	0	99.9991%
Holders of B shares	2,380,349	2,379,449	900	0	99.9622%

5. Resolution in respect of the Payment of Audited Fees to the Certified Public Accountants

	Number of shares represented	For	Against	Abstained	Passing Percentage
All shareholders	320,766,298	320,765,398	900	0	99.9997%
Holders of A shares	318,385,949	318,385,949	0	0	100.0000%
Holders of B shares	2,380,349	2,379,449	900	0	99.9622%

6. Resolution in respect of the Re-appointment of the Certified Public Accountants for 2008

	Number of shares represented	For	Against	Abstained	Passing Percentage
All shareholders	320,766,298	320,765,398	900	0	99.9997%
Holders of A shares	318,385,949	318,385,949	0	0	100.0000%
Holders of B shares	2,380,349	2,379,449	900	0	99.9622%

7. Resolution in respect of the Continuing Connected Transactions in 2007 and the Proposed Connected Transactions for 2008

	Number of shares represented	For	Against	Abstained	Passing Percentage
All shareholders	17,300,534	12,460,517	1,817	4,838,200	72,0239%
Holders of A shares	14,920,185	10,081,068	917	4,838,200	67.5666%
Holders of B shares	2,380,349	2,379,449	900	0	99.9622%

Notes: In respect of the connected transactions in Resolution 7, Shanghai Jin Jiang International Hotels (Group) Company Limited, the connected person (representing 303,465,764 shares), abstained from voting, and the number of shares voted were 17,300,534 shares.

By Order of the Board
Shanghai Jin Jiang International Hotels (Group) Company Limited
Kang Ming, Yuen Chin Yau
Joint Company Secretaries

Shanghai, China, 30 May 2008

As at the date of this announcement, the executive Directors are Mr. Yu Minliang, Ms. Chen Wenjun, Mr. Yang Weimin, Mr. Chen Hao, Mr. Yuan Gongyao, Mr. Xu Zurong, Mr. Han Min and Mr. Kang Ming, the non-executive Director is Mr. Shen Maoxing, and the independent non-executive Directors are Mr. Ji Gang, Mr. Xia Dawei, Mr. Sun Dajian, Mr. Rui Mingjie, Mr. Yang Menghua, Mr. Tu Qiyu, Mr. Shen Chengxiang and Mr. Lee Chung Bo.

* The Company is registered as a non-Hong Kong company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "Shanghai Jin Jiang International Hotels (Group) Company Limited".

3

Jin Jiang Hotels

Shanghai Jin Jiang International Hotels (Group) Company Limited*
上海錦江國際酒店（集團）股份有限公司

(於中華人民共和國註冊成立的股份有限公司)

(股份代碼：02006)

於其他海外監管市場發布的公告

本公告乃根據香港聯合交易所有限公司證券上市規則第13.09(2)條的規定而發表。

以下公告的中文原稿將由上海錦江國際酒店(集團)股份有限公司旗下一間以A股和B股於上海證券交易所上市的附屬公司，上海錦江國際酒店發展股份有限公司(「本公司」)於2008年6月10日於上海和香港發布：

上海錦江國際酒店發展股份有限公司
2007年度分紅派息實施公告

本公司及董事會全體成員保證公告內容的真實、準確和完整，對公告的虛假記載、誤導性陳述或者重大遺漏負連帶責任。

重要內容提示：

- A股扣稅前每股現金紅利0.35元，扣稅後每股現金紅利0.315元，機構投資者不扣稅

  B股每股現金紅利0.050453美元

- 股權登記日：A股：2008年6月13日
  B股：2008年6月18日(最後交易日為2008年6月13日)

- 除息日：2008年6月16日

- 現金紅利發放日：2008年6月27日

一、通過利潤分配方案的股東大會屆次和日期：

上海錦江國際酒店發展股份有限公司(以下簡稱「公司」) 2007年度利潤分配方案已經2008年5月30日召開的公司2007年度股東大會審議通過，股東大會決議公告刊登於2008年5月31日的《上海證券報》、《大公報》和上海證券交易所網站(www.sse.com.cn)。

二、2007年度利潤分配方案：

經公司2007年度股東大會批准，按2007年末的總股本603,240,740股為基數，向全體股東每10股派3.50元現金紅利（含稅），共計派發股利211,134,259元。

無限售條件的A股流通股個人股東的現金紅利，公司將委托中國證券登記結算有限責任公司上海分公司（以下簡稱「登記結算公司」）按10%的税率代扣個人所得税，實際發放現金紅利為每股人民幣0.315元。A股機構投資者實際發放現金紅利為每股人民幣0.35元。

B股股東的現金股利以美元支付，美元與人民幣滙率按2007年度股東大會決議日下一工作日（2008年6月2日）中國人民銀行公佈的美元兑換人民幣中間價（1：6.9372）折算成每股分配現金股利0.050453美元。

三、利潤分配方案具體實施日期：

1、 股權登記日：A股：2008年6月13日
B股：2008年6月18日（最後交易日為2008年6月13日）

2、 除息日：2008年6月16日

3、 紅利發放日：2008年6月27日

四、紅利發放對象：

截止2008年6月13日下午交易結束後在登記結算公司登記在冊的本公司A股股東和截止2008年6月18日下午交易結束後在登記結算公司登記在冊的本公司B股股東（B股最後交易日為2008年6月13日）。

五、分紅派息實施方法：

1、 無限售條件的A股股東的現金紅利由本公司委托登記結算公司發放。具體辦法：登記結算公司在紅利發放日前一個交易日，將已辦理指定交易的投資者的現金紅利通過登記結算公司資金清算系統劃付給其指定的證券公司，投資者可在現金紅利發放日領取現金紅利；未辦理指定交易的投資者的現金紅利暫由登記結算公司保管，當投資者辦理指定交易並生效後，登記結算公司即將該投資者尚未領取的現金紅利劃付給其指定的證券公司，投資者在辦理指定交易後的第二個交易日即可領取現金紅利。

2、 有限售條件的A股股東的現金紅利由本公司直接發放。

3、 B股股東的現金紅利由本公司委托登記結算公司發放。B股紅利以美元支付，B股投資者可於2008年6月27日起到其托管券商或托管銀行處領取美元紅利。

六、諮詢辦法：

諮詢機構：公司董事會秘書室

電話：86-21-63217132、021-63741122×806

傳真：86-21-63217720

七、備查文件：

公司2007年度股東大會決議

特此公告。

上海錦江國際酒店發展股份有限公司董事會

2008年6月10日

承董事會命
上海錦江國際酒店(集團)股份有限公司
康鳴、袁阡佑
聯席公司秘書

中國上海，2008年6月6日

於本公告日期，執行董事為俞敏亮先生、陳文君女士、楊衛民先生、陳灝先生、袁公耀先生、徐祖榮先生、韓敏先生和康鳴先生，非執行董事為沈懋興先生，獨立非執行董事則為季崗先生、夏大慰先生、孫大建先生、芮明杰先生、楊孟華先生、屠啓宇先生、沈成相先生和李松坡先生。

* *該公司根據香港法例第32章公司條例第XI部以其中文名稱和英文名稱「Shanghai Jin Jiang International Hotels (Group) Company Limited」登記為非香港公司。*

Shanghai Jin Jiang International Hotels (Group) Company Limited*

上海錦江國際酒店（集團） 股份有限公司

(a joint stock company incorporated in the People's Republic of China with limited liability)
(Stock Code: 02006)

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The original Chinese version of the following announcement will be released on 10 June 2008 in Shanghai and in Hong Kong by Shanghai Jin Jiang International Hotels Development Company Limited (the ''Company''), which is a subsidiary of Shanghai Jin Jiang International Hotels (Group) Company Limited and whose A Shares and B Shares are listed on the Shanghai Stock Exchange:

Shanghai Jin Jiang International Hotels Development Company Limited

Announcement in respect of the Payment of Dividends for 2007

The Company and all members of the Board of Directors hereby warrant that the information contained in this announcement is true, accurate and complete, and jointly and severally accept responsibility for any misrepresentations, misleading statements or material omissions contained herein.

Important:

- Cash dividend for each A share is RMB 0.35 per share before tax and RMB 0.315 per share after tax. Institutional investors are not subject to withholding tax.
- Cash dividend for each B share is USD 0.050453 per share
- Record date: A shares: 13 June 2008
  B shares: 18 June 2008 (last trading date being 13 June 2008)
- Ex-dividend date: 16 June 2008
- Payment date of cash dividend: 27 June 2008

I. Year and Date of the Annual General Meeting Passing the Profit Distribution Plan:
The Profit Distribution Plan 2007 of Shanghai Jin Jiang International Hotels Development Company Limited was considered and passed by the 2007 Annual General Meeting held on 30 May 2008, and the announcement in respect of the resolutions of the General Meeting was published in Shanghai Securities, Ta Kung Pao and the website of the Shanghai Stock Exchange (www.sse.com.cn) on 31 May 2008.

II. Profit Distribution Plan 2007:

Pursuant to the approval of the 2007 Annual General Meeting, and based on the total share capital of the Company of 603,240,740 shares as at the end of 2007, a cash dividend of RMB 3.50 (after tax) for every 10 shares is payable to all shareholders, and total dividends amounted to RMB 211,134,259.

In respect of cash dividend for A shares without trading restrictions held by individual shareholders, the Company has appointed China Securities Depository and Clearing Corporation Limited Shanghai Branch (hereinafter referred to as the "Clearing Company") to withhold personal income tax at the rate of 10%, with the actual cash dividend payable at RMB0.315 per share. The actual cash dividend payable to institutional investors of A shares is RMB0.35 per share.

Cash dividends for holders of B shares at USD0.050453, payable in United States dollars ("USD"), are converted at the mid-market exchange rate of USD to RMB (1:6.9372) as quoted by the People's Bank of China on 2 June 2008, which was the next business day following the date of the resolution of the 2007 Annual General Meeting.

III. Dates relating to the Profit Distribution Plan:

1. Record date: A shares: 13 June 2008
   B shares: 18 June 2008 (last trading date was 13 June 2008)
2. Ex-dividend date: 16 June 2008
3. Payment date of dividend: 27 June 2008

IV. Payees of Dividends:

Holders of A shares of the Company whose names appear on the register of members of the Clearing Company as at the close of trading of the afternoon session on 13 June 2008 and holders of B shares of the Company whose names appear on the register of members of the Clearing Company as at the close of trading of the afternoon session on 18 June 2008 (last trading day for B shares being 13 June 2008).

V. Methods of Payments of Dividends

1. Cash dividends for holders of A shares without trading restrictions are payable by the Clearing Company appointed by the Company. Details of the method of payments are as follows: The Clearing Company will pay the cash dividends to the securities companies designated by investors, who have completed the requisite transactions, on the previous trading day prior to the dividend payment date. Such investors can collect their cash dividends on the payment date of cash dividends. Cash dividends payable to those investors, who have not yet completed the requisite transactions, will be placed in custody with the Clearing Company temporarily. When the requisite transactions are completed by investors and became effective, the Clearing Company will pay the unclaimed cash dividends to the securities company designated by such investor who can collect the cash dividend on the second trading day subsequent to completion of the requisite transaction.

2. Cash dividends for holders of A shares with trading restrictions are payable direct by the Company.
3. Cash dividends for holders of B shares are payable by the Clearing Company appointed by the Company. Cash dividends for B shares, which are payable in USD, can be collected by investors of B shares at their brokerage or bank custodians on 27 June 2008.

VI. Enquiries

Unit: Secretariat to the Board of Directors of the Company
Tel: 86-21-63217132, 021-63741122 ext 806
Fax: 86-21-63217720

VII. Documents Available for Inspection

Resolutions of the 2007 Annual General Meeting of the Company

By Order of the Board of Directors of
Shanghai Jin Jiang International Hotels (Group) Company Limited
10 June 2008

By Order of the Board
Shanghai Jin Jiang International Hotels (Group) Company Limited
Kang Ming, Yuen Chin Yau
Joint Company Secretaries
Shanghai, China, 6 June 2008

As at the date of this announcement, the executive Directors are Mr. Yu Minliang, Ms. Chen Wenjun, Mr. Yang Weimin, Mr. Chen Hao, Mr. Yuan Gongyao, Mr. Xu Zurong, Mr. Han Min and Mr. Kang Ming, the non-executive Director is Mr. Shen Maoxing, and the independent non-executive Directors are Mr. Ji Gang, Mr. Xia Dawei, Mr. Sun Dajian, Mr. Rui Mingjie, Mr. Yang Menghua, Mr. Tu Qiyu, Mr. Shen Chengxiang and Mr. Lee Chung Bo.

* The Company is registered as a non-Hong Kong company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "Shanghai Jin Jiang International Hotels (Group) Company Limited".

RECEIVED
2008 SEP -2 P 1:33
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

4

Shanghai Jin Jiang International Hotels (Group) Company Limited*
上海錦江國際酒店(集團)股份有限公司

(於中華人民共和國注冊成立的股份有限公司)

(股份代碼:02006)

於其他海外監管市場發布的公告

本公告乃根據香港聯合交易所有限公司證券上市規則第13.09(2)條的規定而發表。

以下公告的中文原稿將由上海錦江國際酒店(集團)股份有限公司旗下一間以A股和B股於上海證券交易所上市的附屬公司,上海錦江國際酒店發展股份有限公司(「本公司」)於2008年6月20日於上海和香港發布:

上海錦江國際酒店發展股份有限公司
關於公司浦西辦公地搬遷的公告

本公司浦西辦公地於2008年6月23日搬遷至上海市延安東路100號25樓,郵政編碼:200002;浦東辦公地址不變。

公司投資者聯繫電話(021-63217132、021-63741122轉806)、聯繫傳真(021-63217720)不變。

特此公告。

上海錦江國際酒店發展股份有限公司董事會

2008年6月20日

承董事會命
上海錦江國際酒店(集團)股份有限公司
康鳴、袁阡佑
聯席公司秘書

中國上海,2008年6月19日

於本公告日期,執行董事為俞敏亮先生、陳文君女士、楊衛民先生、陳灝先生、袁公耀先生、徐祖榮先生、韓敏先生和康鳴先生,非執行董事為沈懋興先生,獨立非執行董事則為季崗先生、夏大慰先生、孫大建先生、芮明杰博士、楊孟華先生、屠啓宇博士、沈成相先生和李松坡先生。

* *該公司根據香港法例第32章公司條例第XI部以其中文名稱和英文名稱「Shanghai Jin Jiang International Hotels (Group) Company Limited」登記為非香港公司。*

Shanghai Jin Jiang International Hotels (Group) Company Limited*

上海錦江國際酒店（集團） 股份有限公司

(a joint stock company incorporated in the People's Republic of China with limited liability)
(Stock Code: 02006)

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The original Chinese version of the following announcement will be released on 20 June 2008 in Shanghai and in Hong Kong by Shanghai Jin Jiang International Hotels Development Company Limited (the ''Company''), which is a subsidiary of Shanghai Jin Jiang International Hotels (Group) Company Limited and whose A Shares and B Shares are listed on the Shanghai Stock Exchange:

Shanghai Jin Jiang International Hotels Development Company Limited

Announcement in respect of the Change of Address of Puxi Office

The address of the Company's office in Puxi will be moved to Level 25, 100 Yanan East Road, Shanghai 200002 on 23 June 23 2008. The address of the Company's office in Pudong will remain unchanged.

The telephone numbers (021-63217132, 021-63741122 ext 806) and fax number (021-63217720) of the Company for investors' liaison will remain unchanged.

By Order of Board of Directors of
Shanghai Jin Jiang International Hotels Development Company Limited

20 June 2008

By Order of the Board
Shanghai Jin Jiang International Hotels (Group) Company Limited
Kang Ming, Yuen Chin Yau
Joint Company Secretaries
Shanghai, China, 19 June 2008

As at the date of this announcement, the executive Directors are Mr. Yu Minliang, Ms. Chen Wenjun, Mr. Yang Weimin, Mr. Chen Hao, Mr. Yuan Gongyao, Mr. Xu Zurong, Mr. Han

Min and Mr. Kang Ming, the non-executive Director is Mr. Shen Maoxing, and the independent non-executive Directors are Mr. Ji Gang, Mr. Xia Dawei, Mr. Sun Dajian, Dr. Rui Mingjie, Mr. Yang Menghua, Dr. Tu Qiyu, Mr. Shen Chengxiang and Mr. Lee Chung Bo.

* The Company is registered as a non-Hong Kong company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "Shanghai Jin Jiang International Hotels (Group) Company Limited".

5

Shanghai Jin Jiang International Hotels (Group) Company Limited*
上海錦江國際酒店（集團）股份有限公司
（於中華人民共和國註冊成立的股份有限公司）

（股份代碼：02006）

於其他海外監管市場發佈的公告

本公告乃根據香港聯合交易所有限公司證券上市規則第13.09(2)條的規定而發表。

以下公告的中文原稿將由上海錦江國際酒店（集團）股份有限公司旗下一間以A股和B股於上海證券交易所上市的附屬公司，上海錦江國際酒店發展股份有限公司（「本公司」）於2008年7月17日於上海和香港發布：

上海錦江國際酒店發展股份有限公司
澄清公告

近日，部分媒體報道了「錦江股份擬接盤西京飯店」，經調查，有關情況如下：

西安飲食股份有限公司於2008年7月15日在《證券時報》、《證券日報》及深圳證券交易所網站(http://www.szse.cn)披露了「西安飲食股份有限公司關於與上海錦江國際酒店（集團）股份有限公司簽訂受讓西京國際飯店有限公司框架協議的公告」，上海錦江國際酒店（集團）股份有限公司是本公司控股股東。

特此澄清。

上海錦江國際酒店發展股份有限公司董事會

2008年7月17日

承董事會命
上海錦江國際酒店（集團）股份有限公司
康鳴、袁阡佑
聯席公司秘書

中國上海，2008年7月16日

*於本公告日期，執行董事為俞敏亮先生、陳文君女士、楊衛民先生、陳灝先生、袁公耀先生、徐祖榮先生、韓敏先生和康鳴先生，非執行董事為沈懋興先生，獨立非執行董事則為季崗先生、夏大慰先生、孫大建先生、芮明杰博士、楊孟華先生、屠啓宇博士、沈成相先生和李松坡先生。

* 該公司根據香港法例第32章公司條例第XI部以其中文名稱和英文名稱「Shanghai Jin Jiang International Hotels (Group) Company Limited」登記為非香港公司。

Shanghai Jin Jiang International Hotels (Group) Company Limited*

上海錦江國際酒店（集團） 股份有限公司

(a joint stock company incorporated in the People's Republic of China with limited liability)
(Stock Code: 02006)

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The original Chinese version of the following announcement will be released on 17 July 2008 in Shanghai and in Hong Kong by Shanghai Jin Jiang International Hotels Development Company Limited (the ''Company''), which is a subsidiary of Shanghai Jin Jiang International Hotels (Group) Company Limited and whose A Shares and B Shares are listed on the Shanghai Stock Exchange:

Shanghai Jin Jiang International Hotels Development Company Limited

Clarification Announcement

We would like to clarify certain reports made by media that Shanghai Jin Jiang International Hotel Development Company Limited proposed to take charge of Xijing Hotel as follows:

The announcement relating to the "Signing of the Framework Agreement in respect of the Transfer of Xijing International Hotel Company Limited between Xian Catering Company Limited and Shanghai Jin Jiang International Hotels (Group) Company Limited" was disclosed by Xian Catering Company Limited in Securities Times, Securities Daily and the website of the Shenzhen Stock Exchange (http://www.szse.cn) on 15 July 2008. Shanghai Jin Jiang International Hotels (Group) Company Limited is the controlling shareholder of the Company.

By Order of the Board of Directors of
Shanghai Jinjiang International Hotels Development Company Limited

17 July 2008

By Order of the Board
Shanghai Jin Jiang International Hotels (Group) Company Limited
Kang Ming, Yuen Chin Yau
Joint Company Secretaries
Shanghai, China, 16 July 2008

As at the date of this announcement, the executive Directors are Mr. Yu Minliang, Ms. Chen Wenjun, Mr. Yang Weimin, Mr. Chen Hao, Mr. Yuan Gongyao, Mr. Xu Zurong, Mr. Han Min and Mr. Kang Ming, the non-executive Director is Mr. Shen Maoxing, and the independent non-executive Directors are Mr. Ji Gang, Mr. Xia Dawei, Mr. Sun Dajian, Dr. Rui Mingjie, Mr. Yang Menghua, Dr. Tu Qiyu, Mr. Shen Chengxiang and Mr. Lee Chung Bo.

* The Company is registered as a non-Hong Kong company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "Shanghai Jin Jiang International Hotels (Group) Company Limited".

RECEIVED
2008 SEP -2 P 1:34
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

6

Jin Jiang Hotels

Shanghai Jin Jiang International Hotels (Group) Company Limited*
上 海 錦 江 國 際 酒 店 (集 團) 股 份 有 限 公 司

(於中華人民共和國註冊成立的股份有限公司)

(股份代碼：02006)

於其他海外監管市場發布的公告

本公告乃根據香港聯合交易所有限公司證券上市規則第13.09(2)條的規定而發表。

以下公告的中文原稿將由上海錦江國際酒店(集團)股份有限公司旗下一間以A股和B股於上海證券交易所上市的附屬公司，上海錦江國際酒店發展股份有限公司(「本公司」)於2008年7月19日於上海和香港發布：

上海錦江國際酒店發展股份有限公司
第五屆董事會第二十五次會議決議公告

本公司及董事會全體成員保證公告內容的真實、準確和完整，對公告的虛假記載、誤導性陳述或者重大遺漏負連帶責任。

本公司第五屆董事會第二十五次會議於2008年7月18日以通訊方式召開，與會董事共15人，佔董事會成員的100%。會議審議並通過了以下議案：

一、審議關於公司治理專項活動整改情況說明的議案；

表決結果：15票同意，0票反對，0票棄權。

《公司治理專項活動整改情況說明》詳見上海證券交易所網站(www.sse.com.cn)。

二、審議控股股東及其他關聯方佔用資金自查報告的議案；

表決結果：15票同意，0票反對，0票棄權。

《控股股東及其他關聯方佔用資金自查報告》詳見上海證券交易所網站(www.sse.com.cn)。

特此公告。

上海錦江國際酒店發展股份有限公司董事會

2008年7月19日

承董事會命
上海錦江國際酒店(集團)股份有限公司
康鳴、袁阡佑
聯席公司秘書

中國上海，2008年7月18日

於本公告日期，執行董事為俞敏亮先生、陳文君女士、楊衛民先生、陳灝先生、袁公耀先生、徐祖榮先生、韓敏先生和康鳴先生，非執行董事為沈懋興先生，獨立非執行董事則為季崗先生、夏大慰先生、孫大建先生、芮明杰博士、楊孟華先生、屠啟宇博士、沈成相先生和李松坡先生。

* *該公司根據香港法例第32章公司條例第XI部以其中文名稱和英文名稱「Shanghai Jin Jiang International Hotels (Group) Company Limited」登記為非香港公司。*

Shanghai Jin Jiang International Hotels (Group) Company Limited*

上海錦江國際酒店（集團） 股份有限公司

(a joint stock company incorporated in the People's Republic of China with limited liability)
(Stock Code: 02006)

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The original Chinese version of the following announcement will be released on 19 July 2008 in Shanghai and in Hong Kong by Shanghai Jin Jiang International Hotels Development Company Limited (the ''Company''), which is a subsidiary of Shanghai Jin Jiang International Hotels (Group) Company Limited and whose A Shares and B Shares are listed on the Shanghai Stock Exchange:

Shanghai Jinjiang International Hotels Development Company Limited

Announcement in respect of the Resolutions of the Twenty-fifth Meeting of the Fifth Session of the Board of Directors

The Company and all members of the Board of Directors hereby warrant that the information contained in this announcement is true, accurate and complete, and jointly and severally accept responsibility for any misrepresentations, misleading statements or material omissions contained herein.

The Twenty-fifth Meeting of the Fifth Session of the Board of Directors of the Company (the "Meeting") was convened by means of telecommunications on 18 July 2008 and attended by all 15 Directors. The following resolutions were considered and passed by the Meeting::

I. Resolution in respect of the Corporate Governance Practices of the Company;

Voting results: 15 votes in favour, 0 vote against and 0 vote abstained.

Please refer to the website of the Shanghai Stock Exchange: www.sse.com.cn for details of the Explanations of Corporate Governance Practices of the Company.

II. Resolution in respect of the Internal Report on Use of Funds by the Controlling Shareholder and other related parties;

Voting results: 15 votes in favour, 0 vote against and 0 vote abstained.

Please refer to the website of the Shanghai Stock Exchange: www.sse.com.cn for details of the Internal Report on Use of Funds by Controlling Shareholders and other related parties.

By Order of the Board of Directors of
Shanghai Jin Jiang International Hotels Development Company Limited
19 July 2008

By Order of the Board
Shanghai Jin Jiang International Hotels (Group) Company Limited
Kang Ming, Yuen Chin Yau
Joint Company Secretaries
Shanghai, China, 18 July 2008

As at the date of this announcement, the executive Directors are Mr. Yu Minliang, Ms. Chen Wenjun, Mr. Yang Weimin, Mr. Chen Hao, Mr. Yuan Gongyao, Mr. Xu Zurong, Mr. Han Min and Mr. Kang Ming, the non-executive Director is Mr. Shen Maoxing, and the independent non-executive Directors are Mr. Ji Gang, Mr. Xia Dawei, Mr. Sun Dajian, Dr. Rui Mingjie, Mr. Yang Menghua, Dr. Tu Qiyu, Mr. Shen Chengxiang and Mr. Lee Chung Bo.

* The Company is registered as a non-Hong Kong company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "Shanghai Jin Jiang International Hotels (Group) Company Limited".

END